    As filed with the Securities and Exchange Commission on August 17, 2001

                                            REGISTRATION NO. 333-
                                                             811-04440

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           /X/
                                       AND
                               AMENDMENT NO. 16 TO
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                             /X/

                       SUN LIFE (N.Y.) VARIABLE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
                               (NAME OF DEPOSITOR)

                        122 EAST 42ND STREET, SUITE 1900
                            NEW YORK, NEW YORK 10017
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                  DEPOSITOR'S TELEPHONE NUMBER: (212) 983-6352

           EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL
                 C/O SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                        RETIREMENT PRODUCTS AND SERVICES
                                ONE COPLEY PLACE
                          BOSTON, MASSACHUSETTS 02116
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:
                                JOAN BOROS, ESQ.
               JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP
                       1025 THOMAS JEFFERSON STREET, N.W.
                                   SUITE 400E
                             WASHINGTON, D.C. 20007


Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS


         Attached hereto and made a part hereof is the Prospectus dated
October   , 2001 for each of the following:

         Regatta Extra-NY Variable and Fixed Annuity [to be filed by amendment] Futurity Accolade-NY Variable and Fixed Annuity

                                                                      PROSPECTUS
                                                                OCTOBER   , 2001

                              FUTURITY ACCOLADE NY

      Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C offer the flexible payment deferred annuity contracts described in this Prospectus to individuals.

      You may choose among a number of variable investment options and a fixed interest option. The variable options are Sub-Accounts in the Variable Account. Each Sub-Account invests in one of the following mutual funds or a series thereof (the "Funds"):

AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Capital Appreciation Fund
  AIM V.I. Growth Fund
  AIM V.I. Growth and Income Fund
  AIM V.I. International Equity Fund
  AIM V.I. Value Fund
THE ALGER AMERICAN FUND
  Alger American Growth Portfolio
  Alger American Income and Growth Portfolio
  Alger American Small Capitalization Portfolio
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
  Alliance VP Premier Growth Fund
  Alliance VP Technology Fund
  Alliance VP Growth and Income Fund
  Alliance VP Worldwide Privatization Fund
  Alliance VP Quasar Fund
GOLDMAN SACHS VARIABLE INSURANCE TRUST
  VIT CORE(SM) Large Cap Growth Fund
  VIT CORE(SM) U.S. Equity Fund
  VIT Internet Tollkeeper Fund
  VIT Capital Growth Fund
INVESCO VARIABLE INVESTMENT FUNDS, INC.
  INVESCO VIF Dynamics Fund
  INVESCO VIF Small Company Growth Fund
LORD ABBETT SERIES FUND, INC.
  Lord Abbett Series Fund Mid Cap Value
  Lord Abbett Series Fund Growth and Income
  Lord Abbett Series Fund International
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
  Fidelity VIP Contrafund(TM) Portfolio
  Fidelity VIP Growth Portfolio
  Fidelity VIP Overseas Portfolio
MFS/SUN LIFE SERIES TRUST
  MFS/Sun Life Capital Appreciation S Class
  MFS/Sun Life Emerging Growth S Class
  MFS/Sun Life Government Securities S Class
  MFS/Sun Life High Yield S Class
  MFS/Sun Life Massachusetts Investors Growth
     Stock S Class
  MFS/Sun Life Massachusetts Investors Trust
     S Class
  MFS/Sun Life New Discovery S Class
  MFS/Sun Life Total Return S Class
  MFS/Sun Life Utilities S Class
RYDEX VARIABLE TRUST
  Rydex VT Nova Fund
  Rydex VT OTC Fund
SUN CAPITAL ADVISERS TRUST
  SC(SM) Davis Financial Fund
  SC(SM) Davis Venture Value Fund
  SC(SM) INVESCO Energy Fund
  SC(SM) INVESCO Health Sciences Fund
  SC(SM) INVESCO Technology Fund
  SC(SM) INVESCO Telecommunications Fund
  SC(SM) Neuberger Berman Mid Cap Growth Fund
  SC(SM) Neuberger Berman Mid Cap Value Fund
  SC(SM) Value Equity Fund
  SC(SM) Value Managed Fund
  SC(SM) Value Mid Cap Fund
  SC(SM) Value Small Cap Fund
  SC(SM) Blue Chip Mid Cap Fund
  SC(SM) Investors Foundation Fund
  SC(SM) Select Equity Fund
  Sun Capital Investment Grade Bond Fund(SM)
  Sun Capital Money Market Fund(SM)
  Sun Capital Real Estate Fund(SM)

      The Fixed Account is available for a one-year period, and pays interest at a guaranteed rate for each period.

      PLEASE READ THIS PROSPECTUS AND THE FUND PROSPECTUSES CAREFULLY BEFORE INVESTING AND KEEP THEM FOR FUTURE REFERENCE. THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CONTRACTS AND THE FUNDS.

      We have filed a Statement of Additional Information dated
2001 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the
SAI is on page   of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Service Address") or by telephoning (800) 282-7073. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPENSES ASSOCIATED WITH CONTRACTS OFFERING A BONUS CREDIT MAY BE HIGHER THAN THOSE ASSOCIATED WITH CONTRACTS THAT DO NOT OFFER A BONUS CREDIT. THE BONUS CREDIT MAY BE MORE THAN OFFSET BY THE CHARGES ASSOCIATED WITH THE CREDIT.

ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY US MEANS RECEIPT AT THE FOLLOWING SERVICE ADDRESS:

      SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
      P.O. BOX 9141
      BOSTON, MASSACHUSETTS 02117

                               TABLE OF CONTENTS

                                                                 PAGE
Special Terms                                                       1
Product Highlights                                                  1
Expense Summary                                                     2
Summary of Contract Expenses                                        3
Underlying Fund Annual Expenses                                     3
Examples                                                            6
The Annuity Contract                                               11
Communicating To Us About Your Contract                            11
Sun Life Insurance and Annuity Company of New York                 12
The Variable Account                                               12
Variable Account Options: The Funds                                12
The Fixed Account                                                  17
The Fixed Account Options: The Guarantee Periods                   17
The Accumulation Phase                                             17
  Issuing Your Contract                                            17
  Amount and Frequency of Purchase Payments                        17
  Allocation of Net Purchase Payments                              18
  Your Account                                                     18
  Your Account Value                                               18
  Purchase Payment Interest                                        18
  Variable Account Value                                           19
  Fixed Account Value                                              20
  Transfer Privilege                                               20
  Waivers; Reduced Charges; Credits; Bonus Guaranteed
     Interest Rates                                                21
  Optional Programs                                                21
Withdrawals and Withdrawal Charge                                  23
  Cash Withdrawals                                                 23
  Withdrawal Charge                                                24
  Types of Withdrawals Not Subject to Withdrawal Charge            25
Contract Charges                                                   25
  Account Fee                                                      25
  Administrative Expense Charge                                    26
  Mortality and Expense Risk Charge                                26
  Charges for Optional Death Benefit Rider                         26
  Premium Taxes                                                    26
  Fund Expenses                                                    26
Death Benefit                                                      26
  Amount of Death Benefit                                          27
  The Basic Death Benefit                                          27
  Optional Death Benefit Riders                                    27
  Spousal Continuance                                              27
  Calculating the Death Benefit                                    27
  Method of Paying Death Benefit                                   28
  Non-Qualified Contracts                                          28
  Selection and Change of Beneficiary                              28
  Payment of Death Benefit                                         28
  Due Proof of Death                                               29
The Income Phase -- Annuity Provisions                             29
  Selection of the Annuitant or Co-Annuitant                       29
  Selection of the Annuity Commencement Date                       29
  Annuity Options                                                  30
  Selection of Annuity Option                                      30
  Amount of Annuity Payments                                       31
  Exchange of Variable Annuity Units                               31
  Account Fee                                                      32
  Annuity Payment Rates                                            32
  Annuity Options as Method of Payment for Death Benefit           32

                                                                 PAGE
Other Contract Provisions                                          32
  Exercise of Contract Rights                                      32
  Change of Ownership                                              32
  Voting of Fund Shares                                            33
  Periodic Reports                                                 33
  Substitution of Securities                                       34
  Change in Operation of Variable Account                          34
  Splitting Units                                                  34
  Modification                                                     34
  Reservation of Rights                                            34
  Right to Return                                                  34
Tax Considerations                                                 35
  Deductibility of Purchase Payments                               35
  Pre-Distribution Taxation of Contracts                           35
  Distributions and Withdrawals from Non-Qualified Contracts       35
  Distributions and Withdrawals from Qualified Contracts           36
  Withholding                                                      36
  Investment Diversification and Control                           37
  Tax Treatment of the Company and the Variable Account            37
  Qualified Retirement Plans                                       37
  Pension And Profit-Sharing Plans                                 37
  Tax-Sheltered Annuities                                          37
  Individual Retirement Accounts                                   38
  Roth IRAs                                                        38
Administration of the Contracts                                    38
Distribution of the Contracts                                      39
Performance Information                                            39
Available Information                                              40
Incorporation of Certain Documents by Reference                    40
State Regulation                                                   40
Legal Proceedings                                                  41
Accountants                                                        41
Financial Statements                                               41
Table of Contents of Statement of Additional Information           42
Appendix A -- Glossary                                             44
Appendix B -- Calculation of Withdrawal Charges                    47
Appendix C -- Calculation of Basic Death Benefit                   49
Appendix D -- Calculation for Purchase Payment Interest
  (Bonus Credit)                                                   50

                                 SPECIAL TERMS

      Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

                               PRODUCT HIGHLIGHTS

      The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

THE ANNUITY CONTRACT

      The Futurity Accolade NY Fixed and Variable Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing an optional death benefit rider.

THE ACCUMULATION PHASE

      Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $1 million or, if the Purchase Payment would cause your Account Value to exceed $1 million. In addition, we will credit your Contract with Purchase Payment Interest at a rate of 2% to 5% of each Purchase Payment based upon the interest rate option you choose when you apply for your Contract.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

      You can allocate your Purchase Payments among Sub-Accounts investing in a number of Fund options. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

THE FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS

      You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

EXPENSE SUMMARY

      The Contract has insurance features and investment features, and there are costs related to each.

      Each year for the first five Contract Years, we deduct a $35 Annual Account Fee. After the fifth Contract Year, we may increase the fee, but it will never exceed $50.

      We deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account. We also deduct an administrative charge of 0.15% of the average daily value of the Contract invested in the Variable Account.

      If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Contract year and declines to 0% after seven years.

      Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

      If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, a charge of 0.15% of the average daily value of your Contract from the assets of the Variable Account.

      In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.65% to 1.46% of the average daily net assets of the Fund, depending upon which Fund(s) you have select.

THE INCOME PHASE: ANNUITY PROVISIONS

      If you want to receive regular income from your annuity, you can select one of a several Annuity Options. You can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. You decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

DEATH BENEFIT

      If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon your age at issue and whether you choose the basic death benefit or, for a fee, the optional death benefit rider. The basic death benefit pays the greater of your account value and your total purchase payments (adjusted for withdrawals), both calculated as of your Death Benefit Date. The Maximum Anniversary Account Value Rider pays the greater of your basic death benefit or your highest Account Value on any Contract Anniversary before your 81(st) birthday.

WITHDRAWALS AND WITHDRAWAL CHARGE

      You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. This "free withdrawal amount" equals the amount of all Purchase Payments made and not withdrawn in the last 7 years plus the greater of (1) your Contract earnings in the prior Contract year and (2) 10% of all Purchase Payments made in the last 7 years. All other Purchase Payments are subject to the withdrawal charge. You may also have to pay income taxes and tax penalties on money you withdraw.

TAX CONSIDERATIONS

      Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

                            ------------------------

      Your Contract contains a "FREE LOOK" provision. If you can cancel your Contract within 10 days after receiving it, we will send you the Contract Value less any "adjusted" purchase payment interest as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge.

      If you have any questions about your Contract or need more information, please contact us at:

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
        P.O. BOX 9141
        BOSTON, MASSACHUSETTS 02117
        1-800-282-7073

                                EXPENSE SUMMARY

      The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectuses. In addition to the expenses listed below, we may deduct premium taxes.

                          SUMMARY OF CONTRACT EXPENSES

TRANSACTION EXPENSES

Sales Load Imposed on Purchase Payments.....................  $ 0
Deferred Sales Load (as a percentage of Purchase Payments
  withdrawn)(1)
  Number of complete Contract Years Purchase Payment in
     Account
     0-1....................................................    8%
     1-2....................................................    8%
     2-3....................................................    7%
     3-4....................................................    7%
     4-5....................................................    6%
     5-6....................................................    5%
     6-7....................................................    4%
     7 or more..............................................    0%
Transfer Fee(2).............................................  $15
ANNUAL ACCOUNT FEE per Contract(3)..........................  $50

VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average Variable Account assets)

Mortality and Expense Risk Charge...........................  1.30%
Administrative Expenses Charge..............................  0.15%
                                                              ----
Total Variable Annuity Annual Expenses......................  1.45%

Optional Death Benefit Rider Charge.........................  0.15%

------------------------------
(1) A portion of your Account may be withdrawn each year without imposition of any withdrawal charge, and after a Purchase Payment has been in your Account for 7 Contract Years, it may be withdrawn free of the withdrawal charge.

(2) Currently, no fee is imposed on transfers; however, we reserve the right to impose a charge of up to $15 per transfer.

(3) The annual Account Fee is currently $35. After the fifth Contract Year, the fee may be changed annually, but it will never exceed $50.

(4) The optional death benefit rider is defined under "Death Benefit."

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (AS A PERCENTAGE OF FUND NET ASSETS)

                                                                                          TOTAL ANNUAL
                                                                                              FUND
                                                        OTHER FUND                       EXPENSES AFTER
                                                      EXPENSES AFTER       12b-1 OR        AND BEFORE
                                        MANAGEMENT     REIMBURSEMENT       SERVICE       REIMBURSEMENT
FUND                                       FEES             (2)              FEES             (2)
----                                    ----------    --------------       --------      --------------
AIM V.I. Capital Appreciation Fund....     0.61%           0.21%                         0.82%
AIM V.I. Growth Fund..................     0.61%           0.22%                         0.83%
AIM V.I. Growth and Income Fund.......     0.60%           0.24%                         0.84%
AIM V.I. International Equity Fund....     0.73%           0.29%                         1.02%
AIM V.I. Value Fund...................     0.61%           0.23%                         0.84%
Alger American Growth Portfolio.......     0.75%           0.04%                         0.79%
Alger American Income and Growth
  Portfolio...........................     0.62%           0.08%                         0.70%
Alger American Small Capitalization
  Portfolio...........................     0.85%           0.05%                         0.90%
Alliance VP Premier Growth Fund (3)...     1.00%           0.05%            0.25%        1.30%
Alliance VP Technology Fund (3).......     0.97%           0.09%            0.25%        1.31%  [1.33%]
Alliance VP Growth and Income Fund
  (3).................................     0.63%           0.07%            0.25%        0.95%
Alliance VP Worldwide Privatization
  Fund (3)............................     0.51%           0.44%            0.25%        1.20%  [1.80%]
Alliance VP Quasar Fund (3)...........     0.81%           0.14%            0.25%        1.20%  [1.41%]

                                                                                          TOTAL ANNUAL
                                                                                              FUND
                                                        OTHER FUND                       EXPENSES AFTER
                                                      EXPENSES AFTER       12b-1 OR        AND BEFORE
                                        MANAGEMENT     REIMBURSEMENT       SERVICE       REIMBURSEMENT
FUND                                       FEES             (2)              FEES             (2)
----                                    ----------    --------------       --------      --------------
Goldman Sachs VIT CORE(SM) Large Cap
  Growth Fund (4).....................     0.70%           0.20%                         0.90%  [1.23%]
Goldman Sachs VIT CORE(SM) U.S. Equity
  Fund (4)............................     0.70%           0.20%                         0.90%  [1.52%]
Goldman Sachs VIT Internet Tollkeeper
  Fund (4)............................     1.00%           0.25%                         1.25%  [5.62%]
Goldman Sachs VIT Capital Growth Fund
  (4).................................     0.75%           0.25%                         1.00%  [1.84%]
INVESCO VIF Dynamics Fund (5).........     0.75%           0.09%            0.25%        1.09%
INVESCO VIF Small Company Growth Fund
  (5).................................     0.75%           0.37%            0.25%        1.37%  [1.43%]
Lord Abbett Series Fund Mid Cap Value
  (6).................................     0.75%           0.10%            0.25%        1.10%  [1.56%]
Lord Abbett Series Fund Growth and
  Income (6)..........................     0.50%           0.27%            0.25%        1.02%
Lord Abbett Series Fund International
  (6).................................     1.00%           0.10%            0.25%        1.35%  [2.37%]
Fidelity VIP Contrafund(TM) Portfolio
  (7).................................     0.57%           0.10%            0.25%        0.92%
Fidelity VIP Growth Portfolio (7).....     0.57%           0.09%            0.25%        0.91%
Fidelity VIP Overseas Portfolio (7)...     0.72%           0.18%            0.25%        1.15%
MFS/Sun Life Capital Appreciation S
  Class (8)...........................     0.71%           0.04%            0.25%        1.00%
MFS/Sun Life Emerging Growth S Class
  (8).................................     0.69%           0.05%            0.25%        0.99%
MFS/Sun Life Government Securities S
  Class...............................     0.55%           0.07%            0.25%        0.87%
MFS/Sun Life High Yield S Class (8)...     0.75%           0.08%            0.25%        1.08%
MFS/Sun Life Massachusetts Investors
  Growth Stock S Class................     0.75%           0.06%            0.25%        1.06%
MFS/Sun Life Massachusetts Investors
  Trust S Class (8)...................     0.55%           0.05%            0.25%        0.85%
MFS/Sun Life New Discovery S Class....     0.90%           0.09%            0.25%        1.24%
MFS/Sun Life Total Return S Class
  (8).................................     0.66%           0.04%            0.25%        0.95%
MFS/Sun Life Utilities S Class (8)....     0.72%           0.08%            0.25%        1.05%
Rydex VT Nova Fund....................     0.75%           0.42%            0.25%        1.42%
Rydex VT OTC Fund.....................     0.75%           0.46%            0.25%        1.46%
SC(SM) Davis Financial Fund (9)(10)...     0.75%           0.15%                         0.90%  [5.50%]
SC(SM) Davis Venture Value Fund
  (9)(10).............................     0.75%           0.15%                         0.90%  [3.20%]
SC(SM) INVESCO Energy Fund (9)(11)....     1.05%           0.20%                         1.25%  [5.00%]
SC(SM) INVESCO Health Sciences Fund
  (9)(11).............................     1.05%           0.20%                         1.25%  [5.00%]
SC(SM) INVESCO Telecommunications Fund
  (9)(11).............................     1.05%           0.20%                         1.25%  [5.00%]
SC(SM) INVESCO Technology Fund
  (9)(11).............................     1.05%           0.20%                         1.25%  [5.00%]
SC(SM) Neuberger Berman Mid Cap Growth
  Fund (9)(12)........................     0.95%           0.15%                         1.10%  [5.00%]
SC(SM) Neuberger Berman Mid Cap Value
  Fund (9)(12)........................     0.95%           0.15%                         1.10%  [5.00%]
SC(SM) Value Equity Fund (9)(13)......     0.80%           0.10%                         0.90%  [7.65%]
SC(SM) Value Managed Fund (9)(13).....     0.80%           0.10%                         0.90%  [7.84%]
SC(SM) Value Mid Cap Fund (9)(13).....     0.80%           0.20%                         1.00%  [4.27%]
SC(SM) Value Small Cap Fund (9)(13)...     0.80%           0.20%                         1.00%  [5.02%]
SC(SM) Blue Chip Mid Cap Fund
  (9)(14).............................     0.80%           0.20%                         1.00%  [1.96%]
SC(SM) Investors Foundation Fund
  (9)(14).............................     0.75%           0.15%                         0.90%  [3.99%]
SC(SM) Select Equity Fund (9)(16).....     0.75%           0.15%                         0.90%  [2.44%]

                                                                                          TOTAL ANNUAL
                                                                                              FUND
                                                        OTHER FUND                       EXPENSES AFTER
                                                      EXPENSES AFTER       12b-1 OR        AND BEFORE
                                        MANAGEMENT     REIMBURSEMENT       SERVICE       REIMBURSEMENT
FUND                                       FEES             (2)              FEES             (2)
----                                    ----------    --------------       --------      --------------

Sun Capital Investment Grade Bond
  Fund(SM) (9)........................     0.60%           0.15%                         0.75%  [1.31%]
Sun Capital Money Market Fund(SM)
  (9).................................     0.50%           0.15%                         0.65%  [1.22%]
Sun Capital Real Estate Fund(SM)
  (9).................................     0.95%           0.30%                         1.25%  [2.67%]

------------------------------
 (1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.

 (2) All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2000, except that (a) the expense figures shown for SC(SM) INVESCO Energy Fund, SC(SM) INVESCO Health Sciences Fund, SC(SM) INVESCO Telecommunications Fund, SC(SM) INVESCO Technology Fund, SC(SM) Neuberger Berman Mid Cap Growth Fund, and SC(SM)Neuberger Berman Mid Cap Value Fund are estimates for the year 2001 and (b) certain information relating to the Lord Abbett Series Fund has been restated as described in note (7) below. No actual expense figures are shown for the Funds listed in (a) because they commenced operations in May of 2001, and, therefore, have less than 10 months of investment experience.

 (3) For the year ended December 31, 2000, the investment advisor has voluntarily agreed to waive fund expenses to the extent such expenses exceed the "Total Fund Annual Expenses" shown in the table.

 (4) The investment advisers to the following Goldman Sachs VIT Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest, and brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed a certain percentage per annum of such Funds' average daily net assets:

Goldman Sachs VIT CORE(SM) Large Capital Growth Fund........  0.20%
Goldman Sachs VIT CORE(SM) U.S. Equity Fund.................  0.20%

     Fee waivers and expense reimbursements for the Goldman Sachs VIT Funds may be discontinued at any time.

 (5) The INVESCO VIF Dynamics and INVESCO VIF Small Company Growth Funds' actual "Other Fund Expenses" and "Total Annual Fund Expenses" were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

 (6) For the year ended December 31, 2000, Lord, Abbett & Co. voluntarily waived its management fees of 0.75% of average daily net assets of Mid Cap Value Portfolio and 1.00% of average daily net assets of International Portfolio and voluntarily reimbursed all other fund expenses of the Mid Cap Value Portfolio and the International Portfolio. For the year 2001, Lord, Abbett & Co. does not intend to waive it management fees for these Portfolios but has agreed formally to continue to reimburse a portion of the Mid Cap Value Portfolio's and International Portfolio's expenses to the extent necessary to maintain its "Other Fund Expenses After Reimbursement" and "12b-1 or Service Fees" at an aggregate of 0.35% of its average net assets. In light of these developments, the information in the chart above relating to these portfolios has been restated to reflect the fees that are expected to be applicable during 2001.

 (7) Actual annual operating expenses of the Fidelity Funds were lower than those shown in the table because a portion of the brokerage commissions that each Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. Fidelity may terminate the expense reimbursement at any time. Had these reductions been taken into account, total expenses would have been lower: 0.90% for VIP Contrafund(TM), 0.90% for VIP Growth, and 1.13% for VIP Overseas.

 (8) The MFS/SUN Life Series Trust has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangement (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Total Fund Annual Expenses" would have been lower for certain series:

MFS/Sun Life Capital Appreciation S Class...................  0.99%
MFS/Sun Life Emerging Growth S Class........................  0.98%
MFS/Sun Life High Yield S Class.............................  1.07%
MFS/Sun Life Massachusetts Investors Trust S Class..........  0.84%
MFS/Sun Life Total Return S Class...........................  0.94%
MFS/Sun Life Utilities S Class..............................  1.04%

 (9) For the year ended December 31, 2000, the investment adviser waived all investment advisory fees of all Funds other than Sun Capital Investment Grade Bond Fund(SM), for which the investment adviser waived a portion of its fees. Fee waivers and expense reimbursements for the Sun Capital Funds may be discontinued at any time after May 1, 2002. To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust(SM) falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

(10) The management fee for each of the SC(SM) Davis Funds decreases to 0.70% as the daily net assets of each Fund exceed $500 million.

(11) The management fee for each of the SC(SM) INVESCO Funds decreases to 1.00% as the daily net assets of the Funds exceed $750 million.

(12) The management fee for each of the SC(SM) Neuberger Berman Funds decreases to 0.90% as the daily net assets of the Funds exceed $750 million.

(13) The management fee for each of the SC(SM) Value Funds decreases to 0.75% as the daily net assets of each Fund exceed $400 million, and decreases to 0.70% as the daily net assets of each Fund exceed $800 million.

(14) The management fees for each of the SC(SM) Blue Chip Mid Cap Fund, the SC(SM)Investors Foundation Fund, and the SC(SM) Select Equity Fund decreases to 0.75%, 0.70%, and 0.70% respectively, as the daily net assets of each Fund exceed $300 million.

                                    EXAMPLES

      If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $35,000, and no optional death benefit riders have been elected:

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
AIM V.I. Capital Appreciation Fund......................   $ 96       $138       $183       $282
AIM V.I. Growth Fund....................................   $ 97       $139       $184       $283
AIM V.I. Growth and Income Fund.........................   $ 97       $139       $184       $284
AIM V.I. International Equity Fund......................   $ 99       $145       $194       $302
AIM V.I. Value Fund.....................................   $ 97       $139       $184       $284
Alger American Growth Portfolio.........................   $ 96       $138       $182       $279
Alger American Income and Growth Portfolio..............   $ 95       $135       $177       $269
Alger American Small Capitalization Portfolio...........   $ 97       $141       $187       $290
Alliance VP Premier Growth Fund.........................   $101       $153       $208       $330
Alliance VP Technology Fund.............................   $101       $153       $208       $331
Alliance VP Growth and Income Fund......................   $ 98       $142       $190       $295
Alliance VP Worldwide Privatization Fund................   $100       $150       $203       $320
Alliance VP Quasar Fund.................................   $100       $150       $203       $320
Goldman Sachs VIT CORE(SM) Large Cap Growth Fund........   $ 97       $141       $187       $290
Goldman Sachs VIT CORE(SM) U.S. Equity Fund.............   $ 97       $141       $187       $290
Goldman Sachs VIT Internet Tollkeeper Fund..............   $101       $152       $205       $325
Goldman Sachs VIT Capital Growth Fund...................   $ 98       $144       $193       $300

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
INVESCO VIF Dynamics Fund...............................   $ 99       $147       $197       $309
INVESCO VIF Small Company Growth Fund...................   $102       $155       $211       $337
Lord Abbett Series Fund Mid Cap Value...................   $ 99       $147       $198       $310
Lord Abbett Series Fund Growth and Income...............   $ 99       $145       $194       $302
Lord Abbett Series Fund International...................   $102       $155       $210       $335
Fidelity VIP Contrafund(TM) Portfolio...................   $ 98       $141       $188       $292
Fidelity VIP Growth Portfolio...........................   $ 97       $141       $188       $291
Fidelity VIP Overseas Portfolio.........................   $100       $149       $200       $315
MFS/Sun Life Capital Appreciation S Class...............   $ 98       $144       $193       $300
MFS/Sun Life Emerging Growth S Class....................   $ 98       $144       $192       $299
MFS/Sun Life Government Securities S Class..............   $ 97       $140       $186       $287
MFS/Sun Life High Yield S Class.........................   $ 99       $146       $197       $308
MFS/Sun Life Massachusetts Investors Growth Stock S
  Class.................................................   $ 99       $146       $196       $306
MFS/Sun Life Massachusetts Investors Trust S Class......   $ 97       $139       $185       $285
MFS/Sun Life New Discovery S Class......................   $101       $151       $205       $324
MFS/Sun Life Total Return S Class.......................   $ 98       $142       $190       $295
MFS/Sun Life Utilities S Class..........................   $ 99       $145       $195       $305
Rydex VT Nova Fund......................................   $103       $157       $214       $342
Rydex VT OTC Fund.......................................   $103       $158       $216       $346
SC(SM) Davis Financial Fund.............................   $ 97       $141       $187       $290
SC(SM) Davis Venture Value Fund.........................   $ 97       $141       $187       $290
SC(SM) INVESCO Energy Fund..............................   $101       $152       $205       $325
SC(SM) INVESCO Health Science Fund......................   $101       $152       $205       $325
SC(SM) INVESCO Telecommunications Fund..................   $101       $152       $205       $325
SC(SM) INVESCO Technology Fund..........................   $101       $152       $205       $325
SC(SM) Neuberger Berman Mid Cap Growth Fund.............   $ 99       $147       $198       $310
SC(SM) Neuberger Berman Mid Cap Value Fund..............   $ 99       $147       $198       $310
SC(SM) Value Equity Fund................................   $ 97       $141       $187       $290
SC(SM) Value Managed Fund...............................   $ 97       $141       $187       $290
SC(SM) Value Mid Cap Fund...............................   $ 98       $144       $193       $300
SC(SM) Value Small Cap Fund.............................   $ 98       $144       $193       $300
SC(SM) Blue Chip Mid Cap Fund...........................   $ 98       $144       $193       $300
SC(SM) Investors Foundation Fund........................   $ 97       $141       $187       $290
SC(SM) Select Equity Fund...............................   $ 97       $141       $187       $290
Sun Capital Investment Grade Bond Fund(SM)..............   $ 96       $136       $180       $275
Sun Capital Money Market Fund(SM).......................   $ 95       $133       $175       $264
Sun Capital Real Estate Fund(SM)........................   $101       $152       $205       $325

      If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $35,000, and the optional death benefit rider has been elected:

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
AIM V.I. Capital Appreciation Fund......................   $101       $151       $204       $322
AIM V.I. Growth Fund....................................   $101       $151       $204       $323
AIM V.I. Growth and Income Fund.........................   $101       $151       $205       $324
AIM V.I. International Equity Fund......................   $103       $157       $214       $342
AIM V.I. Value Fund.....................................   $101       $151       $205       $324
Alger American Growth Portfolio.........................   $100       $150       $202       $319
Alger American Income and Growth Portfolio..............   $ 99       $147       $198       $310
Alger American Small Capitalization Portfolio...........   $101       $153       $208       $330
Alliance VP Premier Growth Fund.........................   $105       $165       $228       $368
Alliance VP Technology Fund.............................   $106       $165       $228       $369
Alliance VP Growth and Income Fund......................   $102       $155       $210       $335

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
Alliance VP Worldwide Privatization Fund................   $104       $162       $223       $359
Alliance VP Quasar Fund.................................   $104       $162       $223       $359
Goldman Sachs VIT CORE(SM) Large Cap Growth Fund........   $101       $153       $208       $330
Goldman Sachs VIT CORE(SM) U.S. Equity Fund.............   $101       $153       $208       $330
Goldman Sachs VIT Internet Tollkeeper Fund..............   $105       $164       $225       $364
Goldman Sachs VIT Capital Growth Fund...................   $102       $156       $213       $340
INVESCO VIF Dynamics Fund...............................   $103       $159       $217       $349
INVESCO VIF Small Company Growth Fund...................   $106       $167       $231       $375
Lord Abbett Series Fund Mid Cap Value...................   $103       $159       $218       $350
Lord Abbett Series Fund Growth and Income...............   $103       $157       $214       $342
Lord Abbett Series Fund International...................   $106       $167       $230       $373
Fidelity VIP Contrafund(TM) Portfolio...................   $102       $154       $209       $332
Fidelity VIP Growth Portfolio...........................   $101       $153       $208       $331
Fidelity VIP Overseas Portfolio.........................   $104       $161       $220       $354
MFS/Sun Life Capital Appreciation S Class...............   $100       $149       $200       $315
MFS/Sun Life Emerging Growth S Class....................   $100       $148       $200       $314
MFS/Sun Life Government Securities S Class..............   $ 99       $145       $194       $302
MFS/Sun Life High Yield S Class.........................   $101       $151       $204       $323
MFS/Sun Life Massachusetts Investors Growth Stock S
  Class.................................................   $100       $150       $203       $321
MFS/Sun Life Massachusetts Investors Trust S Class......   $ 98       $144       $193       $300
MFS/Sun Life New Discovery S Class......................   $102       $156       $212       $339
MFS/Sun Life Total Return S Class.......................   $ 99       $147       $198       $310
MFS/Sun Life Utilities S Class..........................   $100       $150       $203       $320
Rydex VT Nova Fund......................................   $107       $169       $233       $380
Rydex VT OTC Fund.......................................   $107       $170       $235       $383
SC(SM) Davis Financial Fund.............................   $101       $153       $208       $330
SC(SM) Davis Venture Value Fund.........................   $101       $153       $208       $330
SC(SM) INVESCO Energy Fund..............................   $105       $164       $225       $364
SC(SM) INVESCO Health Science Fund......................   $105       $164       $225       $364
SC(SM) INVESCO Telecommunications Fund..................   $105       $164       $225       $364
SC(SM) INVESCO Technology Fund..........................   $105       $164       $225       $364
SC(SM) Neuberger Berman Mid Cap Growth Fund.............   $103       $159       $218       $350
SC(SM) Neuberger Berman Mid Cap Value Fund..............   $103       $159       $218       $350
SC(SM) Value Equity Fund................................   $101       $153       $208       $330
SC(SM) Value Managed Fund...............................   $101       $153       $208       $330
SC(SM) Value Mid Cap Fund...............................   $102       $156       $213       $340
SC(SM) Value Small Cap Fund.............................   $102       $156       $213       $340
SC(SM) Blue Chip Mid Cap Fund...........................   $102       $156       $213       $340
SC(SM) Investors Foundation Fund........................   $101       $153       $208       $330
SC(SM) Select Equity Fund...............................   $101       $153       $208       $330
Sun Capital Investment Grade Bond Fund(SM)..............   $100       $149       $200       $315
Sun Capital Money Market Fund(SM).......................   $ 99       $145       $195       $305
Sun Capital Real Estate Fund(SM)........................   $105       $164       $225       $364

      If you do not surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $35,000, and no optional death benefit rider has been elected:

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
AIM V.I. Capital Appreciation Fund......................   $ 24       $ 75       $129       $282
AIM V.I. Growth Fund....................................   $ 25       $ 76       $130       $283
AIM V.I. Growth and Income Fund.........................   $ 25       $ 76       $130       $284
AIM V.I. International Equity Fund......................   $ 27       $ 82       $140       $302

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
AIM V.I. Value Fund.....................................   $ 25       $ 76       $130       $284
Alger American Growth Portfolio.........................   $ 24       $ 75       $128       $279
Alger American Income and Growth Portfolio..............   $ 23       $ 72       $123       $269
Alger American Small Capitalization Portfolio...........   $ 25       $ 78       $133       $290
Alliance VP Premier Growth Fund.........................   $ 29       $ 90       $154       $330
Alliance VP Technology Fund.............................   $ 29       $ 90       $154       $331
Alliance VP Growth and Income Fund......................   $ 26       $ 79       $136       $295
Alliance VP Worldwide Privatization Fund................   $ 28       $ 87       $149       $320
Alliance VP Quasar Fund.................................   $ 28       $ 87       $149       $320
Goldman Sachs VIT CORE(SM) Large Cap Growth Fund........   $ 25       $ 78       $133       $290
Goldman Sachs VIT CORE(SM) U.S. Equity Fund.............   $ 25       $ 78       $133       $290
Goldman Sachs VIT Internet Tollkeeper Fund..............   $ 29       $ 89       $151       $325
Goldman Sachs VIT International Equity Fund.............   $ 30       $ 92       $156       $335
INVESCO VIF Dynamics Fund...............................   $ 27       $ 84       $143       $309
INVESCO VIF Small Company Growth Fund...................   $ 30       $ 92       $157       $337
Lord Abbett Series Fund Mid Cap Value...................   $ 27       $ 84       $144       $310
Lord Abbett Series Fund Growth and Income...............   $ 27       $ 82       $140       $302
Lord Abbett Series Fund International...................   $ 30       $ 92       $156       $335
Fidelity VIP Contrafund(TM) Portfolio...................   $ 26       $ 78       $134       $292
Fidelity VIP Growth Portfolio...........................   $ 25       $ 78       $134       $291
Fidelity VIP Overseas Portfolio.........................   $ 28       $ 86       $146       $315
MFS/Sun Life Capital Appreciation S Class...............   $ 26       $ 81       $139       $300
MFS/Sun Life Emerging Growth S Class....................   $ 26       $ 81       $138       $299
MFS/Sun Life Government Securities S Class..............   $ 25       $ 77       $132       $287
MFS/Sun Life High Yield S Class.........................   $ 27       $ 83       $143       $308
MFS/Sun Life Massachusetts Investors Growth Stock S
  Class.................................................   $ 27       $ 83       $142       $306
MFS/Sun Life Massachusetts Investors Trust S Class......   $ 25       $ 76       $131       $285
MFS/Sun Life New Discovery S Class......................   $ 29       $ 88       $151       $324
MFS/Sun Life Total Return S Class.......................   $ 26       $ 79       $136       $295
MFS/Sun Life Utilities S Class..........................   $ 27       $ 82       $141       $305
Rydex VT Nova Fund......................................   $ 31       $ 94       $160       $342
Rydex VT OTC Fund.......................................   $ 31       $ 95       $162       $346
SC(SM) Davis Financial Fund.............................   $ 25       $ 78       $133       $290
SC(SM) Davis Venture Value Fund.........................   $ 25       $ 78       $133       $290
SC(SM) INVESCO Energy Fund..............................   $ 29       $ 89       $151       $325
SC(SM) INVESCO Health Science Fund......................   $ 29       $ 89       $151       $325
SC(SM) INVESCO Telecommunications Fund..................   $ 29       $ 89       $151       $325
SC(SM) INVESCO Technology Fund..........................   $ 29       $ 89       $151       $325
SC(SM) Neuberger Berman Mid Cap Growth Fund.............   $ 27       $ 84       $144       $310
SC(SM) Neuberger Berman Mid Cap Value Fund..............   $ 27       $ 84       $144       $310
SC(SM) Value Equity Fund................................   $ 25       $ 78       $133       $290
SC(SM) Value Managed Fund...............................   $ 25       $ 78       $133       $290
SC(SM) Value Mid Cap Fund...............................   $ 26       $ 81       $139       $300
SC(SM) Value Small Cap Fund.............................   $ 26       $ 81       $139       $300
SC(SM) Blue Chip Mid Cap Fund...........................   $ 26       $ 81       $139       $300
SC(SM) Investors Foundation Fund........................   $ 25       $ 78       $133       $290
SC(SM) Select Equity Fund...............................   $ 25       $ 78       $133       $290
Sun Capital Investment Grade Bond Fund(SM)..............   $ 24       $ 73       $126       $275
Sun Capital Money Market Fund(SM).......................   $ 23       $ 70       $121       $264
Sun Capital Real Estate Fund(SM)........................   $ 29       $ 89       $151       $325

      If you do not surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $35,000, and the optional death benefit rider has been elected:

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
AIM V.I. Capital Appreciation Fund......................   $ 29       $ 88       $150       $322
AIM V.I. Growth Fund....................................   $ 29       $ 88       $150       $323
AIM V.I. Growth and Income Fund.........................   $ 29       $ 88       $151       $324
AIM V.I. International Equity Fund......................   $ 31       $ 94       $160       $342
AIM V.I. Value Fund.....................................   $ 29       $ 88       $151       $324
Alger American Growth Portfolio.........................   $ 28       $ 87       $148       $319
Alger American Income and Growth Portfolio..............   $ 27       $ 84       $144       $310
Alger American Small Capitalization Portfolio...........   $ 29       $ 90       $154       $330
Alliance VP Premier Growth Fund.........................   $ 33       $102       $174       $368
Alliance VP Technology Fund.............................   $ 34       $102       $174       $369
Alliance VP Growth and Income Fund......................   $ 30       $ 92       $156       $335
Alliance VP Worldwide Privatization Fund................   $ 32       $ 99       $169       $359
Alliance VP Quasar Fund.................................   $ 32       $ 99       $169       $359
Goldman Sachs VIT CORE(SM) Large Cap Growth Fund........   $ 29       $ 90       $154       $330
Goldman Sachs VIT CORE(SM) U.S. Equity Fund.............   $ 29       $ 90       $154       $330
Goldman Sachs VIT Internet Tollkeeper Fund..............   $ 33       $101       $171       $364
Goldman Sachs VIT Capital Growth Fund...................   $ 30       $ 93       $159       $340
INVESCO VIF Dynamics Fund...............................   $ 31       $ 96       $163       $349
INVESCO VIF Small Company Growth Fund...................   $ 34       $104       $177       $375
Lord Abbett Series Fund Mid Cap Value...................   $ 31       $ 96       $164       $350
Lord Abbett Series Fund Growth and Income...............   $ 31       $ 94       $160       $342
Lord Abbett Series Fund International...................   $ 34       $104       $176       $373
Fidelity VIP Contrafund(TM) Portfolio...................   $ 30       $ 91       $155       $332
Fidelity VIP Growth Portfolio...........................   $ 29       $ 90       $154       $331
Fidelity VIP Overseas Portfolio.........................   $ 32       $ 98       $166       $354
MFS/Sun Life Capital Appreciation S Class...............   $ 28       $ 86       $146       $315
MFS/Sun Life Emerging Growth S Class....................   $ 28       $ 85       $146       $314
MFS/Sun Life Government Securities S Class..............   $ 27       $ 82       $140       $302
MFS/Sun Life High Yield S Class.........................   $ 29       $ 88       $150       $323
MFS/Sun Life Massachusetts Investors Growth Stock S
  Class.................................................   $ 28       $ 87       $149       $321
MFS/Sun Life Massachusetts Investors Trust S Class......   $ 26       $ 81       $139       $300
MFS/Sun Life New Discovery S Class......................   $ 30       $ 93       $158       $339
MFS/Sun Life Total Return S Class.......................   $ 27       $ 84       $144       $310
MFS/Sun Life Utilities S Class..........................   $ 28       $ 87       $149       $320
Rydex VT Nova Fund......................................   $ 35       $106       $179       $380
Rydex VT OTC Fund.......................................   $ 35       $107       $181       $383
SC(SM) Davis Financial Fund.............................   $ 29       $ 90       $154       $330
SC(SM) Davis Venture Value Fund.........................   $ 29       $ 90       $154       $330
SC(SM) INVESCO Energy Fund..............................   $ 33       $101       $171       $364
SC(SM) INVESCO Health Science Fund......................   $ 33       $101       $171       $364
SC(SM) INVESCO Telecommunications Fund..................   $ 33       $101       $171       $364
SC(SM) INVESCO Technology Fund..........................   $ 33       $101       $171       $364
SC(SM) Neuberger Berman Mid Cap Growth Fund.............   $ 31       $ 96       $164       $350
SC(SM) Neuberger Berman Mid Cap Value Fund..............   $ 31       $ 96       $164       $350
SC(SM) Value Equity Fund................................   $ 29       $ 90       $154       $330
SC(SM) Value Managed Fund...............................   $ 29       $ 90       $154       $330
SC(SM) Value Mid Cap Fund...............................   $ 30       $ 93       $159       $340
SC(SM) Value Small Cap Fund.............................   $ 30       $ 93       $159       $340

                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                          -------   --------   --------   ---------
SC(SM) Blue Chip Mid Cap Fund...........................   $ 30       $ 93       $159       $340
SC(SM) Investors Foundation Fund........................   $ 29       $ 90       $154       $330
SC(SM) Select Equity Fund...............................   $ 29       $ 90       $154       $330
Sun Capital Investment Grade Bond Fund(SM)..............   $ 28       $ 86       $146       $315
Sun Capital Money Market Fund(SM).......................   $ 27       $ 82       $141       $305
Sun Capital Real Estate Fund(SM)........................   $ 33       $101       $171       $364

      THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE REPRESENTATIONS OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN. THE EXAMPLES ASSUME THAT ALL CURRENT WAIVERS AND REIMBURSEMENTS CONTINUE THROUGHOUT ALL PERIODS.

                              THE ANNUITY CONTRACT

      Sun Life Insurance and Annuity Company of New York (the "Company", "we" or "us") and Sun Life (N.Y.) Variable Account C (the "Variable Account") offer the Contract on an individual basis in connection with retirement planning. We issue an individual Contract to each Owner.

      In this Prospectus, unless we state otherwise, we address Owners of Contracts as "you". For the purpose of determining benefits under the Contract, we establish an Account for each Owner, which we will refer to as "your" Account.

      Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase; you may enhance the basic death benefit by electing an optional death benefit rider and paying an additional charge for the optional death benefit rider. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

      You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under the Contract. When you choose the Fixed Annuity option, we assume the investment risk. You bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity may not exceed our minimum guaranteed rate, which is 3% per year, compounded annually.

      The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all others as "Non-Qualified Contracts."

                    COMMUNICATING TO US ABOUT YOUR CONTRACT

      All materials sent to us, including Purchase Payments, must be sent to our Service Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 282-7073.

      Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Service Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

      When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

      We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. We do business exclusively in New York. Our Home Office is located at 122 East 42nd Street, Suite 1900, New York, New York 10017.

      We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

                              THE VARIABLE ACCOUNT

      We established the Variable Account as a separate account on October 18, 1985, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which are offered by the Company and other affiliated and unaffiliated offerors. These other products may have features, benefits and charges which are different from those under the Contract.

      Under New York insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains or losses of the Company. These assets are held in relation to the Contracts described in this Prospectus and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company.

      The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

                           VARIABLE ACCOUNT OPTIONS:

                                   THE FUNDS

      The Contract offers Sub-Accounts that invest in a number of Fund options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

      MORE COMPREHENSIVE INFORMATION ABOUT THE FUNDS, INCLUDING A DISCUSSION OF THEIR MANAGEMENT, INVESTMENT OBJECTIVES, EXPENSES, AND POTENTIAL RISKS, IS FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS (THE "FUND PROSPECTUSES"). THE FUND PROSPECTUSES SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE YOU INVEST. A COPY OF EACH FUND PROSPECTUS, AS WELL AS A STATEMENT OF ADDITIONAL INFORMATION FOR EACH FUND, MAY BE OBTAINED WITHOUT CHARGE FROM THE COMPANY BY CALLING 1-800-282-7073 OR BY WRITING TO SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, P.O. BOX 9141, BOSTON MASSACHUSETTS 02117.

      The Funds currently available are:

AIM VARIABLE INSURANCE FUNDS (advised by A I M Advisors, Inc.)

      AIM V.I. CAPITAL APPRECIATION FUND seeks growth of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

      AIM V.I. GROWTH FUND seeks to achieve growth of capital by investing in seasoned and better-capitalized companies considered to have strong earnings momentum.

      AIM V.I. GROWTH AND INCOME FUND seeks to achieve growth of capital with a secondary objective of current income.

      AIM V.I. INTERNATIONAL EQUITY FUND seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

      AIM V.I. VALUE FUND seeks long-term growth of capital with a secondary objective of current income.

THE ALGER AMERICAN FUND (advised by Fred Alger Management, Inc.)

      ALGER AMERICAN GROWTH PORTFOLIO seeks long-term capital appreciation by investing primarily in equity securities of companies which have market capitalizations of $1 billion or more.

      ALGER AMERICAN INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

      ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. It invests primarily in the equity securities of small companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (advised by Alliance Capital Management L.P.)

      ALLIANCE VP PREMIER GROWTH PORTFOLIO seeks to achieve growth of capital by pursuing aggressive investment policies. It invests principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

      ALLIANCE VP TECHNOLOGY PORTFOLIO seeks growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

      ALLIANCE VP GROWTH AND INCOME PORTFOLIO seeks to provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

      ALLIANCE VP WORLDWIDE PRIVATIZATION PORTFOLIO seeks long-term capital appreciation by investing primarily in securities of issuers that are undergoing or have undergone privatizations. The Portfolio seeks to take advantage of investment opportunities that are created by privatizations of state enterprises in both established and developing countries.

      ALLIANCE VP QUASAR PORTFOLIO seeks growth of capital by pursuing aggressive investment policies. It invests primarily in U.S. common stocks and other equity-type securities issued by smaller companies with favorable growth prospects.

GOLDMAN SACHS VARIABLE INSURANCE TRUST ("VIT") (advised by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, GSAMI).

      GOLDMAN SACHS VIT CORE(SM) LARGE CAP GROWTH FUND seeks long-term growth of capital by investing in a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

      GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND seeks long-term growth of capital and dividend income by investing in a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

      GOLDMAN SACHS VIT INTERNET TOLLKEEPER FUND seeks long-term growth of capital by investing at least 90% of its total assets in equity securities and at least 65% of its total assets in equity securities of Internet Tollkeeper companies, which are companies in the media, telecommunications, technology and Internet sectors.

      GOLDMAN SACHS VIT CAPITAL GROWTH FUND seeks long-term growth of capital by investing at least 90% of its total assets in equity securities.

INVESCO VARIABLE INVESTMENT FUNDS, INC. (advised by INVESCO Funds Group, Inc.)

      INVESCO VIF DYNAMICS FUND seeks to achieve growth of capital by investing primarily in common stocks of companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

      INVESCO VIF SMALL COMPANY GROWTH FUND seeks to achieve growth of capital by investing primarily in equity securities of companies with market capitalizations under $2 billion at the time of purchase.

LORD ABBETT SERIES FUND, INC. (advised by Lord, Abbett & Co.)

      MID CAP VALUE PORTFOLIO seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

      GROWTH AND INCOME PORTFOLIO seeks to provide long-term growth of capital and income without excessive fluctuation in market value.

      INTERNATIONAL PORTFOLIO seeks long-term capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (Advised by Fidelity Management & Research Company. Fidelity, Fidelity Investments and Contrafund(TM) are registered trademarks of FMR Corp.)

      FIDELITY VIP CONTRAFUND(TM) Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose stocks are undervalued by the market.

      FIDELITY VIP GROWTH PORTFOLIO seeks to achieve capital appreciation by investing primarily in common stocks with above-average growth potential.

      FIDELITY VIP OVERSEAS PORTFOLIO seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

MFS/SUN LIFE SERIES TRUST (advised by Massachusetts Financial Services Company, an affiliate of the Company)

      CAPITAL APPRECIATION S CLASS will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

      EMERGING GROWTH S CLASS will seek long-term growth of capital.

      GOVERNMENT SECURITIES S CLASS will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

      HIGH YIELD S CLASS will seek high current income and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers.

      MASSACHUSETTS INVESTORS GROWTH STOCK S CLASS will seek to provide long-term growth of capital and future income rather than current income.

      MASSACHUSETTS INVESTORS TRUST S CLASS will seek long-term growth of capital with a secondary objective to seek reasonable current income.

      NEW DISCOVERY S CLASS will seek capital appreciation.

      TOTAL RETURN S CLASS will primarily seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

      UTILITIES S CLASS will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

RYDEX VARIABLE TRUST (advised by Rydex Funds, Inc.)

      RYDEX VT NOVA FUND seeks to provide investment results that correspond to 150% of the daily performance of the S&P 500 Index.

      RYDEX VT OTC FUND seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index.

SUN CAPITAL ADVISERS TRUST(SM) (advised by Sun Capital Advisers, Inc., an affiliate of the Company; Davis Select Advisers, L.P. serves as investment subadviser to SC(SM) Davis Financial Fund and SC(SM) Davis Venture Value Fund; INVESCO Funds Group, Inc. serves as investment subadviser to the SC(SM) INVESCO Energy Fund, SC(SM) INVESCO Health Sciences Fund, SC(SM) INVESCO Technology Fund and SC(SM) INVESCO Telecommunications Fund; Neuberger Berman Management Inc., serves as subadviser to SC(SM) Neuberger Berman Mid Cap Growth Fund and SC(SM) Neuberger Berman Mid Cap Value Fund, OpCap Advisors serves as investment subadviser to SC(SM) Value Equity Fund, SC(SM) Value Managed Fund, SC(SM) Value Mid Cap Fund, and SC(SM) Value Small Cap Fund; Wellington Management Company, LLP serves as investment subadviser to SC(SM) Blue Chip Mid Cap Fund, SC(SM) Investors Foundation Fund and SC(SM) Select Equity Fund.)

      SC(SM) DAVIS FINANCIAL FUND seeks growth of capital by investing primarily in the common stock of financial services companies.

      SC(SM) DAVIS VENTURE VALUE FUND seeks growth of capital by investing primarily in the common stock of U.S. companies with market capitalizations of at least $5 billion.

      SC(SM) INVESCO ENERGY FUND seeks growth by investing primarily in the equity securities of companies doing business in the energy sector.

      SC(SM) INVESCO HEALTH SCIENCES FUND seeks growth by investing primarily in the equity securities of companies doing business in the health sciences sector.

      SC(SM) INVESCO TECHNOLOGY FUND seeks growth by investing primarily in the equity securities of companies doing business in the technology sector.

      SC(SM) INVESCO TELECOMMUNICATIONS FUND primarily seeks growth and, secondarily, seeks income by investing primarily in the equity securities of companies doing business in the telecommunications sector.

      SC(SM) NEUBERGER BERMAN MID CAP GROWTH FUND seeks growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser targets already successful companies that could be even more so.

      SC(SM) NEUBERGER BERMAN MID CAP VALUE FUND seeks growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser looks for well-managed companies whose stock prices are undervalued.

      SC(SM) VALUE EQUITY FUND seeks long-term capital appreciation by investing primarily in a diversified portfolio of equity securities listed on the New York Stock Exchange.

      SC(SM) VALUE MANAGED FUND seeks growth of capital over time by investing primarily in a portfolio consisting of common stocks, fixed income securities, and cash equivalents. The subadviser will vary the allocation depending on its assessments of the relative values of such investments.

      SC(SM) VALUE MID CAP FUND seeks long-term capital appreciation by investing primarily in equity securities of companies with market capitalizations of between $500 million and $8 billion at time of purchase.

      SC(SM) VALUE SMALL CAP FUND seeks capital appreciation by investing primarily in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion at time of purchase.

      SC(SM) BLUE CHIP MID CAP FUND seeks long-term capital growth by investing primarily in common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.

      SC(SM) INVESTORS FOUNDATION FUND seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.

      SC(SM) SELECT EQUITY FUND seeks long-term capital growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.

      SUN CAPITAL INVESTMENT GRADE BOND FUND(SM) seeks high current income consistent with relative stability of principal by investing at least 80% of its assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds.)

      SUN CAPITAL MONEY MARKET FUND(SM) seeks to maximize current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities.

      SUN CAPITAL REAL ESTATE FUND(SM) primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its assets in securities of real estate investment trusts and other real estate companies.

      The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

      Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Owners, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Lord Abbett Series Trust Portfolios and the Rydex Funds, which are paid from Fund assets and reflected in the fee table.

      Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

                               THE FIXED ACCOUNT

      The Fixed Account is made up of general account assets of the Company. Amounts you allocate to the Fixed Account will be available to fund the claims of all classes of our customers, including claims for benefits under the Contracts. Any obligation of the Fixed Account will be paid first from those assets allocated to the Fixed Account and the excess, if any, will be paid from the general account of the Company.

      We will invest the assets of the Fixed Account in those assets we choose that are allowed by the laws of the State of New York. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e. rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

      We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by New York State insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

                           THE FIXED ACCOUNT OPTIONS:

                             THE GUARANTEE PERIODS

      Amounts you allocate to the Fixed Account will be invested in Guarantee Periods and will earn interest at a Guaranteed Interest Rate. You may elect one or more Guarantee Periods from those we make available from time to time. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

      We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

                             THE ACCUMULATION PHASE

      During the Accumulation Phase of your Contract, you make Payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or the Annuitant dies before the Annuity Commencement Date.

ISSUING YOUR CONTRACT

      When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance. When we accept an Application, we issue the Contract to you, as the Owner.

      We will credit your initial Purchase Payment to your Account within 2 business days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 business days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 business days of when the Application is complete.

AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS

      The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000 and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $1 million, or if the Purchase Payment would cause your Account Value to exceed $1 million, unless we have approved the Payment in advance. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

ALLOCATION OF NET PURCHASE PAYMENTS

      You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods we offer, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available options.

      In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You may change the allocation factors for future Payments by sending us written notice of the change, as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

      Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

YOUR ACCOUNT

      When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

YOUR ACCOUNT VALUE

      Your Account Value is the sum of the value of the 2 components of your
Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described under "Variable Account Value" and "Fixed Account Value."

PURCHASE PAYMENT INTEREST

      We will credit your Contract with Purchase Payment Interest at the rate you selected when you applied for the Contract. Currently, we offer 2 interest rate options:

     OPTION A: THE 2% FIVE-YEAR ANNIVERSARY INTEREST OPTION -- Under this option we will credit your Contract with interest at a rate of 2% of each Purchase Payment received prior to the first Contract Anniversary. In addition, if you chose this option, we will credit your Contract with interest at a rate of 2% of the Account Value at the end of every Fifth-Year Anniversary.

     OPTION B: THE 3%, 4%, OR 5% INTEREST OPTION -- Under this option we will credit your Contract with interest at the following rates:

      - 3% of each Purchase Payment if the sum of all Purchase Payments, reduced by the sum of all withdrawals (your "Net Purchase Payments"), is less than $100,000 on the day we receive the Purchase Payment;

      - 4% of each Purchase Payment if your Net Purchase Payments is $100,000 or more but less than $500,000 on the day we receive the Purchase Payment; and

      - 5% of each Purchase Payment if your Net Purchase Payments are $500,000 or more on the day we receive the Purchase Payment.

     If you chose this Option B, there may be an additional credit paid at the end of the first Contract Year. If your Net Purchase Payments at the end of your first Contract Year are greater than or equal to $100,000, but less than $500,000, and some of your Net Purchase Payment(s) received a credit of 3% (rather than 4%), then an additional 1% will be paid on the amount of Net Purchase Payments that received the 3% credit. Similarly, if your Net Purchase Payments at the end of your first Contract Year are greater than or equal to $500,000 and some of your Purchase Payment(s) received a credit of either 3% or 4% (rather than 5%), then an additional 2% or 1% will be paid on the amount of Net Purchase Payments that received a 3% credit or a 4% credit, respectively.

      We credit Purchase Payment Interest during the same Valuation Period in which we receive the Purchase Payment. We allocate the Purchase Payment Interest to the Sub-Accounts and/or the Guarantee Periods in the same proportion as the Net Purchase Payment is allocated. For any additional 1% or 2% interest credit under Option B or any Fifth-Year Anniversary credit under Option A, we allocate the credit on a pro rata basis to all Sub-Accounts and/or Guarantee Periods in which you are invested, excluding any Guarantee Periods established to support a dollar-cost averaging program. Any additional interest adjustments will be credited on your Contract Anniversary.

      The Contracts are designed to give the most value to Owners with long-term investment goals. We will deduct the "Adjusted" Purchase Payment Interest if the Contract is returned during the "free look period." For a description of the free look period and Adjusted Purchase Payment Interest, see "Right to Return." For examples of how we calculate Purchase Payment Interest, see Appendix D.

      We may credit Purchase Payment Interest at rates other than those described above on Contracts sold to officers, directors and employees of the Company or its affiliates, registered representatives, and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. The Company expects to make a profit on Purchase Payment Interest from the mortality and expense risk charge.

      We may also credit the Purchase Payment Interest rates described above using different Net Purchase Payment dollar amount thresholds. Any change in the Net Purchase Payment dollar amount thresholds will be offered to all Owners on a prospective basis.

      See "Tax Considerations -- Qualified Retirement Plans," if this Contract is to be purchased in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code.

VARIABLE ACCOUNT VALUE

       VARIABLE ACCUMULATION UNITS

      In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

       VARIABLE ACCUMULATION UNIT VALUE

      The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of a Variable Accumulation Unit does not change.

      To measure these values, we use a factor -- which we call the Net Investment Factor -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing
(1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the valuation period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges."

      For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

       CREDITING AND CANCELING VARIABLE ACCUMULATION UNITS

      When we receive an allocation to a Sub-Account, either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

FIXED ACCOUNT VALUE

      Your Fixed Account value is the sum of all amounts allocated to Guarantee Periods, from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

      A Guarantee Period begins the day we apply your allocation and ends when the number of calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Expiration Date. Each additional Purchase Payment, transfer or renewal credited to your Fixed Account value will result in a new Guarantee Period with its own Expiration Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Expiration Dates.

      We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

      Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. We will notify you in writing between 45 and 75 days before the Expiration Date for any Guarantee Amount. A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Expiration Date, unless before the Expiration Date we receive instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract described below (see "Transfer Privilege.").

TRANSFER PRIVILEGE

       PERMITTED TRANSFERS

      During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:

      -  You may not make more than 12 transfers in any Contract Year;

      - The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

      -  Your Account Value remaining in a Sub-Account must be at least $1,000;

      - The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Contract Year;

      - At least 30 days must elapse between transfers to or from Guarantee Periods;

      - Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

      - We impose additional restrictions on market timers, which are further described below.

      These restrictions do not apply to transfers made under an approved dollar-cost averaging program.

      There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Under current law, there is no tax liability for transfers.

       REQUESTS FOR TRANSFERS

      You may request transfers in writing or by telephone. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

      If we receive your transfer request before 4:00 p.m. Eastern Time on a Business Day, it will be effective that day. Otherwise, it will be effective the next Business Day.

       MARKET TIMERS

      The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Owners. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or (2) the transfer instructions of individual Owners who have executed pre-authorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Owner. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Owners.

      In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

WAIVERS; REDUCED CHARGES; CREDITS; BONUS GUARANTEED INTEREST RATES

      We may reduce or waive the withdrawal charge or Account Fee, credit additional amounts, or grant bonus Guaranteed Interest Rates in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals and Withdrawal Charge."

OPTIONAL PROGRAMS

       DOLLAR-COST AVERAGING

      Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. Each month or quarter, as you select, we will transfer the same amount automatically (including a portion of the Purchase Payment Interest) to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned (excluding

Purchase Payment Interest). Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

      The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. Since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

       ASSET ALLOCATION

      One or more asset allocation programs may be available in connection with the Contracts, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

      You may select one of the asset allocation models we make available. The models currently available are the conservative asset allocation model, the moderate asset allocation model, the aggressive asset allocation model, and the total equity asset allocation model. Each model allocates a different percentage of Account Value to Sub-Accounts investing in the various asset classes, with the conservative asset allocation model allocating the lowest percentage to Sub-Accounts investing in the equity asset class and the total equity asset allocation model allocating the highest percentage to the equity asset class. These models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. Programs may be added, changed, or removed in the future.

      If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By your election of an asset allocation program, you thereby authorize us to automatically reallocate your investment options that participate in the asset allocation program on a quarterly basis, or as determined by the terms of the asset allocation program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program, or choose a different model.

       SYSTEMATIC WITHDRAWAL PROGRAM

      If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program or our Interest Out Program.

      Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program are subject to surrender charges. They may also be included in income and subject to a 10% federal tax penalty, as well as all charges applicable upon withdrawal. You should consult your tax adviser before choosing these options.

      You may change or stop this program at any time, by written notice to us or by telephone.

       PORTFOLIO REBALANCING PROGRAM

      Under the Portfolio Rebalancing Program, we transfer funds among the Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

                       WITHDRAWALS AND WITHDRAWAL CHARGE

CASH WITHDRAWALS

       REQUESTING A WITHDRAWAL

      At any time during the Accumulation Phase you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Service Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

      All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge," below). Upon request we will notify you of the amount we would pay in the event of a full or partial withdrawal. Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

       FULL WITHDRAWALS

      If you request a full withdrawal, we calculate the amount we will pay you as follows. We start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Contract Year in which the withdrawal is made; and finally, we deduct any applicable withdrawal charge.

      A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

       PARTIAL WITHDRAWALS

      If you request a partial withdrawal, we will pay you the actual amount specified in your request and then reduce the value of your Account by the total of the amount paid and any applicable withdrawal charge.

      You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

      If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Contract Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

       TIME OF PAYMENT

      We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted to defer payment under the Investment Company Act of 1940 and New York insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

      - When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

      - When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

      - When an SEC order permits us to defer payment for the protection of Owners.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

       WITHDRAWAL RESTRICTIONS FOR QUALIFIED PLANS

      If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

      Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

WITHDRAWAL CHARGE

      We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

       FREE WITHDRAWAL AMOUNT

      In each Contract Year, you may withdraw a portion of your Account
Value -- which we will call the "free withdrawal amount" -- before incurring the withdrawal charge. For any year, the free withdrawal amount is equal to the amount of all Purchase Payments made before the last 7 Contract Years that you have not previously withdrawn, PLUS the greater of:

      (1) your Contract's earnings (defined below) during the prior Contract Year; and

      (2) 10% of the amount of all Purchase Payments you have made during the last 7 Contract Years, including the current Contract Year.

      Any portion of the "free withdrawal amount" that you do not use in a Contract Year is not cumulative; that is, it will not be carried forward or available for use in future years.

      Your Contract's earnings during the prior Contract Year are equal to:

      (a) the difference between your Account Value at the end of the prior Contract Year and your Account Value at the beginning of the prior Contract Year, minus

      (b)  any Purchase Payments made during the prior Contract Year, plus

      (c) any partial withdrawals and charges taken during the prior Contract Year.

      For an example of how we calculate the "free withdrawal amount," see Appendix B.

       ORDER OF WITHDRAWAL

      When you make a withdrawal, we consider the oldest remaining Purchase Payment to be withdrawn first, then the next oldest, and so forth. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be accumulated value and is not subject to a withdrawal charge.

       CALCULATION OF WITHDRAWAL CHARGE

      We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage. The percentage varies according to the number of Contract Years the Purchase Payment has been held in your Account, including the Contract Year in which you made the Payment, but not the Contract Year in which you withdraw it. Each Payment begins a new 7-year period and moves down a declining surrender charge scale at each Contract Anniversary. Payments received during the Contract Year will be charged 8%, if withdrawn. On your next scheduled Contract Anniversary, that Payment, along with any other Payments made during that Contract Year, will be considered to be in their second Contract Year and will have an 8% withdrawal charge. On the next Contract Anniversary, these Payments will move into their third Contract Year and will have a withdrawal charge of 7%, if withdrawn. The withdrawal charge decreases according to the number of Contract Years the Purchase Payment has been in your Account. The declining scale is as follows:

NUMBER OF CONTRACT YEARS
    PAYMENT HAS BEEN
    IN YOUR ACCOUNT       WITHDRAWAL CHARGE
------------------------  -----------------
          0-1                    8%
          1-2                    8%
          2-3                    7%
          3-4                    7%
          4-5                    6%
          5-6                    5%
          6-7                    4%
           7+                    0%

      For example, the percentage applicable to the withdrawals of a Payment that has been in an Account for more than 2 Contract Years but less than 3 will be 7% regardless of the issue date of the Contract.

      The withdrawal charge will never be greater than 8% of the excess of Purchase Payments you make under your Contract over the "free withdrawal amount," as defined above.

      For additional examples of how we calculate withdrawal charges, see Appendix B.

TYPES OF WITHDRAWALS NOT SUBJECT TO WITHDRAWAL CHARGE

       MINIMUM DISTRIBUTIONS

      For each Qualified Contract, the free withdrawal amount in any Contract Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

       OTHER WITHDRAWALS

      We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

                                CONTRACT CHARGES

ACCOUNT FEE

      During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $35 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Contract Anniversary. In Contract Years 1 through 5, the Account Fee is $35. After Contract Year 5, we may change the Account Fee each year, but the Account Fee will never exceed $50. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Contract Anniversary.

      We will not charge you the Account Fee if:

      (1) your Account has been allocated only to the Fixed Account during the applicable ContractYear; or

      (2)  your Account Value is more than $100,000 on your Contract
           Anniversary.

      If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Contract Anniversary and the day before the Annuity Commencement Date.

      After the Annuity Commencement Date, we will deduct an annual Account Fee of $35 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

ADMINISTRATIVE EXPENSE CHARGE

      We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, the Accounts and the Variable Account that are not covered by the annual Account Fee.

MORTALITY AND EXPENSE RISK CHARGE

      During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30%. The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Owner prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee and the administrative expense charge we assess under the Contracts may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We expect to make a profit on the excess expense charge associated with the Purchase Payment Interest. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contracts.

CHARGES FOR OPTIONAL DEATH BENEFIT RIDER

      If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, a charge of 0.15% of the average daily value of your Contract from the assets of the Variable Account.

PREMIUM TAXES

      In New York there currently is no premium tax. However, if an Owner or Payee is not a New York State resident, a premium tax may be imposed, depending on where the Owner or Payee resides. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

      In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

FUND EXPENSES

      There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

                                 DEATH BENEFIT

      If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on your date of death, we will pay the death benefit to the Annuitant or, if the Annuitant is not then living, in one sum to your estate. We do not pay a death benefit if you die during the Income Phase. However, the Beneficiary will receive any payments provided under an Annuity Option that is in effect.

AMOUNT OF DEATH BENEFIT

      To calculate the amount of your death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of your death in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before your death and it remains effective. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

      The amount of the death benefit is determined as of the Death Benefit
Date.

THE BASIC DEATH BENEFIT

      In general, if you were 85 or younger on your Contract Date (the date we accepted your first Purchase Payment), the death benefit will be the greatest of the following amounts:

      1. Your Account Value for the Valuation Period during which the Death Benefit Date occurs; and

      2. Your total Purchase Payments (adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

      For examples of how to calculate this basic death benefit, see Appendix C.

      If you were 86 or older on your Contract Date, the death benefit is equal to the amount we would pay if you had surrendered your entire Account on the Death Benefit Date. Because this amount will reflect any applicable withdrawal charges, the basic death benefit may be less than your Account Value.

OPTIONAL DEATH BENEFIT RIDER

      You may enhance the basic death benefit by electing an optional death benefit rider known as the Maximum Anniversary Account Value Rider ("MAV"). You must make your election before the date on which your Contract becomes effective. You will pay a charge for the optional death benefit rider. (For a description of the charge, see "Charges for Optional Death Benefit Rider.") The rider is available only if you are younger than 80 on the Contract Date. The optional death benefit rider election may not be changed after your Contract is issued. The death benefit under the optional death benefit rider will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit."

      Under the MAV rider, the death benefit will be the greater of:

      -  the amount payable under the basic death benefit, above, or

      - your highest Account Value on any Contract Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Contract Anniversary and the Death Benefit Date.

SPOUSAL CONTINUANCE

      If your spouse is your Beneficiary, upon your death your spouse may elect to continue the Contract as the Owner, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the basic death benefit or any rider you have selected. All Contract provisions, including any riders you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a value equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, the surviving spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

CALCULATING THE DEATH BENEFIT

      In calculating the death benefit amount payable under option (2) of the basic death benefit or under the optional death benefit rider, any partial withdrawals will reduce the death benefit amount to an

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

amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

      If the death benefit is the amount payable under options (2) of the basic death benefit or under the optional death benefit rider, your Account Value will be increased by the excess, if any, of that amount over option (1) of the basic death benefit. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the Sun Capital Money Market Sub-Account.

METHOD OF PAYING DEATH BENEFIT

      The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

      During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is the Owner's spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us at our Service Address a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we will pay the death benefit in a single cash payment.

      If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

NON-QUALIFIED CONTRACTS

      If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

      The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the Annuitant automatically becomes the designated beneficiary.

      If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

      During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option(s) in place must be distributed at least as rapidly as the method of distribution under that option.

      If the Owner is not a natural person, these distribution rules apply on a change in, or the death of, either the Annuitant or the Co-Annuitant.

      Payments made in contravention of these special rules would adversely affect the treatment of the Contract as annuity contract under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

SELECTION AND CHANGE OF BENEFICIARY

      You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

PAYMENT OF DEATH BENEFIT

      Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If

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

an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

DUE PROOF OF DEATH

      We accept any of the following as proof of any person's death:

      -  An original certified copy of an official death certificate;

      - An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -  Any other proof we find satisfactory.

                     THE INCOME PHASE -- ANNUITY PROVISIONS

      During the Income Phase, we make regular monthly annuity payments to the Annuitant.

      The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first payment.

      Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option(s) selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals. See "Withdrawals and Withdrawal Charge."

SELECTION OF THE ANNUITANT OR CO-ANNUITANT

      You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Options refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

      In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also select a Co-Annuitant, who will become the new Annuitant if the original Annuitant dies before the Income Phase. If both the Annuitant and Co-Annuitant die before the Income Phase, you become the Annuitant. If you have named both an Annuitant and a Co-Annuitant, you may designate one of them to become the sole Annuitant as of the Annuity Commencement Date, if both are living at that time. If you have not made that designation on the 30th day before the Annuity Commencement Date, and both the Annuitant and the Co-Annuitant are still living, the Co-Annuitant will become the Annuitant.

      When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payments.

SELECTION OF THE ANNUITY COMMENCEMENT DATE

      You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

      - The earliest possible Annuity Commencement Date is the first day of the first month following your first Contract Anniversary.

      - The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 90th birthday. If there is a Co-Annuitant, the 90th birthday of the younger of the Annuitant and Co-Annuitant.

      -  The Annuity Commencement Date must always be the first day of a month.

      You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:

      - We must receive your notice at least 30 days before the current Annuity Commencement Date.

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

      - The new Annuity Commencement Date must be at least 30 days after we receive the notice.

      There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

ANNUITY OPTIONS

      We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for either a Variable Annuity or a Fixed Annuity, or a combination of both. We may also agree to other settlement options, in our discretion.

       ANNUITY OPTION A -- LIFE ANNUITY

      We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

       ANNUITY OPTION B -- LIFE ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

      We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

       ANNUITY OPTION C -- JOINT AND SURVIVOR ANNUITY

      We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

       ANNUITY OPTION D -- MONTHLY PAYMENTS FOR A SPECIFIED PERIOD CERTAIN

      We make monthly payments for a specified period of time from 10 to 30 years, as you elect. If payments under this option are paid on a Variable Annuity basis, the Annuitant may elect to receive in one sum the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax.

SELECTION OF ANNUITY OPTION

      You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

      You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

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

      There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

      REMEMBER THAT THE ANNUITY OPTIONS MAY NOT BE CHANGED ONCE ANNUITY PAYMENTS BEGIN.

AMOUNT OF ANNUITY PAYMENTS

       ADJUSTED ACCOUNT VALUE

      The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

      - We deduct a proportional amount of the Account Fee, based on the fraction of the current Contract Year that has elapsed.

      - We deduct any applicable premium tax or similar tax if not previously deducted.

       VARIABLE ANNUITY PAYMENTS

      On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for Annuitization Units which have annual insurance charges of 1.45% of your Account's average daily net assets. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

      To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

      If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

      Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

       FIXED ANNUITY PAYMENTS

      Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, which are based on a minimum guaranteed interest rate of 3% per year, compounded annually, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

       MINIMUM PAYMENTS

      If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

EXCHANGE OF VARIABLE ANNUITY UNITS

      During the Income Phase, the Annuitant may exchange Annuity Units from one Sub-Account to another, up to 12 times each Contract Year. To make an exchange, the Annuitant sends us, at our Service Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

      Before exchanging Annuity Units from one Sub-Account to another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts are invested.

      During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

ACCOUNT FEE

      During the Income Phase, we deduct the annual Account Fee of $35 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

ANNUITY PAYMENT RATES

      The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (at least 3% per year, compounded annually); and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract (at least 3% per year, compounded annually).

      The Annuity Payment Rates may vary according to the Annuity Option(s) elected and the adjusted age of the Annuitant. The Contracts also describes the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the 1983 Individual Annuitant Mortality Table.

ANNUITY OPTIONS AS METHOD OF PAYMENT FOR DEATH BENEFIT

      You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Annuitant's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

                           OTHER CONTRACT PROVISIONS

EXERCISE OF CONTRACT RIGHTS

      A Contract belongs to the individual to whom the Contract is issued. All Contract rights and privileges can be exercised by the Owner without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

      The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

      Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under
Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

      The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

VOTING OF FUND SHARES

      We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, but will follow voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners and Payees, as applicable.

      Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

      All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Funds. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Funds for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Owner Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS

      During the Accumulation Period we will send you, at least once during each Contract Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to a Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

      In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

      Upon request, we will provide you with information regarding fixed and variable accumulation values.

SUBSTITUTION OF SECURITIES

      Shares of any or all Funds may not always be available for investment under the Contracts. We may add or delete Funds or other investment companies as variable investment options under the Contracts. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC and the Superintendent of Insurance of the State of New York. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

CHANGE IN OPERATION OF VARIABLE ACCOUNT

      At our election and subject to the prior approval of the Superintendent of Insurance of the State of New York and any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may, subject to the approval of the Superintendent of Insurance of the State of New York, make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

      We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contracts.

MODIFICATION

      Upon notice to the Owner (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject;
(ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

RESERVATION OF RIGHTS

      We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by an Owner; and (4) restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Owners or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

RIGHT TO RETURN

      If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Service Address as shown on the cover of this Prospectus within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your

Account Value less the Adjusted Purchase Payment Interest. The Adjusted Purchase Payment Interest that may be deducted is equal to the lesser of:

      - the portion of the Account Value that is attributable to any Purchase Payment Interest, and

      -  all Purchase Payment Interest.

      This means you receive any gain on Purchase Payment Interest and we bear any loss. However, if applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

      If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               TAX CONSIDERATIONS

      This section describes general federal income tax consequences of ownership of the Contract based upon our understanding of current federal tax laws. Actual federal tax consequences may vary depending on, among other things, the type of retirement plan with which you use a Contract. Also, legislation affecting the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that you purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state or other tax laws. We do not make any guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

DEDUCTIBILITY OF PURCHASE PAYMENTS

      For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible.

PRE-DISTRIBUTION TAXATION OF CONTRACTS

      Generally, an increase in the value of a Contract will not give rise to tax, prior to distribution.

      However, corporate (or other non-natural person) Owners of Non-Qualified Contracts incur current tax, regardless of distributions, on Contract value increases. Such current taxation does not apply to (i) any immediate annuity, which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase, which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, or
(ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

      You should note that qualified retirement investments generally provide tax deferral regardless of whether the underlying contract is an annuity.

DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

      The Account Value will include an amount attributable to Purchase Payments, the return of which is not taxable, and an amount attributable to investment earnings, the return of which is taxable at ordinary income rates. The relative portions of a distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the timing of the distribution.

      If you withdraw less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, you must treat the withdrawal first as a return of investment earnings.

      You may treat only withdrawals in excess of the amount of the Account Value attributable to investment earnings as a return of Purchase Payments. Account Value amounts assigned or pledged as collateral for a loan will be treated as if withdrawn from the Contract. For purposes of determining a contract owner's income, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company (or its affiliates) to the same contract owner during any calendar year shall be treated as one annuity contract.

      If a Payee receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, however, the Payee treats a portion of each payment as a nontaxable return of Purchase Payments. In general, the nontaxable portion of such a payment bears the same ratio to the total payment as the Purchase Payments bear to the Payee's expected return under the Contract. The remainder of the payment constitutes a taxable return of investment earnings. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, all future distributions constitute fully taxable ordinary income. If the Annuitant dies before the Payee recovers the full amount of Purchase Payments, the Payee may deduct an amount equal to the unrecovered Purchase Payments.

      Upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

      Death benefits paid upon the death of a contract owner generally are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. For this purpose, the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., it remains generally the total Purchase Payments, less amounts previously received which were not includable in income. Special distribution rules apply upon the death of the owner.

      A penalty tax of 10% may apply to taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts. This penalty will not apply in certain circumstances, such as distributions pursuant to the death of the Owner, distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or distributions under an immediate annuity (as defined above) or after age 59 1/2.

DISTRIBUTIONS AND WITHDRAWALS FROM QUALIFIED CONTRACTS

      Generally, distributions from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will, except in certain circumstances, apply to distributions prior to age 59 1/2.

      If you receive an eligible rollover distribution from a qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over that distribution to another eligible plan, such distribution will not be includable in your income. However, such distribution is subject to 20% mandatory withholding as described below. An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:

      - A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

      -  Any required minimum distribution, or

      -  Any hardship distribution.

      Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

WITHHOLDING

      In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

INVESTMENT DIVERSIFICATION AND CONTROL

      The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. Contracts that do not meet the guidelines are subject to current taxation on annual increases in value. We believe that each Series of the Series Fund complies with these regulations. The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if in fact promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

      As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. We will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

QUALIFIED RETIREMENT PLANS

      You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

      In evaluating whether the Contract is suitable for purchase in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code, the effect of the Purchase Payment Interest provisions on the plan's compliance with the applicable nondiscrimination requirements should be considered. Violation of the nondiscrimination rules can cause a plan to lose its tax qualified status under the Code and could result in the full taxation of participants on all of their benefits under the plan. Violation of the nondiscrimination rules might also result in a liability for additional benefits being paid to certain plan participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

PENSION AND PROFIT-SHARING PLANS

      Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

      If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Owner attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Owner must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

      Under the terms of a particular Section 403(b) plan, the Owner may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Owners should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

INDIVIDUAL RETIREMENT ACCOUNTS

      Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

ROTH IRAS

      Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

                        ADMINISTRATION OF THE CONTRACTS

      We perform certain administrative functions relating to the Contracts, Owner Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Owner Account number and type, the status of each Owner Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

                         DISTRIBUTION OF THE CONTRACTS

      We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in the State of New York. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of our parent company, Sun Life Assurance Company of Canada (U.S.), is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

      Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.50% of Purchase Payments. In addition, after the first Contract Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Owner's Account Value. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates." No commissions were paid to and retained by Clarendon in connection with the distribution of the Contracts.

                            PERFORMANCE INFORMATION

      From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some Sub-Accounts.

      Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Funds in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period since we started offering the Sub-Accounts under the Futurity products or, if shorter, the life of the Sub-Account. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Futurity products. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return, which, if earned over the entire period, would produce the cumulative return.

      Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges, the annual Account Fee, or any Purchase Payment Interest, although such figures do reflect all recurring charges. If such figures were calculated to reflect Purchase Payment Interest credited, the calculation would also reflect any withdrawal charges made. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

      The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

      Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (7-day period for the Sun Capital Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Sun Capital Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Sun

Capital Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

      The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

      The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Duff and Phelps. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Duff and Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

      We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

                             AVAILABLE INFORMATION

      The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: Washington, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Chicago, Illinois -- 500 West Madison Street, Chicago, IL 60661; New York, New York -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

      The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

                                STATE REGULATION

      The Company is subject to the laws of the State of New York governing life insurance companies and to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Superintendent or his agents at any time and a full examination of its operations is conducted at periodic intervals.

      The Superintendent of Insurance has broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted.

      In addition, affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

      Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                               LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Variable Account. We are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

                                  ACCOUNTANTS

      The financial statements of the Variable Account for the year ended December 31, 2000, and the financial statements of the Company for the years ended December 31, 2000, 1999 and 1998, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

      The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

      The financial statements of the Variable Account for the year ended December 31, 2000 are also included in the SAI.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance Data
Advertising and Sales Literature
Calculations
  Example of Variable Accumulation Unit Value Calculation
  Example of Variable Annuity Unit Calculation
  Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

      This Prospectus sets forth information about the Contracts and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated May 1, 2001 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 282-7073.

--------------------------------------------------------------------------------

To:  Sun Life Insurance and Annuity Company of New York
     P.O. Box 9141
     Boston, Massachusetts 02117

     Please send me a Statement of Additional Information for Futurity Accolade NY Variable and Fixed Annuity
     Sun Life (N.Y.) Variable Account C.

Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

City --------------------------  State -------------------------  Zip ----------

Telephone
--------------------------------------------------------------------------------

                                   APPENDIX A

                                    GLOSSARY

      The following terms as used in this Prospectus have the indicated meanings:

      ACCOUNT: An account established for each Owner to which Net Purchase Payments are credited.

      ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

      ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

      *ANNUITANT: The person or persons to whom the first annuity payment is made. If the Annuitant dies prior to the Annuity Commencement Date, the Co-Annuitant will become the sole Annuitant. If the Co-Annuitant dies or if no Co-Annuitant is named, the Owner becomes the Annuitant upon the Annuitant's death prior to the Annuity Commencement Date. If you have not named a sole Annuitant on the 30th day before the Annuity Commencement Date and both the Annuitant and Co-Annuitant are living, the Co-Annuitant will be the sole Annuitant/Payee during the Income Phase.

      ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

      ANNUITY OPTION:  The method you choose for receiving annuity payments.

      ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment from the Variable Account.

      APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for purchase of a Contract.

      *BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Owner's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

      BUSINESS DAY: Any day the New York Stock Exchange is open for trading or any other day on which there is enough trading in securities held by a Sub-Account to materially affect the value of the Variable Accumulation Units.

      COMPANY:  Sun Life Insurance and Annuity Company of New York.

      CONTRACT:  A Contract issued by the Company on an individual basis.

      CONTRACT DATE: The date on which we issue your Contract. This is called the "Issue Date" in the Contract.

      CONTRACT YEAR and CONTRACT ANNIVERSARY: Your first Contract Year is the period 365 days from the date on which we issued your Contract. Your Contract Anniversary is the last day of an Contract Year. Each Contract Year after the first is the 365-day period that begins on your Contract Anniversary. For example, if the Contract Date is on March 12, the first Contract Year is determined from the Contract Date and ends on March 12 of the following year. Your Contract Anniversary is March 12 and all Contract Years after the first are measured from March 12. (If the Contract Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

      DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Annuitant's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period and we will pay the death benefit in one lump sum.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      DUE PROOF OF DEATH: An original certified copy of an official death certificate or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and any other information required by the Company that is necessary to make payment (eg. taxpayer identification number, beneficiary names and addresses, etc.).

      EXPIRATION DATE:  The last day of a Guarantee Period.

      FIFTH-YEAR ANNIVERSARY: The fifth Contract Anniversary and each succeeding Contract Anniversary occurring at any five year interval thereafter; for example, the 10th, 15th, and 20th Contract Anniversaries.

      FIXED ACCOUNT: The general account assets of the Company which are allocated to a separate account established in conformance with New York law.

      FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

      FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

      FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

      GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

      GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

      GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

      INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

      NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

      NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This is also the term used to describe the total contribution made to the Contract minus the total withdrawals.

      NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Owner's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

      *OWNER: The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or
Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Contract.

      PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Owner or on the Annuity Commencement Date.

      PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

      PURCHASE PAYMENT INTEREST: The amount of extra interest the Company credits to a Contract at a rate of 2% to 5% of each purchase payment based upon the size of the investment or Account Value or the interest rate option chosen at the time of application.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

      SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

      VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open and on other Business Days.

      VARIABLE ACCOUNT: Variable Account C of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

      VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

      VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

      VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

                                   APPENDIX B

                       CALCULATION OF WITHDRAWAL CHARGES

FULL WITHDRAWAL

      Assume a Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

                                                                    PAYMENT
               HYPOTHETICAL              CUMULATIVE      FREE      SUBJECT TO   WITHDRAWAL   WITHDRAWAL
    CONTRACT     ACCOUNT       ANNUAL      ANNUAL     WITHDRAWAL   WITHDRAWAL     CHARGE       CHARGE
      YEAR        VALUE       EARNINGS    EARNINGS      AMOUNT       CHARGE     PERCENTAGE     AMOUNT
    --------   ------------   --------   ----------   ----------   ----------   ----------   ----------
(a)    1         $41,000       $1,000     $ 1,000      $ 4,000      $36,000        8.00%       $2,880
       2         $45,100       $4,100     $ 5,100      $ 4,000      $36,000        8.00%       $2,880
       3         $49,600       $4,500     $ 9,600      $ 4,100      $35,900        7.00%       $2,513
(b)    4         $52,100       $2,500     $12,100      $ 4,500      $35,500        7.00%       $2,485
       5         $57,300       $5,200     $17,300      $ 4,000      $36,000        6.00%       $2,160
       6         $63,000       $5,700     $23,000      $ 5,200      $34,800        5.00%       $1,740
       7         $66,200       $3,200     $26,200      $ 5,700      $34,300        4.00%       $1,372
(c)    8         $72,800       $6,600     $32,800      $40,000      $     0        0.00%       $    0

------------------------------
(a) The free withdrawal amount in any year is equal to the amount of any Purchase Payments made prior to the last 7 Contract Years ("Old Payments") that were not previously withdrawn plus the greater of (1) the Contract's earnings during the prior Contract Year, and (2) 10% of any Purchase Payments made in the last 7 Contract Years ("New Payments"). In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $36,000, which equals the New Payments of $40,000 minus the free withdrawal amount of $4,000.

(b) In Contract Year 4, the free withdrawal amount is $4,500, which equals the prior Contract Year's earnings. On a full withdrawal of $52,100, the amount subject to a withdrawal charge is $35,500.

(c) In Contract Year 8, the free withdrawal amount is $40,000, which equals 100% of the Purchase Payment of $40,000. On a full withdrawal of $72,800, the amount subject to a withdrawal charge is $0, since the New Payments equal $0.

PARTIAL WITHDRAWAL

      Assume a single Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and there are a series of 4 partial withdrawals made during the fourth Contract Year of $4,100, $9,000, $12,000, and $20,000.

                                                                   REMAINING      AMOUNT
               HYPOTHETICAL                                           FREE          OF
                 ACCOUNT                                           WITHDRAWAL   WITHDRAWAL
                  VALUE                                 AMOUNT       AMOUNT     SUBJECT TO   WITHDRAWAL   WITHDRAWAL
    CONTRACT      BEFORE                 CUMULATIVE       OF         BEFORE     WITHDRAWAL     CHARGE       CHARGE
      YEAR      WITHDRAWAL    EARNINGS    EARNINGS    WITHDRAWAL   WITHDRAWAL     CHARGE     PERCENTAGE     AMOUNT
    --------   ------------   --------   ----------   ----------   ----------   ----------   ----------   ----------
       1         $41,000       $1,000     $ 1,000      $     0       $4,000      $     0        8.00%       $    0
       2         $45,100       $4,100     $ 5,100      $     0       $4,000      $     0        8.00%       $    0
       3         $49,600       $4,500     $ 9,600      $     0       $4,100      $     0        7.00%       $    0
(a)    4         $50,100       $  500     $10,100      $ 4,100       $4,500      $     0        7.00%       $    0
(b)    4         $46,800       $  800     $10,900      $ 9,000       $  400      $ 8,600        7.00%       $  602
(c)    4         $38,400       $  600     $11,500      $12,000       $    0      $12,000        7.00%       $  840
(d)    4         $26,800       $  400     $11,900      $20,000       $    0      $14,900        7.00%       $1,043

------------------------------
(a) In Contract Year 4, the free withdrawal amount is $4,500, which equals the prior Contract Year's earnings. The partial withdrawal amount of $4,100 is less than the free withdrawal amount, so there is no withdrawal charge.

(b) Since a partial withdrawal of $4,100 was taken, the remaining free withdrawal amount in Contract Year 4 is $4,500 -- $4,100 = $400. Therefore, $400 of the $9,000 withdrawal is not subject to a withdrawal charge, and $8,600 is subject to a withdrawal charge.

(c) Since the total of the two prior Contract Year 4 partial withdrawals ($13,100) is greater than the free withdrawal amount of $4,500, there is no remaining free withdrawal amount. The entire withdrawal amount of $12,000 is subject to a withdrawal charge.

(d) Since the total of the three prior Contract Year 4 partial withdrawals ($25,100) is greater than the free withdrawal amount of $4,500, there is no remaining free withdrawal amount. Since the total amount of New Purchase Payments was $40,000 and $25,100 of New Payments has already been surrendered, only $14,900 of this $20,000 withdrawal comes from liquidating Purchase Payments. The remaining $5,100 of this withdrawal comes from liquidating earnings and is not subject to a withdrawal charge.

      Note that since all of the Purchase Payments were liquidated by the final withdrawal of $20,000, the total withdrawal charge for the four Contract Year 4 withdrawals is $2,485, which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example on the previous page. Any additional Contract Year 4 withdrawals in the example shown on this page would come from the liquidating of earnings and would not be subject to a withdrawal charge.

                                   APPENDIX C

                       CALCULATION OF BASIC DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Variable Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

       The Basic Death Benefit is the greatest of:
          Account Value                                        =   $ 80,000.00
          Purchase Payments                                    =   $100,000.00
       The Basic Death Benefit would therefore be:                 $100,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Variable Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

       The Basic Death Benefit is the greatest of:
          Account Value                                        =   $ 60,000.00
          Adjusted Purchase Payments*                          =   $ 75,000.00
       The Basic Death Benefit would therefore be:                 $ 75,000.00

      *Adjusted Purchase Payments can be calculated as follows:

       Payments X (Account Value after withdrawal / Account Value before withdrawal) =

       $100,000.00 X ($60,000.00/$80,000.00) = $75,000

                                   APPENDIX D

            CALCULATION FOR PURCHASE PAYMENT INTEREST (BONUS CREDIT)

EXAMPLE 1:

      IF YOU SELECT OPTION A, the 2% Bonus Option, we will credit Purchase Payment Interest on all Purchase Payments made during the first Contract Year. On each fifth Contract Anniversary, we will credit additional Purchase Payment Interest of 2% based on your Account Value, illustrated below:

      Initial Purchase Payment of $50,000.00 receives 2% Purchase Payment Interest of $1,000.00.

      Subsequent Purchase Payment in the first Contract Year of $20,000.00 receives 2% Purchase Payment Interest of $400.00.

      Suppose the Account had not gained any earnings or interest during the first 5 Contract Years and the Account Value is $71,400.00 (sum of all Purchase Payments and Purchase Payment Interest), we will credit your Account with an additional 2% ($1,428.00).

      Using the same Purchase Payments as above, suppose your value on the fifth Contract Anniversary is $74,970.00. We will credit your Account with an additional 2% of Purchase Payment Interest (equal to $1,499.40).

      This 2% Purchase Payment Interest will occur on every fifth Contract Anniversary (i.e., 5th, 10th, 15th).

EXAMPLE 2: OPTION B WITH NO WITHDRAWALS

      IF YOU SELECT OPTION B, the 3% Bonus Option the amount we will credit to your Contract depends on the size of your Net Purchase Payments. The scale is as follow:

       Net Purchase Payments less than $100,000.00 will
        receive                                                3%
       Net Purchase Payments between $100,000.00 through
        $499,999.99 will receive                               4%
       Net Purchase Payments greater than or equal to
        $500,000.00 will receive                               5%

      Therefore, if your initial investment is $50,000.00, your Purchase Payment Interest will equal 3% of $50,000, or $1500.00.

      If you make additional Payments that cause your total Net Purchase Payments to exceed $100,000.00, these Purchase Payments will receive either a 4% or 5% bonus, using the above scale. As an example:

      Initial Purchase Payment of $50,000.00 will receive 3% Purchase Payment Interest. A second Purchase Payment of $80,000.00 will result in Net Purchase Payments of $130,000.00. Thus, the $80,000.00 will receive Purchase Payment Interest of 4% equal to $3,200.00.

      Suppose a third Purchase Payment of $400,000.00 is made. This will bring the Net Purchase Payments to $530,000.00. This $400,000.00 will receive Purchase Payment Interest of 5% equal to $20,000.00.

      This Account now has total Net Purchase Payments of $530,000.00 and total Purchase Payment Interest of $24,700.00.

      In addition to the Purchase Payment Interest paid at the time of each Payment, we will review your first Contract Anniversary to ensure that all Net Purchase Payments receive the Purchase Payment Interest as described in the above scale. Using the above scenario as an example, upon the first Contract Anniversary, we will credit your Account an additional $1800.00, which is equal to:

       Total Net Purchase Payments of $530,000.00 X 5%          =   $26,500.00
       Total Purchase Payment Interest received                 =   $24,700.00
                                                                    ----------
       First Contract Anniversary Adjustment                    =   $ 1,800.00

EXAMPLE 3:  OPTION B WITH A WITHDRAWAL.

      Using the same example as above, suppose that before the first Contract Anniversary you take a withdrawal of $20,000.00. The annual Purchase Payment Interest adjustment would be calculated as follows:

      Because your Net Purchase Payments are $510,000.00 ($530,000.00 - $20,000.00 withdrawal), your Purchase Payment Interest on all Net Purchase Payments should be 5%.

Your initial Payment of $50,000.00 received 3%
Your second Payment of $80,000.00 received 4%
Your third Payment of $400,000.00 received the 5%

      Your first two Payments minus the withdrawal will receive additional Purchase Payment Interest. This will bring your total Net Purchase Payments up to 5%.

       $50,000.00 X 2%                                          =   $1,000.00
       $80,000.00 - $20,000.00 = $60,000.00 X 1%                =   $  600.00
                                                               --------------
       Total credit due                                         =   $1,600.00

      On your First Contract Anniversary we will credit your Account with an additional Purchase Payment Interest of $1600.00.

                                              SUN LIFE INSURANCE AND ANNUITY
                                              COMPANY OF NEW YORK

                                              P.O. BOX 9141
                                              BOSTON, MASSACHUSETTS 02117

                                              TELEPHONE:
                                              Toll Free (800) 282-7073

                                              GENERAL DISTRIBUTOR
                                              Clarendon Insurance Agency, Inc.
                                              One Sun Life Executive Park
                                              Wellesley Hills, Massachusetts
                                              02481

                                              AUDITORS
                                              Deloitte & Touche LLP
                                              200 Berkeley Street
                                              Boston, Massachusetts 02116

FUT

                                     PART B

                     INFORMATION REQUIRED IN A STATEMENT OF
                             ADDITIONAL INFORMATION

         Attached hereto and made a part hereof is the Statement of Additional
Information dated October   , 2001 for each of the following:

         Regatta Extra-NY Variable and Fixed Annuity
         Futurity Accolade-NY Variable and Fixed Annuity

                                                               October   , 2001

                                  REGATTA EXTRA-NY

                           VARIABLE AND FIXED ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                       SUN LIFE (N.Y.) VARIABLE ACCOUNT C

                               TABLE OF CONTENTS


Calculation of Performance Data..........................................    2
Advertising and Sales Literature ........................................    6
Calculations ............................................................    9
     Example of Variable Accumulation Unit Value Calculation.............    9
     Example of Variable Annuity Unit Calculation .......................    9
     Example of Variable Annuity Payment Calculation ....................    9
Distribution of the Contracts ...........................................    9
Designation and Change of Beneficiary ...................................    10
Custodian ...............................................................    10
Financial Statements ....................................................    10


         The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of Regatta Extra-NY Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Insurance and Annuity Company of New York (the "Company") in connection with Sun Life (N.Y.) Variable Account C (the "Variable Account") which is not included in the
Prospectus dated October   , 2001. This Statement of Additional Information
should be read in conjunction with the Prospectus, a copy of which may be obtained without charge by writing to the Company at Sun Life Insurance and Annuity Company of New York, P.O. Box 9141, Boston, Massachusetts, 02117, or by telephoning (800) 447-7569.

         The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                         CALCULATION OF PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN: STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

         The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out after the table. For purposes of determining these investment results, the actual investment performance of each Series of the MFS/Sun Life Series Trust is reflected from the date the Regatta products were offered in New York or such later date that the Series commenced operations (the "Commencement Date"), although the Contracts have been offered only since October, 2001. No information is shown for the Series that have not commenced operations as of December 31, 2000.

         The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the commencement of the offering in the separate account.

                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 2000


FUND NAME                                              SEC INCEPTION DATE      1 YR LOAD    5 YR LOAD     10 YR LOAD     LIFE LOAD
Regatta Extra NY Bond S Class
Regatta Extra NY Capital Appreciation S Class
Regatta Extra NY Capital Opportunities S Class
Regatta Extra NY Emerging Growth S Class
Regatta Extra NY Emerging Markets Equity S Class
Regatta Extra NY Equity Income S Class
Regatta Extra NY Global Asset Allocation S Class
Regatta Extra NY Global Governments S Class
Regatta Extra NY Global Growth S Class
Regatta Extra NY Global Total Return S Class
Regatta Extra NY Government Securities S Class
Regatta Extra NY High Yield S Class
Regatta Extra NY International Growth S Class
Regatta Extra NY International Growth & Income S Class                                        [to be added by amendment]
Regatta Extra NY Managed Sectors S Class
Regatta Extra NY Mass Investors Growth S Class
Regatta Extra NY Mass Investors Trust S Class
Regatta Extra NY Money Market S Class
Regatta Extra NY New Discovery S Class
Regatta Extra NY Research S Class
Regatta Extra NY Research Growth & Income S Class
Regatta Extra NY Research International S Class
Regatta Extra NY Strategic Income S Class
Regatta Extra NY Total Return S Class
Regatta Extra NY Utilities S Class

         The length of the period and the last day of each period used in the above table are set out in the table headings. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                        n
                                P(l + T)  = ERV

     Where:    P = a hypothetical initial Purchase Payment of $1,000
               T = average annual total return for the period n = number of years
             ERV = redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.

         The $35 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Contracts that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN:


         The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Average Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return". For purposes of determining these investment results, the actual investment performance of each Series of MFS/Sun Life Series Trust is reflected from the date such Series commenced operations ("Inception"), although the Contracts have been offered only since October, 2001. No information is shown for the Series that have not commenced operations.


                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 2000

FUND NAME                                                   INCEPTION DATE      1 YR NAV       5 YR NAV      10 YR NAV      LIFE NAV
Regatta Extra NY Bond S Class
Regatta Extra NY Capital Appreciation S Class
Regatta Extra NY Capital Opportunities S Class
Regatta Extra NY Emerging Growth S Class
Regatta Extra NY Emerging Markets Equity S Class
Regatta Extra NY Equity Income S Class
Regatta Extra NY Global Asset Allocation S Class
Regatta Extra NY Global Governments S Class
Regatta Extra NY Global Growth S Class
Regatta Extra NY Global Total Return S Class
Regatta Extra NY Government Securities S Class
Regatta Extra NY High Yield S Class
Regatta Extra NY International Growth S Class                                        [to be added by amendment]
Regatta Extra NY International Growth & Income S Class
Regatta Extra NY Managed Sectors S Class
Regatta Extra NY Mass Investors Growth S Class
Regatta Extra NY Mass Investors Trust S Class
Regatta Extra NY Money Market S Class
Regatta Extra NY New Discovery S Class
Regatta Extra NY Research S Class
Regatta Extra NY Research Growth & Income S Class
Regatta Extra NY Research International S Class
Regatta Extra NY Strategic Income S Class
Regatta Extra NY Total Return S Class
Regatta Extra NY Utilities S Class

NON-STANDARDIZED COMPOUND GROWTH RATE

         The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Compound Growth Rate for the stated periods (or shorter period indicated in the note below), based upon a hypothetical investment, calculated in accordance with the formula set out under "Standardized Average Annual Return," except that no withdrawal charges or annual Account Fees have been deducted. If withdrawal charges and Account Fees were reflected, returns would be lower (see "Standardized Average Annual Total Return" and "Non-Standardized Average Annual Total Return"). For purposes of determining these investment results, the actual investment performance of each Series of MFS/Sun Life Series Trust is reflected from the date such Series commenced operations ("Inception"), although the Contracts have been offered only since October, 2001. No information is shown for the Series that have not commenced operations.


                      NON-STANDARDIZED COMPOUND GROWTH RATE
                         PERIOD ENDING DECEMBER 31, 2000

Regatta Extra NY Bond S Class                          [To be added by amendment]
Regatta Extra NY Capital Appreciation S Class
Regatta Extra NY Capital Opportunities S Class
Regatta Extra NY Emerging Growth S Class
Regatta Extra NY Emerging Markets Equity S Class
Regatta Extra NY Equity Income S Class
Regatta Extra NY Global Asset Allocation S Class
Regatta Extra NY Global Governments S Class
Regatta Extra NY Global Growth S Class
Regatta Extra NY Global Total Return S Class
Regatta Extra NY Government Securities S Class
Regatta Extra NY High Yield S Class
Regatta Extra NY International Growth S Class
Regatta Extra NY International Growth & Income S Class
Regatta Extra NY Managed Sectors S Class
Regatta Extra NY Mass Investors Growth S Class
Regatta Extra NY Mass Investors Trust S Class
Regatta Extra NY Money Market S Class
Regatta Extra NY New Discovery S Class
Regatta Extra NY Research S Class
Regatta Extra NY Research Growth & Income S Class
Regatta Extra NY Research International S Class
Regatta Extra NY Strategic Income S Class
Regatta Extra NY Total Return S Class
Regatta Extra NY Utilities S Class

ADDITIONAL NON-STANDARDIZED INVESTMENT PERFORMANCE:

         The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

         "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

         "Annualized" quotations are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

                        ADVERTISING AND SALES LITERATURE

         As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

         A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

         DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

         LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

         STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

         VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

         MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

         STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

         NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value weighted and was introduced with a base of 100.00 on February 5, 1971.

         DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

         MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

         IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

         In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company may illustrate the advantages of the Contracts in a number of ways:

         DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

         SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

         THE COMPANY'S OR THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.


         THE COMPANY'S OR THE FUNDS' ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. The Company may also discuss these types of information in relation to its parents. For example, at December 31, 1999 Sun Life Assurance Company of Canada (U.S.) was the 69th largest U.S. life insurance company based upon overall assets and its parent company, Sun Life Assurance Company of Canada, was the 41st largest.

         COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

         The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

         The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

                                    10 YEARS          20 YEARS       30 YEARS
                                    --------          --------       --------
Non-Tax-Deferred Account             $16,856           $28,413        $ 47,893
                                     -------           -------        --------
Tax-Deferred Account                 $21,589           $46,610        $100,627
                                     -------           -------        --------
Tax-Deferred Account After           $17,765           $34,528        $ 70,720
                                     -------           -------        --------
Paying Taxes
                                     -------           -------        --------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE REGATTA EXTRA-NY VARIABLE ANNUITY OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

                                  CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

         Suppose the net asset value of a Series Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Series Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004002 (the daily equivalent of the current maximum charge of 1.45% on an annual basis) gives a net investment factor of 1.00323509. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be
14.6116849 (14.5645672 X 1.00323509).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

         Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3846153 (12.3456789 X 1.00323509 (the Net Investment Factor) X 0.99991902). 0.99991902
is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

         Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and
12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846153. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846153).


                          DISTRIBUTION OF THE CONTRACTS

         We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in the State of New York. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Sun Life (U.S.). Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company Sun Life (U.S.) and variable life insurance contracts issued by Sun Life (U.S.).

         Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.10% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."


                      DESIGNATION AND CHANGE OF BENEFICIARY

         The Beneficiary designation in the Application will remain in effect until changed.


         Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

         Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                    CUSTODIAN

         We are the Custodian of the assets of the Variable Account. We will purchase Series Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Series Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                              FINANCIAL STATEMENTS

         The Financial Statements of Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C for the year ended December 31, 2000 included in this Statement of Additional Information have been audited by
                     , independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENT OF CONDITION
-- December 31, 2000

ASSETS:                                                 Shares                Cost                Value
-------                                                 ------                ----                -----
Investments in MFS/Sun Life Series Trust:
  Bond Series (BDS)                                       14,319         $     149,226        $     156,259
  Capital Appreciation Series (CAS)                    1,341,079            57,115,676           55,719,923
  Capital Opportunities Series (COS)                     475,636             9,908,226            9,850,473
  Massachusetts Investors Trust Series (MIT)           2,138,921            72,647,211           75,125,167
  Emerging Growth Series (EGS)                         1,360,366            36,332,954           39,878,865
  Equity Income Series (EIS)                              77,390             1,007,496            1,118,503
  Foreign & Colonial Emerging Markets Equity
    Series (FCE)                                          19,547               205,028              172,476
  International Growth and Income Series
    (FCI)                                                243,344             3,029,732            3,201,734
  International Growth Series (FCG)                      117,831             1,388,931            1,395,156
  Government Securities Series (GSS)                   1,183,913            15,110,039           15,520,291
  High Yield Series (HYS)                              1,669,616            15,027,604           12,735,674
  Managed Sectors Series (MSS)                           596,547            21,346,456           19,894,836
  Massachusetts Investors Growth Stock Series
    (MIS)                                                575,933             8,840,256            8,354,277
  Money Market Series (MMS)                           11,536,313            11,536,313           11,536,313
  New Discovery Series (NWD)                             170,035             2,776,975            2,717,854
  Research Equity Series (RES)                         1,767,406            38,621,804           41,798,581
  Research Growth and Income Series (RGS)                279,120             3,716,697            4,080,292
  Strategic Growth Series (SGS)                            8,863               108,241               96,688
  Total Return Series (TRS)                            2,878,275            54,698,128           56,687,039
  Utilities Series (UTS)                               1,031,999            17,641,204           19,687,015
  Global Asset Allocation Series (GAA)                   222,206             3,255,086            3,324,749
  Global Governments Series (GGS)                        306,372             3,278,231            3,049,764
  Global Growth Series (GGR)                             881,040            15,571,058           16,275,987
  Global Total Return Series (GTR)                       284,932             4,399,532            4,485,309
  Research International Series (RSS)                     70,584               942,965              896,416
  Strategic Income Series (SIS)                           34,633               348,360              349,750
                                                                         -------------        -------------
                                                                         $ 399,003,429        $ 408,109,391
                                                                         =============
LIABILITY:
  Payable to sponsor                                                                               (139,972)
                                                                                              -------------
    Net Assets                                                                                $ 407,969,419
                                                                                              =============

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENT OF CONDITION
-- December 31, 2000 -- continued

NET ASSETS:

                                               Applicable to Owners of
                                              Deferred Variable Annuity
                                                      Contracts
                                                      ---------
                                                                                      Reserve
                                                                                        for
                                                        Unit                          Variable
                                       Units            Value        Value            Annuities             Total
                                       -----            -----        -----            ---------             -----
Regatta-NY Contracts:
  CAS                                  878,308        $29.7280   $ 26,103,334        $     95,003        $ 26,198,337
  MIT                                  684,415         27.5275     18,837,461             143,569          18,981,030
  GSS                                  543,141         14.2931      7,762,589              69,831           7,832,420
  HYS                                  209,754         14.3731      3,027,982               6,642           3,034,624
  MSS                                  268,401         31.1237      8,353,437                  --           8,353,437
  MMS                                  443,137         12.8570      5,691,288             122,126           5,813,414
  TRS                                1,053,465         22.1007     23,276,681             600,198          23,876,879
  UTS                                   97,977         31.1078      3,048,679              74,203           3,122,882
  GGS                                  170,907         13.0217      2,228,288                  --           2,228,288
  GGR                                  312,693         22.2203      6,949,042              55,946           7,004,988
                                                                 ------------        ------------        ------------
                                                                 $105,278,781        $  1,167,518        $106,446,299
                                                                 ------------        ------------        ------------

Regatta Gold-NY Contracts:
  BDS                                   14,630        $10.6791   $    156,259        $         --        $    156,259
  CAS                                1,492,787         19.7625     29,501,220               7,152          29,508,372
  COS                                  530,934         18.5566      9,850,473                  --           9,850,473
  MIT                                2,982,000         18.6244     55,535,149             574,130          56,109,279
  EGS                                1,714,685         23.1680     39,724,071             152,130          39,876,201
  EIS                                   88,109         12.6949      1,118,503                  --           1,118,503
  FCE                                   24,973          6.9035        172,476                  --             172,476
  FCI                                  220,666         14.3192      3,159,702              42,264           3,201,966
  FCG                                  121,359         11.4167      1,385,469              10,055           1,395,524
  GSS                                  610,154         12.5815      7,675,295               9,289           7,684,584
  HYS                                  848,963         11.3643      9,654,968              51,641           9,706,609
  MSS                                  515,612         22.2545     11,474,449              67,264          11,541,713
  MIS                                  703,237         11.6369      8,182,395             167,980           8,350,375
  MMS                                  487,950         11.7167      5,719,053                  --           5,719,053
  NWD                                  168,713         15.8421      2,672,898              43,231           2,716,129
  RES                                2,232,305         18.7162     41,779,949              19,329          41,799,278
  RGS                                  289,277         14.0128      4,063,385              17,540           4,080,925
  SGS                                   11,374          8.5000         96,688                  --              96,688
  TRS                                1,932,406         16.6629     32,185,801             547,276          32,733,077
  UTS                                  709,257         23.1986     16,475,921              83,936          16,559,857
  GAA                                  241,078         13.7738      3,324,749                  --           3,324,749
  GGS                                   76,984         10.6604        821,168                  --             821,168
  GGR                                  489,355         18.9231      9,261,002               7,102           9,268,104
  GTR                                  295,796         14.9900      4,433,964              51,628           4,485,592
  RSS                                   73,754         12.1549        896,416                  --             896,416
  SIS                                   33,990         10.2897        349,750                  --             349,750
                                                                 ------------        ------------        ------------
                                                                 $299,671,173        $  1,851,947        $301,523,120
                                                                 ------------        ------------        ------------
    Net Assets                                                   $404,949,954        $  3,019,465        $407,969,419
                                                                 ============        ============        ============

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENT OF OPERATIONS
-- Year Ended December 31, 2000

                                                   BDS              CAS               COS                 MIT              EGS
                                               Sub-Account       Sub-Account       Sub-Account        Sub-Account      Sub-Account
                                               -----------       -----------       -----------        -----------      -----------
INCOME AND EXPENSES:
  Dividend income and capital gain
   distributions received                      $     1,085      $ 8,562,281        $ 1,035,027        $ 5,939,218      $  4,973,543
  Mortality and expense risk charges                  (800)        (817,517)          (122,930)          (966,779)         (612,435)
  Distribution and administrative
   expense charges                                     (96)         (98,102)           (14,752)          (116,014)          (73,492)
                                               -----------      -----------        -----------        -----------      ------------
      Net investment income (loss)             $       189      $ 7,646,662        $   897,345        $ 4,856,425      $  4,287,616
                                               -----------      -----------        -----------        -----------      ------------

REALIZED AND UNREALIZED GAINS (LOSSES):
  Realized gains (losses) on investment
   transactions:
    Proceeds from sales                        $    67,276      $13,632,574        $ 1,988,637        $15,436,833      $ 11,008,937
    Cost of investments sold                       (67,151)      (9,840,181)        (1,300,887)       (12,915,694)       (5,156,350)
                                               -----------      -----------        -----------        -----------      ------------
      Net realized gains (losses)              $       125      $ 3,792,393        $   687,750        $ 2,521,139      $  5,852,587
                                               -----------      -----------        -----------        -----------      ------------

  Net unrealized appreciation
   (depreciation) on investments:
    End of year                                $     7,033      $(1,395,753)       $   (57,753)       $ 2,477,956      $  3,545,911
    Beginning of year                                   36       18,216,011          2,373,799         10,957,132        24,375,559
                                               -----------      -----------        -----------        -----------      ------------

      Change in unrealized appreciation
       (depreciation)                          $     6,997      $(19,611,764)      $(2,431,552)       $(8,479,176)     $(20,829,648)
                                               -----------      -----------        -----------        -----------      ------------

        Realized and unrealized gains
         (losses)                              $     7,122      $(15,819,371)      $(1,743,802)       $(5,958,037)     $(14,977,061)
                                               -----------      -----------        -----------        -----------      ------------

  INCREASE (DECREASE) IN NET ASSETS FROM
   OPERATIONS                                  $     7,311      $(8,172,709)       $  (846,457)       $(1,101,612)     $(10,689,445)
                                               ===========      ===========        ===========        ===========      ============

                                                   EIS             FCE              FCI              FCG             GSS
                                               Sub-Account     Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                               -----------     -----------      -----------      -----------     -----------
INCOME AND EXPENSES:
  Dividend income and capital gain
   distributions received                      $     3,460     $        24      $   343,495      $    21,826     $   808,722
  Mortality and expense risk charges                (5,294)         (2,585)         (41,241)         (14,317)       (170,569)
  Distribution and administrative
   expense charges                                    (635)           (310)          (4,949)          (1,718)        (20,468)
                                               -----------     -----------      -----------      -----------     -----------
      Net investment income (loss)             $    (2,469)    $    (2,871)     $   297,305      $     5,791     $   617,685
                                               -----------     -----------      -----------      -----------     -----------

REALIZED AND UNREALIZED GAINS (LOSSES):
  Realized gains (losses) on investment
   transactions:
    Proceeds from sales                        $   260,537     $   289,790      $   890,610      $   109,922     $ 5,358,961
    Cost of investments sold                      (233,579)       (245,007)        (745,741)         (91,190)     (5,444,793)
                                               -----------     -----------      -----------      -----------     -----------
      Net realized gains (losses)              $    26,958     $    44,783      $   144,869      $    18,732     $   (85,832)
                                               -----------     -----------      -----------      -----------     -----------
  Net unrealized appreciation
   (depreciation) on investments:
    End of year                                $   111,007     $   (32,552)     $   172,002      $     6,225     $   410,252
    Beginning of year                                1,892          60,846          743,681          139,979        (468,481)
                                               -----------     -----------      -----------      -----------     -----------
      Change in unrealized appreciation
       (depreciation)                          $   109,115     $   (93,398)     $  (571,679)     $  (133,754)    $   878,733
                                               -----------     -----------      -----------      -----------     -----------
        Realized and unrealized gains
         (losses)                              $   136,073     $   (48,615)     $  (426,810)     $  (115,022)    $   792,901
                                               -----------     -----------      -----------      -----------     -----------
  INCREASE (DECREASE) IN NET ASSETS FROM
   OPERATIONS                                  $   133,604     $   (51,486)     $  (129,505)     $  (109,231)    $ 1,410,586
                                               ===========     ===========      ===========      ===========     ===========

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENT OF OPERATIONS
-- Year Ended December 31, 2000 -- continued

                                                HYS               MSS              MIS               MMS                NWD
                                            Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                                            -----------       -----------       -----------       -----------       -----------
INCOME AND EXPENSES:
  Dividend income and capital gain
   distributions received                   $  1,416,461      $  4,725,617      $    261,105      $    751,854      $    127,103
  Mortality and expense risk charges            (182,017)         (305,401)          (83,260)         (160,331)          (26,640)
  Distribution and administrative
   expense charges                               (21,842)          (36,648)           (9,991)          (19,240)           (3,197)
                                            ------------      ------------      ------------      ------------      ------------
      Net investment income (loss)          $  1,212,602      $  4,383,568      $    167,854      $    572,283      $     97,266
                                            ------------      ------------      ------------      ------------      ------------

REALIZED AND UNREALIZED GAINS (LOSSES):
  Realized gains (losses) on investment
   transactions:
    Proceeds from sales                     $  4,322,866      $  5,463,495      $    538,479      $ 31,787,632      $    342,624
    Cost of investments sold                  (4,914,647)       (3,594,209)         (428,088)      (31,787,632)         (208,193)
                                            ------------      ------------      ------------      ------------      ------------
      Net realized gains (losses)           $   (591,781)     $  1,869,286      $    110,391      $         --      $    134,431
                                            ------------      ------------      ------------      ------------      ------------

  Net unrealized appreciation
   (depreciation) on investments:
    End of year                             $ (2,291,930)     $ (1,451,620)     $   (485,979)     $         --      $    (59,121)
    Beginning of year                           (534,885)       11,084,433           576,430                --           330,852
                                            ------------      ------------      ------------      ------------      ------------

      Change in unrealized appreciation
       (depreciation)                       $ (1,757,045)     $(12,536,053)     $ (1,062,409)     $         --      $   (389,973)
                                            ------------      ------------      ------------      ------------      ------------

        Realized and unrealized gains
         (losses)                           $ (2,348,826)     $(10,666,767)     $   (952,018)     $         --      $   (255,542)
                                            ------------      ------------      ------------      ------------      ------------

  INCREASE (DECREASE) IN NET ASSETS FROM
   OPERATIONS                               $ (1,136,224)     $ (6,283,199)     $   (784,164)     $    572,283      $   (158,276)
                                            ============      ============      ============      ============      ============

                                                RES               RGS               SGS              TRS                UTS
                                            Sub-Account       Sub-Account       Sub-Account(a)    Sub-Account       Sub-Account
                                            -----------       -----------       -----------       -----------       -----------
INCOME AND EXPENSES:
  Dividend income and capital gain
   distributions received                   $  4,941,583      $     68,786      $         --      $  5,249,850      $  1,812,433
  Mortality and expense risk charges            (578,979)          (48,914)             (363)         (648,370)         (229,549)
  Distribution and administrative
   expense charges                               (69,478)           (5,870)              (44)          (77,804)          (27,546)
                                            ------------      ------------      ------------      ------------      ------------
      Net investment income (loss)          $  4,293,126      $     14,002      $       (407)     $  4,523,676      $  1,555,338
                                            ------------      ------------      ------------      ------------      ------------

REALIZED AND UNREALIZED GAINS (LOSSES):
  Realized gains (losses) on investment
   transactions:
    Proceeds from sales                     $  5,415,142      $    679,466      $      9,610      $ 13,274,285      $  1,840,875
    Cost of investments sold                  (3,644,887)         (595,910)           (9,616)      (13,933,848)       (1,376,755)
                                            ------------      ------------      ------------      ------------      ------------
      Net realized gains (losses)           $  1,770,255      $     83,556      $         (6)     $   (659,563)     $    464,120
                                            ============      ============      ============      ============      ============

  Net unrealized appreciation
   (depreciation) on investments:
    End of year                             $  3,176,777      $    363,595      $    (11,553)     $  1,988,911      $  2,045,811
    Beginning of year                         11,588,184           389,342                --        (1,590,588)        3,151,974
                                            ------------      ------------      ------------      ------------      ------------

      Change in unrealized appreciation
       (depreciation)                       $ (8,411,407)     $    (25,747)     $    (11,553)        3,579,499      $ (1,106,163)
                                            ------------      ------------      ------------      ------------      ------------

        Realized and unrealized gains
         (losses)                           $ (6,641,152)     $     57,809      $    (11,559)        2,919,936          (642,043)
                                            ------------      ------------      ------------      ------------      ------------

  INCREASE (DECREASE) IN NET ASSETS FROM
   OPERATIONS                               $ (2,348,026)     $     71,811      $    (11,966)     $  7,443,612      $    913,295
                                            ============      ============      ============      ============      ============

(a) For the period January 1, 2000 (commencement of operations) through December 31, 2000.

                        See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENT OF OPERATIONS
 -- Year Ended December 31, 2000 -- continued


                                               GAA           GGS            GGR            GTR            RSS            SIS
                                           Sub-Account   Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                           -----------   -----------    -----------    -----------    -----------    -----------
INCOME AND EXPENSES:
 Dividend income and capital gain
  distributions received ..............   $   190,962    $   143,740    $ 3,050,314    $   339,406    $    35,444    $    10,310
 Mortality and expense risk charges ...       (44,132)       (41,179)      (241,200)       (55,065)        (8,563)        (3,460)
 Distribution and administrative
  expense charges .....................        (5,296)        (4,942)       (28,944)        (6,608)        (1,028)          (415)
                                          -----------    -----------    -----------    -----------    -----------    -----------
     Net investment income (loss) .....   $   141,534    $    97,619    $ 2,780,170    $   277,733    $    25,853    $     6,435
                                          -----------    -----------    -----------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAINS (LOSSES):
  Realized gains (losses) on investment
  transactions:
   Proceeds from sales ................   $   464,553    $ 1,116,156    $ 4,139,345    $   578,929    $   308,321    $     6,267
   Cost of investments sold ...........      (425,337)    (1,311,344)    (2,756,611)      (535,721)      (287,653)        (6,352)
                                          -----------    -----------    -----------    -----------    -----------    -----------
     Net realized gains (losses) ......   $    39,216    $  (195,188)   $ 1,382,734    $    43,208    $    20,668    $       (85)
                                          -----------    -----------    -----------    -----------    -----------    -----------
 Net unrealized appreciation
     (depreciation) on investments:

   End of year ........................   $    69,663    $  (228,467)   $   704,929    $    85,777    $   (46,549)   $     1,390
   Beginning of year ..................       387,442       (311,489)     7,697,264        369,215         60,637          3,024
                                          -----------    -----------    -----------    -----------    -----------    -----------
      Change in unrealized appreciation
      (depreciation) ..................   $  (317,779)   $    83,022    $(6,992,335)   $  (283,438)   $  (107,186)   $    (1,634)
                                          -----------    -----------    -----------    -----------    -----------    -----------
       Realized and unrealized gains
        (losses) ......................   $  (278,563)   $  (112,166)   $(5,609,601)   $  (240,230)   $   (86,518)   $    (1,719)
                                          -----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS ..........................   $  (137,029)   $   (14,547)   $(2,829,431)   $    37,503    $   (60,665)   $     4,716
                                          ===========    ===========    ===========    ===========    ===========    ===========

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

STATEMENTS OF CHANGES IN NET ASSETS


                                                      BDS                         CAS                              COS
                                                  Sub-Account                 Sub-Account                      Sub-Account
                                                  -----------                 -----------                      -----------
                                                   Year Ended                 Year Ended                       Year Ended
                                                  December 31,                December 31,                     December 31,
                                              2000         1999(a)        2000             1999            2000            1999
                                              ----         -------        ----             ----            ----            ----
OPERATIONS:

 Net investment income (loss) .........    $     189     $   (218)    $  7,646,662     $  5,062,542     $   897,345     $    30,887
 Net realized gains (losses) ..........          125         (547)       3,792,393        2,123,016         687,750         121,135
 Net unrealized gains (losses) ........        6,997           36      (19,611,764)       8,929,307      (2,431,552)      2,048,125
                                           ---------     --------     ------------     ------------     -----------     -----------
     Increase (Decrease) in net assets
      from operations .................    $   7,311     $   (729)    $ (8,172,709)    $ 16,114,865     $  (846,457)    $ 2,200,147
                                           ---------     --------     ------------     ------------     -----------     -----------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........    $  55,771     $ 16,159     $  1,737,371     $  3,420,550     $ 1,110,890     $   843,965
   Net transfers between Sub-Accounts
    and Fixed Account .................       70,905        7,594         (832,250)         855,474       1,621,983       2,140,661
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................         (747)          (5)      (5,655,055)      (2,622,533)       (415,708)       (134,822)
                                           ---------     --------     ------------     ------------     -----------     -----------
     Net accumulation activity ........    $ 125,929     $ 23,748     $ (4,749,934)    $  1,653,491     $ 2,317,165     $ 2,849,804
                                           ---------     --------     ------------     ------------     -----------     -----------
 Annuitization Activity:
   Annuitizations .....................    $      --     $     --     $      9,269     $         --     $        --     $        --
   Annuity payments and account fees ..           --           --          (37,966)         (34,018)             --              --
   Adjustments to annuity reserve .....           --           --            2,787           (3,331)             --              --
                                           ---------     --------     ------------     ------------     -----------     -----------
     Net annuitization activity .......    $      --     $     --     $    (25,910)    $    (37,349)    $        --     $        --
                                           ---------     --------     ------------     ------------     -----------     -----------
 Increase (Decrease) in net assets
  from contract owner transactions ....    $ 125,929     $ 23,748     $ (4,775,844)    $  1,616,142     $ 2,317,165     $ 2,849,804
                                           ---------     --------     ------------     ------------     -----------     -----------
   Increase (Decrease) in net assets ..    $ 133,240     $ 23,019     $(12,948,553)    $ 17,731,007     $ 1,470,708     $ 5,049,951

NET ASSETS:
 Beginning of year ....................       23,019           --       68,655,262       50,924,255       8,379,765       3,329,814
                                           ---------     --------     ------------     ------------     -----------     -----------
 End of year ..........................    $ 156,259     $ 23,019     $ 55,706,709     $ 68,655,262     $ 9,850,473     $ 8,379,765
                                           =========     ========     ============     ============     ===========     ===========

(a) For the period May 27, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                       MIT                            EGS                             EIS
                                                   Sub-Account                     Sub-Account                    Sub-Account
                                                   -----------                     -----------                    -----------
                                                   Year Ended                      Year Ended                     Year Ended
                                                   December 31,                    December 31,                   December 31,
                                               2000            1999            2000            1999           2000         1999(b)
                                               ----            ----            ----            ----           ----         -------
OPERATIONS:

 Net investment income (loss) .........   $  4,856,425    $  4,890,263    $  4,287,616    $     18,486    $    (2,469)   $  (1,118)
 Net realized gains (losses) ..........      2,521,139       2,460,538       5,852,587       1,609,849         26,958          (25)
 Net unrealized gains (losses) ........     (8,479,176)     (3,031,771)    (20,829,648)     18,929,458        109,115        1,892
                                          ------------    ------------    ------------    ------------    -----------    ---------
     Increase (Decrease) in net
      assets from operations ..........   $ (1,101,612)   $  4,319,030    $(10,689,445)   $ 20,557,793    $   133,604    $     749
                                          ------------    ------------    ------------    ------------    -----------    ---------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........   $  2,457,740    $  6,834,904    $  2,147,374    $  2,616,690    $   414,597    $ 151,100
   Net transfers between Sub-
    Accounts and Fixed Account ........     (4,016,269)      2,960,318       6,121,903       1,809,663        353,992       83,765
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................     (6,259,219)     (3,220,067)     (6,500,909)     (1,197,519)       (19,002)        (302)
                                          ------------    ------------    ------------    ------------    -----------    ---------
     Net accumulation activity ........   $ (7,817,748)   $  6,575,155    $  1,768,368    $  3,228,834    $   749,587    $ 234,563
                                          ------------    ------------    ------------    ------------    -----------    ---------
 Annuitization Activity:
   Annuitizations .....................   $     67,579    $    304,547    $     52,612    $    157,333    $        --    $      --
   Annuity payments and
    account fees ......................        (79,741)        (45,178)        (18,916)           (391)            --           --
   Adjustments to annuity reserve .....         (7,282)         (5,651)         (3,224)            560             --           --
                                          ------------    ------------    ------------    ------------    -----------    ---------
     Net annuitization activity .......   $    (19,444)   $    253,718    $     30,472    $    157,502    $        --    $      --
                                          ------------    ------------    ------------    ------------    -----------    ---------
 Increase (Decrease) in net assets
  from contract owner transactions ....   $ (7,837,192)   $  6,828,873    $  1,798,840    $  3,386,336    $   749,587    $ 234,563
                                          ------------    ------------    ------------    ------------    -----------    ---------
   Increase (Decrease) in net assets ..   $ (8,938,804)   $ 11,147,903    $ (8,890,605)   $ 23,944,129    $   883,191    $ 235,312
NET ASSETS:
 Beginning of year ....................     84,029,113      72,881,210      48,766,806      24,822,677        235,312           --
                                          ------------    ------------    ------------    ------------    -----------    ---------
 End of year ..........................   $ 75,090,309    $ 84,029,113    $ 39,876,201    $ 48,766,806    $ 1,118,503    $ 235,312
                                          ============    ============    ============    ============    ===========    =========

(b) For the period May 7, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                     FCE                           FCI                           FCG
                                                 Sub-Account                   Sub-Account                    Sub-Account
                                                 -----------                   -----------                    -----------
                                                  Year Ended                    Year Ended                    Year Ended
                                                 December 31,                   December 31,                  December 31,
                                              2000          1999            2000           1999            2000          1999
                                              ----          ----            ----           ----            ----          ----
OPERATIONS:

 Net investment income (loss) .........    $  (2,871)    $  (2,671)    $   297,305     $    55,391     $     5,791     $  (3,998)
 Net realized gains (losses) ..........       44,783        (9,723)        144,869         136,713          18,732         1,750
 Net unrealized gains (losses) ........      (93,398)       87,017        (571,679)        298,397        (133,754)      160,416
                                           ---------     ---------     -----------     -----------     -----------     ---------
     Increase (Decrease) in net assets

      from operations .................    $ (51,486)    $  74,623     $  (129,505)    $   490,501     $  (109,231)    $ 158,168
                                           ---------     ---------     -----------     -----------     -----------     ---------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........    $  11,854     $  22,461     $   152,805     $    87,199     $   415,386     $  71,687
   Net transfers between Sub-Accounts
    and Fixed Account .................      (11,130)       28,083         (72,736)       (346,722)        449,919        86,593
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................      (37,664)       (4,298)       (404,064)        (72,236)        (49,375)      (29,465)
                                           ---------     ---------     -----------     -----------     -----------     ---------
     Net accumulation activity ........    $ (36,940)    $  46,246     $  (323,995)    $  (331,759)    $   815,930     $ 128,815
                                           ---------     ---------     -----------     -----------     -----------     ---------
 Annuitization Activity:
   Annuitizations .....................    $      --     $      --     $        --     $        --     $        --     $   8,601
   Annuity payments and account fees ..           --            --          (3,612)             --            (733)         (365)
   Adjustments to annuity reserve .....           --            --             232              --            (102)          470
                                           ---------     ---------     -----------     -----------     -----------     ---------
     Net annuitization activity .......    $      --     $      --     $    (3,380)    $        --     $      (835)    $   8,706
                                           ---------     ---------     -----------     -----------     -----------     ---------
 Increase (Decrease) in net assets from
  contract owner
  transactions ........................    $ (36,940)    $  46,246     $  (327,375)    $  (331,759)    $   815,095     $ 137,521
                                           ---------     ---------     -----------     -----------     -----------     ---------
   Increase (Decrease) in net assets ..    $ (88,426)    $ 120,869     $  (456,880)    $   158,742     $   705,864     $ 295,689
NET ASSETS:
 Beginning of year ....................      260,902       140,033       3,658,846       3,500,104         689,660       393,971
                                           ---------     ---------     -----------     -----------     -----------     ---------
 End of year ..........................    $ 172,476     $ 260,902     $ 3,201,966     $ 3,658,846     $ 1,395,524     $ 689,660
                                           =========     =========     ===========     ===========     ===========     =========

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                     GSS                          HYS                          MSS
                                                  Sub-Account                  Sub-Account                   Sub-Account
                                                  -----------                  -----------                   -----------
                                                  Year Ended                    Year Ended                   Year Ended
                                                  December 31,                  December 31,                 December 31,
                                              2000           1999           2000           1999          2000           1999
                                              ----           ----           ----           ----          ----           ----
OPERATIONS:

 Net investment income (loss) .........  $    617,685   $    509,121   $  1,212,602   $  1,052,468   $  4,383,568   $   (206,735)
 Net realized gains (losses) ..........       (85,832)       (19,388)      (591,781)       (85,942)     1,869,286        463,826
 Net unrealized gains (losses) ........       878,733       (948,831)    (1,757,045)      (159,996)   (12,536,053)    10,581,213
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Increase (Decrease) in net assets

      from operations .................  $  1,410,586   $   (459,098)  $ (1,136,224)  $    806,530   $ (6,283,199)  $ 10,838,304
                                         ------------   ------------   ------------   ------------   ------------   ------------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........  $    162,306   $    396,896   $    628,744   $    897,338   $    851,479   $    693,821
   Net transfers between Sub-Accounts
    and Fixed Account .................     1,562,711      2,214,722     (1,535,024)       757,430      1,812,759      1,306,321
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................    (1,769,778)      (663,475)    (1,611,549)      (830,606)    (1,457,773)      (553,762)
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Net accumulation activity ........  $    (44,761)  $  1,948,143   $ (2,517,829)  $    824,162   $  1,206,465   $  1,446,380
                                         ------------   ------------   ------------   ------------   ------------   ------------
 Annuitization Activity:
   Annuitizations .....................  $         --   $     80,761   $         --   $     49,893   $         --   $         --
   Annuity payments and account fees ..        (5,951)        (1,683)       (17,106)       (32,097)       (11,299)        (7,635)
   Adjustments to annuity reserve .....        (1,159)        (1,719)        (3,948)        11,303         (1,897)           (48)
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Net annuitization activity .......  $     (7,110)  $     77,359   $    (21,054)  $     29,099   $    (13,196)  $     (7,683)
                                         ------------   ------------   ------------   ------------   ------------   ------------
 Increase (Decrease) in net assets from
  contract owner
  transactions ........................  $    (51,871)  $  2,025,502   $ (2,538,883)  $    853,261   $  1,193,269   $  1,438,697
                                         ------------   ------------   ------------   ------------   ------------   ------------
   Increase (Decrease) in net assets ..  $  1,358,715   $  1,566,404   $ (3,675,107)  $  1,659,791   $ (5,089,930)  $ 12,277,001
NET ASSETS:
 Beginning of year ....................    14,158,289     12,591,885     16,416,340     14,756,549     24,985,080     12,708,079
                                         ------------   ------------   ------------   ------------   ------------   ------------
 End of year ..........................  $ 15,517,004   $ 14,158,289   $ 12,741,233   $ 16,416,340   $ 19,895,150   $ 24,985,080
                                         ============   ============   ============   ============   ============   ============

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                    MIS                          MMS                            NWD
                                                Sub-Account                   Sub-Account                    Sub-Account
                                                -----------                   -----------                    -----------
                                                Year Ended                    Year Ended                     Year Ended
                                                December 31,                  December 31,                   December 31,
                                           2000            1999(c)        2000           1999           2000            1999(c)
                                           ----            -------        ----           ----           ----            -------
OPERATIONS:

 Net investment income (loss) .......  $   167,854      $    (9,041)  $    572,283   $    449,101   $    97,266      $    (2,495)
 Net realized gains (losses) ........      110,391           42,562             --             --       134,431            4,180
 Net unrealized gains (losses) ......   (1,062,409)         576,430             --             --      (389,973)         330,852
                                       -----------      -----------   ------------   ------------   -----------      -----------
     Increase (Decrease) in net

      assets from operations ........  $  (784,164)     $   609,951   $    572,283   $    449,101   $  (158,276)     $   332,537
                                       -----------      -----------   ------------   ------------   -----------      -----------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .......  $ 1,931,389      $ 1,545,594   $  2,779,898   $  4,578,279   $   518,669      $    97,352
   Net transfers between Sub-Accounts
    and Fixed Account ...............    3,753,981        1,456,383        666,976     (5,081,749)    1,285,427          686,241
   Withdrawals, surrenders,
    annuitizations and contract
    charges .........................     (195,760)        (150,410)    (6,918,180)    (1,932,080)      (94,291)             (22)
                                       -----------      -----------   ------------   ------------   -----------      -----------
     Net accumulation activity ......  $ 5,489,610      $ 2,851,567   $ (3,471,306)  $ (2,435,550)  $ 1,709,805      $   783,571
                                       -----------      -----------   ------------   ------------   -----------      -----------
 Annuitization Activity:
   Annuitizations ...................  $    61,495      $   144,646   $         --   $    142,142   $    51,873      $        --
   Annuity payments and account fees       (18,828)              --        (15,819)       (13,200)       (1,656)              --
   Adjustments to annuity reserve ...       (3,836)             (66)          (853)        (2,910)       (1,725)              --
                                       -----------      -----------   ------------   ------------   -----------      -----------
     Net annuitization activity .....  $    38,831      $   144,580   $    (16,672)  $    126,032   $    48,492      $        --
                                       -----------      -----------   ------------   ------------   -----------      -----------
 Increase (Decrease) in net assets

  from contract owner transactions ..  $ 5,528,441      $ 2,996,147   $ (3,487,978)  $ (2,309,518)  $ 1,758,297      $   783,571
                                       -----------      -----------   ------------   ------------   -----------      -----------
 Increase (Decrease) in net assets ..  $ 4,744,277      $ 3,606,098   $ (2,915,695)  $ (1,860,417)  $ 1,600,021      $ 1,116,108
NET ASSETS:
 Beginning of year ..................    3,606,098               --     14,448,162     16,308,579     1,116,108               --
                                       -----------      -----------   ------------   ------------   -----------      -----------
 End of year ........................  $ 8,350,375      $ 3,606,098   $ 11,532,467   $ 14,448,162   $ 2,716,129      $ 1,116,108
                                       ===========      ===========   ============   ============   ===========      ===========

(c) For the period April 26, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                            RES                                 RGS                         SGS
                                                        Sub-Account                          Sub-Account                Sub-Account
                                                        -----------                          -----------                -----------
                                                        Year Ended                           Year Ended                  Year Ended
                                                        December 31,                         December 31,               December 31,
                                                  2000               1999              2000              1999              2000(d)
                                                  ----               ----              ----              ----              -------
OPERATIONS:

 Net investment income (loss) .........      $  4,293,126       $    821,260       $    14,002       $   (40,465)        $    (407)
 Net realized gains (losses) ..........         1,770,255          1,471,067            83,556           206,592                (6)
 Net unrealized gains (losses) ........        (8,411,407)         6,195,085           (25,747)           48,849           (11,553)
                                             ------------       ------------       -----------       -----------         ---------
     Increase (Decrease) in net assets
      from operations .................      $ (2,348,026)      $  8,487,412       $    71,811       $   214,976         $ (11,966)
                                             ------------       ------------       -----------       -----------         ---------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........      $  1,192,055       $  2,291,829       $   280,491       $   609,314         $  88,979
   Net transfers between Sub-Accounts
    and Fixed Account .................           642,900           (693,664)          (19,918)          344,254            20,004
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................        (3,640,209)        (1,817,915)         (181,082)         (143,333)             (329)
                                             ------------       ------------       -----------       -----------         ---------
     Net accumulation activity ........      $ (1,805,254)      $   (219,750)      $    79,491       $   810,235         $ 108,654
                                             ------------       ------------       -----------       -----------         ---------
 Annuitization Activity:
   Annuitizations .....................      $         --       $     17,754       $        --       $    17,630         $      --
   Annuity payments and account fees ..            (1,455)              (722)           (1,193)             (690)               --
   Adjustments to annuity reserve .....              (158)               855               (88)              721                --
                                             ------------       ------------       -----------       -----------         ---------
     Net annuitization activity .......      $     (1,613)      $     17,887       $    (1,281)      $    17,661         $      --
                                             ------------       ------------       -----------       -----------         ---------
 Increase (Decrease) in net assets from
  contract owner transactions .........      $ (1,806,867)      $   (201,863)      $    78,210       $   827,896         $ 108,654
                                             ------------       ------------       -----------       -----------         ---------
   Increase (Decrease) in net assets ..      $ (4,154,893)      $  8,285,549       $   150,021       $ 1,042,872         $  96,688
NET ASSETS:
 Beginning of year ....................        45,954,171         37,668,622         3,930,904         2,888,032                --
                                             ------------       ------------       -----------       -----------         ---------
 End of year ..........................      $ 41,799,278       $ 45,954,171       $ 4,080,925       $ 3,930,904         $  96,688
                                             ============       ============       ===========       ===========         =========

(d) For the period January 1, 2000 (commencement of operations) through December 31, 2000.

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                       TRS                            UTS                           GAA
                                                   Sub-Account                    Sub-Account                    Sub-Account
                                                   -----------                    -----------                    -----------
                                                   Year Ended                     Year Ended                     Year Ended
                                                  December 31,                    December 31,                   December 31,
                                             2000             1999            2000            1999           2000           1999
                                             ----             ----            ----            ----           ----           ----
OPERATIONS:

 Net investment income (loss) .........  $  4,523,676    $  7,746,171    $  1,555,338    $  1,237,438    $   141,534    $   135,245
 Net realized gains (losses) ..........      (659,563)       (181,703)        464,120         291,350         39,216          7,500
 Net unrealized gains (losses) ........     3,579,499      (6,794,002)     (1,106,163)      2,126,467       (317,779)       399,246
                                         ------------    ------------    ------------    ------------    -----------    -----------
     Increase (Decrease) in net
      assets from operations ..........  $  7,443,612    $    770,466    $    913,295    $  3,655,255    $  (137,029)   $   541,991
                                         ------------    ------------    ------------    ------------    -----------    -----------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........  $    882,479    $  2,858,711    $  1,156,952    $  1,363,693    $    64,381    $   129,985
   Net transfers between Sub-Accounts
    and Fixed Account .................    (2,379,578)         74,433       1,819,300       1,025,946        (33,977)      (122,538)
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................    (5,581,400)     (4,105,250)       (768,424)       (619,970)      (287,058)      (110,545)
                                         ------------    ------------    ------------    ------------    -----------    -----------
     Net accumulation activity ........  $ (7,078,499)   $ (1,172,106)   $  2,207,828    $  1,769,669    $  (256,654)   $  (103,098)
                                         ------------    ------------    ------------    ------------    -----------    -----------
 Annuitization Activity:
   Annuitizations .....................  $         --    $    176,608    $         --    $    152,945    $        --    $        --
   Annuity payments and account fees ..      (141,943)       (130,587)        (20,625)         (4,046)            --             --
   Adjustments to annuity reserve .....       (27,400)          2,654          (2,241)         (2,035)            --             --
                                         ------------    ------------    ------------    ------------    -----------    -----------
     Net annuitization activity .......  $   (169,343)   $     48,675    $    (22,866)   $    146,864    $        --    $        --
                                         ------------    ------------    ------------    ------------    -----------    -----------
 Increase (Decrease) in net assets
  from contract owner transactions ....  $ (7,247,842)   $ (1,123,431)   $  2,184,962    $  1,916,533    $  (256,654)   $  (103,098)
                                         ------------    ------------    ------------    ------------    -----------    -----------
   Increase (Decrease) in net assets ..  $    195,770    $   (352,965)   $  3,098,257    $  5,571,788    $  (393,683)   $   438,893
NET ASSETS:
 Beginning of year ....................    56,414,186      56,767,151      16,584,482      11,012,694      3,718,432      3,279,539
                                         ------------    ------------    ------------    ------------    -----------    -----------
 End of year ..........................  $ 56,609,956    $ 56,414,186    $ 19,682,739    $ 16,584,482    $ 3,324,749    $ 3,718,432
                                         ============    ============    ============    ============    ===========    ===========

                       See notes to financial statements
                                                                              13

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                      GGS                           GGR                            GTR
                                                  Sub-Account                    Sub-Account                    Sub-Account
                                                  -----------                    -----------                    -----------
                                                  Year Ended                     Year Ended                     Year Ended
                                                  December 31,                   December 31,                   December 31,
                                              2000           1999            2000            1999           2000           1999
                                              ----           ----            ----            ----           ----           ----
OPERATIONS:

 Net investment income (loss) .........   $    97,619    $   460,756    $  2,780,170    $    303,340    $   277,733    $   299,879
 Net realized gains (losses) ..........      (195,188)      (122,695)      1,382,734         452,605         43,208        100,881
 Net unrealized gains (losses) ........        83,022       (633,342)     (6,992,335)      6,692,595       (283,438)       (86,257)
                                          -----------    -----------    ------------    ------------    -----------    -----------
     Increase (Decrease) in net assets
      from operations .................   $   (14,547)   $  (295,281)   $ (2,829,431)   $  7,448,540    $    37,503    $   314,503
                                          -----------    -----------    ------------    ------------    -----------    -----------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........   $    27,277    $    65,900    $    555,038    $    480,062    $   106,550    $   206,272
   Net transfers between Sub-Accounts
    and Fixed Account .................      (128,828)      (246,018)       (195,060)      1,749,618       (172,879)      (375,311)
   Withdrawals, surrenders,
     annuitizations and contract
     charges ..........................      (221,863)      (223,096)     (1,066,047)       (448,581)      (147,196)      (170,240)
                                          -----------    -----------    ------------    ------------    -----------    -----------
     Net accumulation activity ........   $  (323,414)   $  (403,214)   $   (706,069)   $  1,781,099    $  (213,525)   $  (339,279)
                                          -----------    -----------    ------------    ------------    -----------    -----------
 Annuitization Activity:
   Annuitizations .....................   $        --    $        --    $      9,592    $     50,832    $        --    $        --
   Annuity payments and account fees ..            --         (1,638)         (5,494)         (1,021)        (7,012)        (6,721)
   Adjustments to annuity reserve .....            (4)            16            (752)         (2,143)        (1,055)           606
                                          -----------    -----------    ------------    ------------    -----------    -----------
     Net annuitization activity .......   $        (4)   $    (1,622)   $      3,346    $     47,668    $    (8,067)   $    (6,115)
                                          -----------    -----------    ------------    ------------    -----------    -----------
 Increase (Decrease) in net assets from
  contract owner transactions .........   $  (323,418)   $  (404,836)   $   (702,723)   $  1,828,767    $  (221,592)   $  (345,394)
                                          -----------    -----------    ------------    ------------    -----------    -----------
      Increase (Decrease) in net
      assets ..........................   $  (337,965)   $  (700,117)   $ (3,532,154)   $  9,277,307    $  (184,089)   $   (30,891)
NET ASSETS:
 Beginning of year ....................     3,387,421      4,087,538      19,805,246      10,527,939      4,669,681      4,700,572
                                          -----------    -----------    ------------    ------------    -----------    -----------
 End of year ..........................   $ 3,049,456    $ 3,387,421    $ 16,273,092    $ 19,805,246    $ 4,485,592    $ 4,669,681
                                          ===========    ===========    ============    ============    ===========    ===========

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C


                                                          RSS                               SIS
                                                      Sub-Account                       Sub-Account
                                                      -----------                       -----------
                                                      Year Ended                        Year Ended
                                                      December 31,                      December 31,
                                                2000              1999(e)          2000              1999(f)
                                                ----              -------          ----              -------
OPERATIONS:

 Net investment income (loss) .........      $  25,853          $    (716)      $   6,435          $    (657)
 Net realized gains (losses) ..........         20,668                840             (85)                 3
 Net unrealized gains (losses) ........       (107,186)            60,637          (1,634)             3,024
                                             ---------          ---------       ---------          ---------
     Increase (Decrease) in net assets
     from operations ..................      $ (60,665)         $  60,761       $   4,716          $   2,370
                                             ---------          ---------       ---------          ---------
CONTRACT OWNER TRANSACTIONS:
 Accumulation Activity:
   Purchase payments received .........      $ 257,444          $  45,451       $  25,314          $ 240,741
   Net transfers between Sub-Accounts
    and Fixed Account .................        405,633            205,489          79,040                 --
   Withdrawals, surrenders,
    annuitizations and contract
    charges ...........................        (16,077)            (1,620)         (2,431)                --
                                             ---------          ---------       ---------          ---------
     Net accumulation activity ........      $ 647,000          $ 249,320       $ 101,923          $ 240,741
                                             ---------          ---------       ---------          ---------
 Annuitization Activity:
   Annuitizations .....................      $      --          $      --       $      --          $      --
   Annuity payments and account fees ..             --                 --              --                 --
   Adjustments to annuity reserve .....             --                 --              --                 --
                                             ---------          ---------       ---------          ---------
     Net annuitization activity .......      $      --          $      --       $      --          $      --
                                             ---------          ---------       ---------          ---------
 Increase (Decrease) in net assets from
  contract owner
  transactions ........................      $ 647,000          $ 249,320       $ 101,923          $ 240,741
                                             ---------          ---------       ---------          ---------
   Increase (Decrease) in net assets ..      $ 586,335          $ 310,081       $ 106,639          $ 243,111
NET ASSETS:
 Beginning of year ....................        310,081                 --         243,111                 --
                                             ---------          ---------       ---------          ---------
 End of year ..........................      $ 896,416          $ 310,081       $ 349,750          $ 243,111
                                             =========          =========       =========          =========

(e) For the period August 2, 1999 (commencement of operations) through December 31, 1999.

(f) For the period September 10, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

Sun Life (N.Y.) Variable Account C (the "Variable Account"), a separate account of Sun Life Insurance and Annuity Company of New York, the ("Sponsor") (a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.)), was established on October 18, 1985 as a funding vehicle for the variable portion of certain individual combination fixed/variable annuity contracts. Sale of the Regatta-NY and Regatta Gold-NY contracts commenced on April 1, 1993 and August 1, 1996, respectively. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a specific series of MFS/Sun Life Series Trust (the "Series Trust") as selected by contract owners. The Series Trust is an open-end management investment company registered under the Investment Company Act of 1940. Massachusetts Financial Services Company ("MFS"), an affiliate of Sun Life Assurance Company of Canada (U.S.), is the investment adviser to the Series Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATIONS

Investments in shares of the Series Trust are recorded at their net asset value. Realized gains and losses on sales of shares of the Series Trust are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Series Trust shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FEDERAL INCOME TAX STATUS

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable, and therefore, no provision has been made for federal income taxes.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(3) CONTRACT CHARGES

A mortality and expense risk charge based on the value of the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. These deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25%.

Each year on the contract anniversary, an account administration fee ("Account Fee") of $30 is deducted from each contract's accumulation account. After the annuity commencement date the Account Fee is deducted pro rata from each variable annuity payment made during the year. In addition, a deduction is made from the Variable Account at the end of each valuation period (during both the accumulation period and after annuity payments begin) at an effective annual rate of 0.15% of the daily net assets of the Variable Account. These charges are paid to the Sponsor to reimburse it for administrative expenses which exceed the revenues received from the Account Fee.

The Sponsor does not deduct a sales charge from the purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 6% of certain amounts withdrawn, when applicable, will be deducted to cover certain expenses relating to the sale of the contracts. In no event shall the aggregate withdrawal charges assessed exceed 9% of the purchase payment made under a Regatta-NY contract or 6% of the aggregate purchase payments made under a Regatta Gold-NY contract.

(4) ANNUITY RESERVES

Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of 4% for Regatta-NY contracts and 3% for Regatta Gold-NY contracts. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(5) UNITS ACTIVITY FROM CONTRACT OWNER TRANSACTIONS


                                                                  Units Transferred
                                                                      Between           Units Withdrawn,
                           Units Outstanding                        Sub-Accounts        Surrendered and        Units Outstanding
                           Beginning of Year   Units Purchased    and Fixed Account       Annuitized              End of Year
                           -----------------   ---------------    -----------------       ----------              -----------
                             Year Ended          Year Ended          Year Ended            Year Ended            Year Ended
                             December 31,        December 31,        December 31,          December 31,          December 31,
                            2000      1999      2000      1999     2000       1999       2000       1999       2000       1999
                            ----      ----      ----      ----     ----       ----       ----       ----       ----       ----
MFS REGATTA CONTRACTS:
CAS Sub-Account           952,236  1,030,044      577       61    11,475    (26,735)   (85,980)   (51,134)    878,308    952,236
MIT Sub-Account           751,259    759,522    1,183       --    (1,595)    21,064    (66,432)   (29,327)    684,415    751,259
GSS Sub-Account           602,006    516,775       --       --    18,991    120,671    (77,856)   (35,440)    543,141    602,006
HYS Sub-Account           258,754    299,433       --       --   (19,233)   (15,972)   (29,767)   (24,707)    209,754    258,754
MSS Sub-Account           281,981    294,045      356       --     4,948       (215)   (18,884)   (11,849)    268,401    281,981
MMS Sub-Account           471,149    529,219    9,895       --   243,615     42,161   (281,522)  (100,231)    443,137    471,149
TRS Sub-Account         1,226,124  1,320,198    2,143       88   (11,779)    (9,988)  (163,023)   (84,174)  1,053,465  1,226,124
UTS Sub-Account            95,916     88,196       --       --     7,895     11,209     (5,834)    (3,489)     97,977     95,916
GGS Sub-Account           186,528    219,014       --       --      (304)   (20,497)   (15,317)   (11,989)    170,907    186,528
GGR Sub-Account           326,782    327,055       --       --      (125)    11,581    (13,964)   (11,854)    312,693    326,782

MFS REGATTA
GOLD CONTRACTS:

BDS Sub-Account(a)          2,344         --    5,576    1,642     6,783        702        (73)        --      14,630      2,344
CAS Sub-Account         1,596,747  1,387,198   76,764  188,906   (61,228)    85,637   (119,496)   (64,994)  1,492,787  1,596,747
COS Sub-Account           423,782    245,193   52,818   53,060    74,369    134,413    (20,035)    (8,884)    530,934    423,782
MIT Sub-Account         3,305,098  2,936,804  130,426  378,202  (219,418)   124,941   (234,106)  (134,849)  2,982,000  3,305,098
EGS Sub-Account         1,674,168  1,482,470   75,225  140,252   204,375    110,205   (239,083)   (58,759)  1,714,685  1,674,168
EIS Sub-Account(b)         23,813         --   34,635   15,360    32,161      8,484     (2,500)       (31)     88,109     23,813
FCE Sub-Account            28,793     23,240    1,687    2,946      (883)     3,183     (4,624)      (576)     24,973     28,793
FCI Sub-Account           246,036    272,201   10,637    6,646    (8,723)   (27,235)   (27,284)    (5,576)    220,666    246,036
FCG Sub-Account            53,996     41,872   34,134    7,232    37,270      8,088     (4,041)    (3,196)    121,359     53,996
GSS Sub-Account           553,951    483,528   13,737   34,691   101,518     53,163    (59,052)   (17,431)    610,154    553,951
HYS Sub-Account           988,547    869,291   51,222   73,815   (95,367)    82,266    (95,439)   (36,825)    848,963    988,547
MSS Sub-Account           478,856    401,019   31,032   37,591    35,992     53,417    (30,268)   (13,171)    515,612    478,856
MIS Sub-Account(c)        275,481         --  150,004  149,516   292,715    138,031    (14,963)   (12,066)    703,237    275,481
MMS Sub-Account           760,178    921,204  231,802  424,895  (209,680)  (511,872)  (294,350)   (74,049)    487,950    760,178
NWD Sub-Account(c)         69,746         --   30,714    8,312    73,647     61,436     (5,394)        (2)    168,713     69,746
RES Sub-Account         2,320,814  2,330,245   58,618  136,515    29,806    (38,961)  (176,933)  (106,985)  2,232,305  2,320,814
RGS Sub-Account           283,227    222,849   20,875   45,362    (1,220)    26,016    (13,605)   (11,000)    289,277    283,227
SGS Sub-Account(d)             --         --    9,441       --     1,971         --        (38)        --      11,374         --
TRS Sub-Account         2,196,447  2,154,305   57,394  198,169  (171,004)    15,680   (150,431)  (171,707)  1,932,406  2,196,447
UTS Sub-Account           616,993    529,135   50,212   74,691    67,328     42,317    (25,276)   (29,150)    709,257    616,993
GAA Sub-Account           259,810    267,873    4,419   10,414    (2,637)    (9,790)   (20,514)    (8,687)    241,078    259,810
GGS Sub-Account            89,314     90,226    2,689    6,166   (12,252)    (1,143)    (2,767)    (5,935)     76,984     89,314
GGR Sub-Account           509,687    402,319   26,533   30,765   (12,122)    91,578    (34,743)   (14,975)    489,355    509,687
GTR Sub-Account           310,409    334,013    7,318   14,856   (11,925)   (26,106)   (10,006)   (12,354)    295,796    310,409
RSS Sub-Account(e)         23,159         --   19,745    4,409    32,104     18,889     (1,254)      (139)     73,754     23,159
SIS Sub-Account(f)         23,978         --    2,490   23,978     7,761         --       (239)        --      33,990     23,978

(a) For the period May 27, 1999 (commencement of operations) through December 31, 1999.

(b) For the period May 7, 1999 (commencement of operations) through December 31, 1999.

(c) For the period April 26, 1999 (commencement of operations) through December 31, 1999.

(d) For the period January 1, 2000 (commencement of operations) through December 31, 2000.

(e) For the period August 2, 1999 (commencement of operations) through December 31, 1999.

(f) For the period September 10, 1999 (commencement of operations) through December 31, 1999.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(6) INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-account for the year ended December 31, 2000:


                                                               Purchases          Sales

                                                               ---------          -----
Bond Series.................................................  $   193,394      $    67,276
Capital Appreciation Series.................................   16,500,606       13,632,574
Capital Opportunities Series................................    5,203,147        1,988,637
Massachusetts Investors Trust Series........................   12,463,347       15,436,833
Emerging Growth Series......................................   17,098,617       11,008,937
Equity Income Series........................................    1,007,655          260,537
Foreign & Colonial Emerging Markets Equity Series...........      249,979          289,790
International Growth and Income Series......................      860,308          890,610
International Growth Series.................................      930,910          109,922
Government Securities Series................................    5,925,934        5,358,961
High Yield Series...........................................    3,000,534        4,322,866
Managed Sectors Series......................................   11,042,229        5,463,495
Massachusetts Investors Growth Stock Series.................    6,238,610          538,479
Money Market Series.........................................   28,872,790       31,787,632
New Discovery Series........................................    2,199,912          342,624
Research Equity Series......................................    7,901,559        5,415,142
Research Growth and Income Series...........................      771,766          679,466
Strategic Growth Series.....................................      117,857            9,610
Total Return Series.........................................   10,577,519       13,274,285
Utilities Series............................................    5,583,416        1,840,875
Global Asset Allocation Series..............................      349,433          464,553
Global Governments Series...................................      890,665        1,116,156
Global Growth Series........................................    6,217,240        4,139,345
Global Total Return Series..................................      636,124          578,929
Research International Series...............................      981,174          308,321
Strategic Income Series.....................................      114,625            6,267

INDEPENDENT AUDITORS' REPORT

To the Contract Owners in Sun Life (N.Y.) Variable Account C and the Board of Directors of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying statement of condition of Bond Sub-Account, Capital Appreciation Sub-Account, Capital Opportunities Sub-Account, Massachusetts Investors Trust Sub-Account, Emerging Growth Sub-Account, Equity Income Sub-Account, Foreign & Colonial Emerging Markets Equity Sub-Account, International Growth and Income Sub-Account, International Growth Sub-Account, Government Securities Sub-Account, High Yield Sub-Account, Managed Sectors Sub-Account, Massachusetts Investors Growth Stock Sub-Account, Money Market Sub-Account, New Discovery Sub-Account, Research Equity Sub-Account, Research Growth and Income Sub-Account, Strategic Growth Sub-Account, Total Return Sub-Account, Utilities Sub-Account, Global Asset Allocation Sub-Account, Global Governments Sub-Account, Global Growth Sub-Account, Global Total Return Sub-Account, Research International Sub-Account, and Strategic Income Sub-Account of Sun Life (N.Y.) Variable Account C (the "Sub-Accounts") as of December 31, 2000, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2000 and the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 9, 2001

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                              STATEMENTS OF INCOME
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998


                                                              2000            1999           1998
                                                              ----            ----           ----
Revenues

  Premiums and annuity considerations                      $ 17,810         $17,849        $16,225
  Net investment income                                      11,821          11,906         14,029
  Net realized investment gains (losses)                     (3,079)            497          1,368
  Fee and other income                                        9,753           8,387          7,434
                                                           --------         -------        -------

Total revenues                                               36,305          38,639         39,056
                                                           --------         -------        -------
Benefits and Expenses

  Policyowner benefits                                       19,381          20,153         20,023
  Other operating expenses                                    8,383           9,181          7,473
  Amortization of deferred policy acquisition costs           5,844           2,670          3,234
                                                           --------         -------        -------

Total benefits and expenses                                  33,608          32,004         30,730
                                                           --------         -------        -------

Income before income tax expense                              2,697           6,635          8,326

Income tax expense                                              958           2,180          2,723
                                                           --------         -------        -------

Net Income                                                 $  1,739         $ 4,455        $ 5,603
                                                           ========         =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                                 BALANCE SHEETS
                       (in thousands except per share data)

                           December 31, 2000 and 1999



                                     ASSETS                                     2000            1999
                                                                                ----            ----
Investments

  Available-for-sale fixed maturities at fair value (amortized cost of
  $110,526 and $122,747 in 2000 and 1999, respectively)                       $110,843        $ 119,940
  Mortgage loans                                                                26,876           26,244
  Policy loans                                                                     541              538
  Short-term investments                                                        16,001            7,295
                                                                              --------        ---------

Total investments                                                              154,261          154,017

Cash and cash equivalents                                                        7,292           11,458
Accrued investment income                                                        1,765            1,871
Deferred policy acquisition costs                                               23,799           27,893
Other assets                                                                     9,413            7,010
Separate account assets                                                        556,842          632,351
                                                                              --------        ---------

Total assets                                                                  $753,372        $ 834,600
                                                                              ========        =========

                                   LIABILITIES

Future contract and policy benefits                                           $ 37,082        $  35,251
Contractholder deposit funds and other policy liabilities                       98,307          108,301
Deferred federal income taxes                                                    1,561            1,674
Other liabilities and accrued expenses                                           4,160              575
Separate account liabilities                                                   556,842          632,351
                                                                              --------        ---------

Total liabilities                                                              697,952          778,152
                                                                              --------        ---------

Commitments and contingencies - Note 15

                              STOCKHOLDER'S EQUITY

Common stock, $1 par value - 2,000 shares authorized;                         $  2,000        $   2,000
  2,000 shares issued and outstanding
Additional paid-in capital                                                      29,500           29,500
Accumulated other comprehensive income (loss)                                      661           (1,272)
Retained earnings                                                               23,259           26,220
                                                                              --------        ---------
Total stockholder's equity                                                    $ 55,420        $  56,448
                                                                              --------        ---------

Total liabilities and stockholder's equity                                    $753,372        $ 834,600
                                                                              ========        =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

               For the years ended December 31, 2000, 1999 and 1998


                                                                      2000           1999            1998
                                                                      ----           ----            ----
Net income                                                           $1,739        $ 4,455         $ 5,603
Other comprehensive income
  Net unrealized holding gains (losses) on available-for-sale
    securities, net of tax                                            1,933         (2,443)           (299)
                                                                     ------        -------         -------

Comprehensive income                                                 $3,672        $ 2,012         $ 5,304
                                                                     ======        =======         =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
   (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

               For the years ended December 31, 2000, 1999 and 1998



                                                                    ACCUMULATED
                                                    ADDITIONAL         OTHER                         TOTAL
                                      COMMON         PAID-IN       COMPREHENSIVE     RETAINED     STOCKHOLDER'S
                                      STOCK          CAPITAL          INCOME         EARNINGS        EQUITY
                                      -----          -------          ------         --------        ------
Balance at December 31, 1997          2,000           29,500           1,470          25,662         58,632

  Net income                                                                           5,603          5,603
  Other comprehensive income                                            (299)                          (299)
  Dividends to stockholder                                                            (3,000)        (3,000)
                                    -------         --------         -------         -------        -------

Balance at December 31, 1998          2,000           29,500           1,171          28,265         60,936

  Net income                                                                           4,455          4,455
  Other comprehensive income                                          (2,443)                        (2,443)
  Dividends to stockholder                                                            (6,500)        (6,500)
                                    -------         --------         -------         -------        -------

Balance at December 31, 1999        $ 2,000         $ 29,500         $(1,272)        $26,220        $56,448

  Net income                                                                           1,739          1,739
  Other comprehensive income                                           1,933                          1,933
  Dividends to stockholder                                                            (4,700)        (4,700)
                                    -------         --------         -------         -------        -------

Balance at December 31, 2000        $ 2,000         $ 29,500         $   661         $23,259        $55,420
                                    =======         ========         =======         =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998


                                                                      2000             1999             1998
                                                                      ----             ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $  1,739         $  4,455         $  5,603
Adjustments to reconcile net income to net cash provided by
operating activities:
  Amortization of  discount and premiums                                  7              170               56
  Depreciation and amortization                                          --              122               31
  Net realized gains (losses) on investments                          3,079             (497)          (1,368)
  Interest credited  to contractholder deposit funds                  5,751            5,974            7,532
  Deferred federal income taxes                                      (1,154)             879              517
Changes in assets and liabilities:
   Deferred acquisition costs                                         3,943               19           (1,836)
  Outstanding premiums                                                 (264)          (1,924)             126
  Accrued investment income                                             106               54              341
  Other assets                                                       (2,139)              --
  Future contract and policy benefits                                 2,698            2,342            1,118
  Other, net                                                          3,611           (2,554)               1
                                                                   --------         --------         --------

Net cash provided by operating activities                            17,377            9,040           12,121
                                                                   --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
      Available-for-sale fixed maturities                            51,688           78,076           45,941
      Real estate                                                        --            2,009              (13)
      Mortgage loans                                                  3,177           11,852           13,115
  Purchases of:
      Available-for-sale fixed maturities                           (42,546)         (70,547)         (42,724)
      Mortgage loans                                                 (3,809)          (3,675)              --
      Real estate                                                        --               --           (1,756)
  Net change in policy loans                                             (3)              87               11
  Net change in short-term investments                               (8,706)          (3,404)           6,483
  Changes in other investing activities, net                             --             (222)             165
                                                                   --------         --------         --------

Net cash provided by (used in) investing activities                    (199)          14,176           21,222
                                                                   --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits to contractholder deposit funds                         $ 11,301         $  8,362         $ 24,785
  Withdrawals from contractholder deposit funds                     (27,945)         (23,004)         (65,419)
  Dividends paid to stockholder                                      (4,700)          (6,500)          (3,000)
                                                                   --------         --------         --------


Net cash used in financing activities                               (21,344)         (21,142)         (43,634)
                                                                   --------         --------         --------

Net change in cash and cash equivalents                              (4,166)           2,074          (10,291)

Cash and cash equivalents, beginning of year                         11,458            9,384           19,675
                                                                   --------         --------         --------

Cash and cash equivalents, end of year                             $  7,292         $ 11,458         $  9,384
                                                                   ========         ========         ========
SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes paid                                               $    701         $  2,521         $  2,506

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       GENERAL

       Sun Life Insurance and Annuity Company of New York (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual fixed and variable annuity contracts, and group life and disability insurance contracts in its state of domicile, New York. The parent company, Sun Life Assurance Company of Canada (U.S.), is ultimately a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. Sun Life Financial Services of Canada Inc. was formed as a result of the demutualization on March 22, 2000 of Sun Life Assurance Company of Canada, which was the Company's ultimate parent at December 31, 1999.

       BASIS OF PRESENTATION

       The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

       For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of New York which is a comprehensive basis of accounting other than GAAP. The Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See
       Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

       FINANCIAL INSTRUMENTS

       In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INVESTMENTS

       The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity or available-for-sale. In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts.

       Securities that do not meet this criteria are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of policyholder related amounts and deferred income taxes in a separate component of other comprehensive income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment, and liquidity characteristics. The Company does not engage in trading activities. All of the Company's fixed maturity securities are available-for-sale. All security transactions are recorded on a trade-date basis.

       The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

       Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

       A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

       Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value, less estimated costs to dispose at the time of foreclosure.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

       Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

       Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

       DEFERRED POLICY ACQUISITION COSTS

       Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

       Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced. The amount of amortization of deferred policy acquisition costs could also be revised in the near term if any of the estimates discussed above are revised.

       OTHER ASSETS

       Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

       POLICY LIABILITIES AND ACCRUALS

       Future contract and policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 7.0% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.

       Contractholder deposit funds consist of policy values that accrue to the holders of investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges. Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

       REVENUE AND EXPENSES

       Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

       Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For investment-type contracts, benefits include interest credited to policyholder's accounts and death benefits in excess of account values, which are recognized as incurred.

\                 SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
      (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INCOME TAXES

       The Company files a consolidated federal income tax return with its parent, Sun Life Assurance Company of Canada (U.S.), and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different value for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

       SEPARATE ACCOUNTS

       The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include individual qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.

       In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

       In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The adoption of SFAS No. 133, as amended, is not expected to have a material impact on the Company's financial condition or results of operations.

       On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1 had no material impact on the financial position or results of operations.

       In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

       In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

2.     SIGNIFICANT TRANSACTIONS WITH AFFILIATES

       The Company has an agreement with Sun Life Assurance Company of Canada, which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $1,367,000, $2,045,000, and $1,037,000 in 2000, 1999, and
       1998, respectively. In 2000 and 1999, the Company also had an agreement with Sun Life Assurance Company of Canada (U.S.), its parent, whereby its parent will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement totalled $1,918,000 and $3,507,000, respectively.

       The Company declared and paid dividends in the amounts of $4,700,000, $6,500,000, and $3,000,000 to Sun Life Assurance Company of Canada (U.S.) during 2000, 1999, and 1998, respectively. See Note 14 for dividend restrictions information.

       As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.     INVESTMENTS

       FIXED MATURITIES

       The amortized cost and fair value of fixed maturities were as follows (in 000's):

                                                                                   DECEMBER 31, 2000

                                                                                  GROSS        GROSS           ESTIMATED
                                                                  AMORTIZED     UNREALIZED   UNREALIZED           FAIR
                                                                    COST          GAINS       (LOSSES)           VALUE
                                                                  -------------------------------------------------------
      Fixed maturities available-for-sale:
         United States treasury securities, U.S. Government
           and agency securities                                  $   7,269      $     62    $       -     $       7,331
         Mortgage-backed securities                                   5,929            46           (4)            5,971
         Public utilities                                            16,185           130         (173)           16,142
         Transportation                                               7,572            97          (46)            7,623
         Finance                                                     15,630           397          (76)           15,951
         Corporate                                                   57,941         2,275       (2,391)           57,825
                                                                  -------------------------------------------------------
       Total fixed maturities available-for-sale                  $ 110,526      $  3,007    $  (2,690)       $  110,843
                                                                  =======================================================

                                                                                      DECEMBER 31, 1999

                                                                                  GROSS        GROSS           ESTIMATED
                                                                  AMORTIZED     UNREALIZED   UNREALIZED           FAIR
                                                                    COST          GAINS       (LOSSES)           VALUE
                                                                  -------------------------------------------------------
      Fixed maturities available-for-sale:
         United States treasury securities, U.S. Government
           and agency securities                                  $   9,659      $     13    $    (196)    $       9,476
         Mortgage-backed securities                                   4,974             9          (88)            4,895
         Public utilities                                            19,045             7         (590)           18,462
         Transportation                                              11,129             3         (156)           10,976
         Finance                                                     12,792             3         (268)           12,527
         Corporate fixed maturities                                  65,148           181       (1,725)           63,604
                                                                  ------------------------------------------------------
      Total fixed maturities available-for-sale                   $ 122,747      $    216    $  (3,023)       $  119,940
                                                                  ======================================================

       The amortized cost and estimated fair value by maturity periods for fixed maturities are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.     INVESTMENTS (CONTINUED)

                                                                             DECEMBER 31, 2000

                                                                     AMORTIZED COST     FAIR VALUE
                                                                     ---------------   -------------
      Maturities of available-for-sale fixed securities:
                Due in one year or less                                $      9,709     $      9,520
                Due after one year through five years                        57,683           57,702
                Due after five years through ten years                       26,222           26,652
                Due after ten years                                          16,912           16,969
                                                                     ---------------   -------------

      Total                                                            $    110,526     $    110,843
                                                                     ===============   =============

       Gross gains of $137,000, and $829,000 and gross losses of $1,742,000, and $594,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000 and 1999, respectively. Fixed maturities with an amortized cost of approximately $404,000 and $405,000 at December 31, 2000 and 1999, respectively, were on deposit with governmental authorities as required by law.

       As of December 31, 2000 and 1999, 96% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities. Investment grade securities are those that are rated "A" or better by nationally recognized rating agencies. The Company believes that unrealized losses are temporary in nature, and accordingly, no provisions for other than temporary impairment of value have been recorded. All of the Company's securities were income-producing for the period ending December 31, 2000 and 1999.

       MORTGAGE LOANS AND REAL ESTATE

       The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. The Company had no real estate holdings at December 31, 2000 or 1999. The carrying value of mortgage net of applicable reserves were as follows (in 000's):

                                                          DECEMBER 31,

                                                      2000            1999
                                                 -------------    ------------
      Total mortgage loans                         $  26,876       $  26,244

       The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded. The Company has no restructured or impaired mortgage loans at December 31, 2000 and 1999, respectively, nor any allowances for losses or reserves for impaired loans.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.     INVESTMENTS (CONTINUED)

       Mortgage loans comprise the following property types and geographic regions in (000's):

                                                          DECEMBER 31,
     Property Type:                               2000                1999
                                               -------------     --------------
     Office building                            $     6,581      $        5,564
     Residential                                      1,099               1,134
     Retail                                           9,909               8,692
     Industrial/warehouse                             5,799               6,612
     Other                                            3,488               4,242
                                               -------------     --------------

     Total                                      $    26,876      $       26,244
                                               =============     ==============

                                                         DECEMBER 31,
     Geographic region:                           2000                1999
                                               -------------     --------------
     Arizona                                    $     2,600      $        2,670
     California                                       1,564               2,208
     Florida                                          1,754                 733
     Georgia                                          1,099               1,134
     Indiana                                          2,001               1,375
     Maryland                                         3,488               3,661
     Michigan                                           583                 614
     Nevada                                           1,177               1,193
     New Jersey                                         865                 911
     New York                                         3,384               3,776
     Ohio                                             1,262               1,271
     Pennsylvania                                     3,119               3,288
     Texas                                              694
     Utah                                             1,588               1,635
     Other                                            1,698               1,775
                                               -------------     --------------

     Total                                      $    26,876      $       26,244
                                               =============     ==============

At December 31, 2000, scheduled mortgage loan maturities were as follows (in 000's):

     2001                                          $     4,405
     2002                                                3,119
     2003                                                1,355
     2004                                                4,364
     2005                                                5,080
     Thereafter                                          8,553
                                                   -----------
     Total                                         $    26,876
                                                   ===========

                 SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.     INVESTMENTS (CONTINUED)

       Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations,with or without prepayment penalties,and loans may be refinanced.

       The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $3,809,000 and $2,400,000 at December 31, 2000 and 1999, respectively.

4.     NET REALIZED INVESTMENT GAINS AND LOSSES

       Net realized investment gains (losses) consisted of the following (in 000's):

                                         2000          1999          1998
                                      ----------    ----------    ----------
     Fixed maturities                 $   (1,611)   $      236    $    1,022
     Mortgage loans                           --             8           359
     Real estate                              --           253           (13)
     Write-down of fixed maturities       (1,468)           --            --
                                      ----------    ----------    ----------
     Total                            $   (3,079)   $      497    $    1,368
                                      ==========    ==========    ==========

5.    NET INVESTMENT INCOME

       Net investment income consisted of the following (in 000's):

                                         2000          1999          1998
                                      ----------    ----------    ----------
     Fixed maturities                 $    9,490    $    9,059    $   10,185
     Mortgage loans                        2,432         3,121         3,956
     Real estate                              --          (156)           17
     Policy loans                             43            54            53
     Other                                    45            45            82
                                      ----------    ----------    ----------
         Gross investment income          12,010        12,123        14,293
     Less: Investment expenses               189           217           264
                                      ----------    ----------    ----------
         Net investment income        $   11,821    $   11,906    $   14,029
                                      ==========    ==========    ==========

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):

                                               DECEMBER 31, 2000         DECEMBER 31, 1999
                                             CARRYING    ESTIMATED     CARRYING     ESTIMATED
                                              AMOUNT     FAIR VALUE     AMOUNT      FAIR VALUE
                                           --------------------------------------------------
     Financial assets:
             Cash and cash equivalents      $    7,292   $    7,292   $   11,458    $    11,458
             Fixed maturities                  110,843      110,843      119,940        119,940
             Mortgages                          26,876       27,890       26,244         26,595
             Policy loans                          541          541          538            538
             Short-term investments             16,001       16,001        7,295          7,295

     Financial liabilities:
             Contractholder deposit funds   $   95,508   $   94,447   $  106,400    $   108,424
             Fixed annuity contracts             8,530        8,219        8,916          8,549

       The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

       Policy loans are stated at unpaid principal balances, which approximate fair value.

       The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

7.     REINSURANCE

       GROUP INSURANCE

       The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis. The agreement provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $50,000 per policy for group life contracts ceded by the Company.

       The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure $4,000 per policy per month for long-term disability contracts ceded by the Company.

       The effects of reinsurance were as follows (in 000's):

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                   ------------------------------------
                                                                      2000         1999         1998
                                                                   ----------   ----------   ----------
     Insurance premiums:
           Direct                                                  $   21,484   $   21,629   $   19,772
           Ceded                                                        3,674        3,780        3,547
                                                                   ----------   ----------   ----------
     Net Premiums                                                  $   17,810   $   17,849   $   16,225
                                                                   ==========   ==========   ==========

     Insurance and other individual policy benefits, and claims:
           Direct                                                  $   23,654   $   23,764   $   22,377
           Ceded                                                        4,273        3,611        2,354
                                                                   ----------   ----------   ----------
     Net policy benefits and claims                                $   19,381   $   20,153   $   20,023
                                                                   ==========   ==========   ==========

       The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.     RETIREMENT PLANS:

       PENSION PLAN

       The Company and certain affiliates participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

       The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):

                                                               YEAR ENDED DECEMBER 31,
                                                        2000            1999            1998
                                                    ------------    ------------    ------------
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year   $     99,520    $    110,792    $     79,684

Service cost                                               5,242           5,632           4,506

Interest cost                                              7,399           6,952           6,452

Actuarial loss (gain)                                        579         (21,480)         21,975

Benefits paid                                             (3,065)         (2,376)         (1,825)
                                                    ------------    ------------    ------------
Projected benefit obligation at end of year         $    109,675    $     99,520    $    110,792
                                                    ============    ============    ============

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year      $    158,271    $    151,575    $    136,610

Actual return on plan assets                               8,218           9,072          16,790
Benefits paid                                             (3,285)         (2,376)         (1,825)
                                                    ------------    ------------    ------------
Fair value of plan assets at end of year            $    163,204    $    158,271    $    151,575
                                                    ============    ============    ============

Funded status                                       $     53,529    $     58,752    $     40,783

Unrecognized net actuarial loss                          (12,620)        (20,071)         (2,113)
Unrecognized transition obligation                       (20,561)        (22,617)        (24,674)
Unrecognized prior service cost                            6,501           7,081           7,661
                                                    ------------    ------------    ------------

Prepaid benefit cost                                $     26,849    $     23,145    $     21,657
                                                    ============    ============    ============

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.     RETIREMENT PLANS (CONTINUED):

       The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999 and 1998 (in 000's).

                                                           YEAR ENDED DECEMBER 31,
                                                      2000          1999          1998
                                                  ---------------------------------------

     COMPONENTS OF NET PERIODIC BENEFIT COST:
     Service cost                                  $    5,242    $    5,632    $    4,506

     Interest cost                                      7,399         6,952         6,452

     Expected return on plan assets                   (13,723)      (12,041)      (10,172)

     Amortization of transition obligation asset       (2,056)       (2,056)       (2,056)

     Amortization of prior service cost                   580           580           580

     Recognized net actuarial gain                     (1,146)         (554)         (677)
                                                  ---------------------------------------
     Net periodic benefit cost                     $   (3,704)   $   (1,487)   $   (1,367)
                                                  =======================================
     The Company's share of net periodic benefit   $       52    $       63    $       65
                                                  =======================================

       The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

       The Company and certain affiliates also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $8,000 and $26,000 for the years ended December 31, 2000 and 1999, respectively.

       OTHER POST-RETIREMENT BENEFIT PLANS

       In addition to pension benefits, the Company and certain affiliates provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000, 1999 and 1998 (in 000's).

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.     RETIREMENT PLANS (CONTINUED):

                                                                   2000                1999                  1998
                                                              ------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION:
     Benefit obligation at beginning of year                  $     12,217         $     10,419          $     9,845

     Service cost                                                      529                  413                  240

     Interest cost                                                   1,139                  845                  673

     Actuarial loss                                                  3,665                1,048                  308

     Benefits paid                                                    (465)                (508)                (647)
                                                              ------------------------------------------------------

     Benefit obligation at end of year                        $     17,085         $     12,217          $    10,419
                                                              ======================================================

     CHANGE IN FAIR VALUE OF PLAN ASSETS:
     Fair value of plan assets at beginning of year           $          -         $          -          $         -

     Employer contributions                                            465                  508                  647

     Benefits paid                                                    (465)                (508)                (647)
                                                              ------------------------------------------------------
     Fair value of plan assets at end of year                 $          -         $          -          $         -
                                                              ======================================================

     Funded Status                                            $    (17,085)        $    (12,217)         $   (10,419)
     Unrecognized net actuarial loss                                 4,914                1,469                  586
     Unrecognized transition obligation                                 95                  140                  185
                                                              ------------------------------------------------------
     Prepaid (accrued) benefit cost                           $    (12,076)        $    (10,608)         $    (9,648)
                                                              ======================================================

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.   RETIREMENT PLANS (CONTINUED):

     The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999 and 1998 (in 000's).

                                                                 2000                1999                1998
                                                              --------------------------------------------------
     COMPONENTS OF NET PERIODIC BENEFIT COST

     Service cost                                             $      529          $      413          $      239


     Interest cost                                                 1,139                 845                 673

     Amortization of transition obligation (asset)                    45                  45                  45

     Recognized net actuarial loss (gain)                            219                 164                 (20)
                                                              --------------------------------------------------

     Net periodic benefit cost                                $    1,932          $    1,467          $      937
                                                              ==================================================

     The Company's share of net periodic benefit cost         $       11          $        9          $        6
                                                              ==================================================

       In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9.     FEDERAL INCOME TAXES

       The Company files a consolidated federal income tax return with Sun Life Assurance Company of Canada (U.S.) and other affiliates as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense in the statements of income for the years ended December 31, was as follows (in 000's):

                                                            2000             1999             1998
                                                          --------         --------         --------
      Federal income tax expense:
      Current                                             $ 2,112           $1,301           $2,206
      Deferred                                             (1,154)             879              517
                                                          --------          ------           ------

      Total                                               $   958           $2,180           $2,723
                                                          ========          ======           ======

       Federal income taxes attributable to the operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

                                                             2000            1999             1998
                                                           --------        --------        --------
      Expected federal income tax expense                   $  944          $ 2,322        $  2,914
      Other                                                     14             (142)           (191)

                                                            ------          -------        --------

      Federal income tax expense                            $  958          $ 2,180        $  2,723
                                                            ======          =======        ========

     The net deferred income tax liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                      2000           1999
                                                   ---------       --------
      Deferred tax assets:
          Investments, net                          $   650        $   799
          Actuarial liabilities                       4,442          2,020
          Other                                           -          3,349
                                                    --------       -------
      Total deferred tax assets                       5,092          6,168
                                                    --------       -------

      Deferred tax liabilities:
          Deferred policy acquisition costs (DAC)    (6,418)        (7,842)
          Other                                        (235)             -
                                                    --------       -------

      Total deferred tax liabilities                 (6,653)        (7,842)
                                                    --------       -------

      Net deferred tax liabilities                  $(1,561)       $(1,674)
                                                    =========      ========

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9.   FEDERAL INCOME TAXES (CONTINUED)

       The Company makes payments under the tax sharing agreements as if it were filing as a separate company. Cash payments for federal income taxes were approximately $701,000 and $2,521,000, for the years ended December 31, 2000 and 1999, respectively.

       The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10.    LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

       Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):

                                                     2000             1999
                                                 ------------     ----------
      Balance at January 1                       $   17,755       $   15,002
      Less reinsurance recoverables                  (4,036)          (3,232)
                                                 ------------     ----------
      Net balance at January 1                       13,719           11,770
                                                 ------------     ----------
      Incurred related to:
        Current year                                 10,670           12,187
        Prior years                                     (14)          (1,487)
                                                 ------------     ----------
      Total incurred                                 10,656           10,700
                                                 ------------     ----------
      Paid losses related to:
        Current year                                 (5,473)          (6,755)
        Prior years                                  (3,395)          (1,996)
                                                 ------------     ----------
      Total paid                                     (8,868)          (8,751)
                                                 ------------     ----------

      Net balance at December 31                     20,574           17,755
      Less reinsurance recoverables                  (5,067)          (4,036)
                                                 ------------     ----------
      Balance at December 31                     $   15,507       $   13,719
                                                 ============     ==========

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

11.    DEFERRED POLICY ACQUISITION COSTS

       The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):

                                                                         2000                 1999
                                                                      ----------            ---------
       Balance at January 1                                           $   27,893            $  26,107
           Acquisition costs deferred                                      1,901                2,651
           Amortized to expense during year                               (5,844)              (2,670)
           Adjustment for unrealized investment gains (losses)
             during year                                                    (151)               1,805
                                                                      ----------            ----------
       Balance at December 31                                         $   23,799            $  27,893
                                                                      ==========            ==========

12.    SEGMENT INFORMATION

       The Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities. Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker. Net investment income is allocated based on segmented assets by line of business.

       WEALTH MANAGEMENT

       The Wealth Management segment markets and administers both individual fixed and variable annuity products.

       GROUP  PROTECTION

       The Group Protection segment markets and administers group life insurance, long-term disability and short-term disability products. These products are sold to employers that provide group benefits for their employees.

       INDIVIDUAL PROTECTION

       The only individual products offered are conversions from the group life products.

       CORPORATE

       The Corporate segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents. The following amounts pertain to the various business segments (in 000's):

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12.    SEGMENT INFORMATION (CONTINUED)

                                                            YEAR ENDED DECEMBER 31, 2000
                                                                        PRETAX
                                    TOTAL              TOTAL            INCOME        NET OPERATING             TOTAL
                                  REVENUES         EXPENDITURES         (LOSS)         INCOME(LOSS)            ASSETS
                                --------------    ----------------    ------------    ----------------      --------------
      Wealth Management         $      20,066     $        18,033     $     2,033     $     1,307           $    711,141
      Group Protection                 17,194              15,350           1,844           1,199                 30,514
      Individual Protection               224                 301             (77)            (50)                 1,040
      Corporate                        (1,179)                (76)         (1,103)           (717)                10,677
                                --------------    ----------------    ------------    ----------------      --------------
                         Total  $      36,305     $        33,608     $     2,697     $     1,739           $    753,372
                                ==============    ================    ============    ================      ==============

                                                                YEAR ENDED DECEMBER 31, 1999
      Wealth Management         $      20,565     $        16,234     $     4,331     $     2,958           $    804,824
      Group Protection                 16,415              15,541             874             568                 25,172
      Individual Protection               391                  56             335             218                    483
      Corporate                         1,268                 173           1,095             711                  4,121
                                --------------    ----------------    ------------    ----------------      --------------
                         Total  $      38,639     $        32,004     $     6,635     $     4,455           $    834,600
                                ==============    ================    ============    ================      ==============

                                                                YEAR ENDED DECEMBER 31, 1998

      Wealth Management         $      21,174     $        16,896     $     4,278     $         3,295       $    703,694
      Group Protection                 15,259              13,023           2,236               1,526             23,297
      Individual Protection               294                 558            (264)               (171)             7,493
      Corporate                         2,329                 253           2,076                 953              9,277
                                --------------    ----------------    ------------    ----------------      --------------
                         Total  $      39,056     $        30,730     $     8,326     $         5,603       $    743,761
                                ==============    ================    ============    ================      ==============

13.    REGULATORY FINANCIAL INFORMATION

       The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory net income and capital stock and surplus differs from net income and shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

13.    REGULATORY FINANCIAL INFORMATION (CONTINUED)

       The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):

                                                                                YEAR ENDED DECEMBER 31,
                                                                   2000                   1999               1998
                                                                -----------           -----------         ----------
      Statutory net income                                        $   2,589            $   4,710           $   6,685

      Adjustments to GAAP for life insurance companies:
        Statutory interest maintenance reserve                         (180)                 254                 320
        Investment income and realized gains (losses)                (2,454)               2,599                 254
        Policyowner benefits                                          3,515               (2,205)             (2,967)
        Deferred policy acquisition costs                            (3,943)                 (19)              1,836
        Deferred income taxes                                         2,069                 (880)               (516)
        Other, net                                                      143                   (4)                 (9)
                                                                -----------            ---------           ---------
      GAAP net income                                           $     1,739            $   4,455           $   5,603
                                                                ===========            =========           =========

                                                                               DECEMBER 31,
                                                                          2000              1999
                                                                       ----------         ---------
      Statutory capital stock and surplus                              $   39,560         $  41,346

      Adjustments to GAAP for life insurance companies:
        Valuation of investments                                          (3,859)            (2,185)
        Deferred policy acquisition costs                                 23,799             27,893
        Future policy benefits and
           Contractholder deposit funds                                   (5,566)           (10,547)
        Deferred income taxes                                             (1,561)            (1,674)
        Statutory interest maintenance reserve                               297                554
        Statutory asset valuation reserve                                    884              1,210
        Other, net                                                         1,866               (149)
                                                                       ----------         ---------
      GAAP equity                                                      $   55,420         $  56,448
                                                                       ==========         =========

14.    DIVIDEND RESTRICTIONS

       The Company's ability to pay dividends is subject to certain restrictions. New York has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14.    DIVIDEND RESTRICTIONS (CONTINUED)

       On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15.    COMMITMENTS AND CONTINGENCIES

       REGULATORY AND INDUSTRY DEVELOPMENTS

       Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments.

       LITIGATION

       The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

15.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 10 years. As of December 31, 2000, minimum future lease payments under such leases are as follows (in 000's):

                              2001                              $  250,520
                              2002                                 262,264
                              2003                                 270,072
                              2004                                 180,048
                              Thereafter                                 -
                                                                ----------
                             Total                              $  962,904
                                                                ==========

Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $419,000, $565,000, and $407,000, respectively.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying balance sheets of Sun Life Insurance and Annuity Company of New York (the "Company") as of December 31, 2000 and 1999, and the related statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


Boston, Massachusetts


February 7, 2001

                                                                October   , 2001

                              FUTURITY ACCOLADE-NY

                           VARIABLE AND FIXED ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                       SUN LIFE (N.Y.) VARIABLE ACCOUNT C

                                TABLE OF CONTENTS

Calculation of Performance Data............................................                           2
Advertising and Sales Literature..........................................                           10
Calculations..............................................................                           13
  Example of Variable Accumulation Unit Value Calculation...............                             13
  Example of Variable Annuity Unit Calculation.........................                              13
  Example of Variable Annuity Payment Calculation......................                              13
Distribution of the Contracts.............................................                           13
Designation and Change of Beneficiary.....................................                           14
Custodian.................................................................                           14
Financial Statements......................................................                           14


         The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of Futurity Accolade-NY Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Insurance and Annuity Company of New York (the "Company") in connection with Sun Life (N.Y.) Variable Account C (the "Variable Account") which is not included in the
Prospectus dated October   , 2001. This Statement of Additional Information
should be read in conjunction with the Prospectus, a copy of which may be obtained without charge by writing to the Company at Sun Life Insurance and Annuity Company of New York, P.O. Box 9141, Boston, Massachusetts 02117, or by telephoning (800) 282-7073.


         The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                        CALCULATION OF PERFORMANCE DATA


AVERAGE ANNUAL TOTAL RETURN:

         The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out after the table. For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date the Fund commenced investment operations (the "Inception"). No information is shown for the Funds that had not commenced operations as of December 31, 2000.

         The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the commencement of the offering of the Futurity annuities.

                              FUTURITY ACCOLADE NY
                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 2000

                                                            1 Year               5 Year          10 Year              Fund
                                                            Period               Period          or Life(1)           Inception Date
                                                            ------               ------          ----------           --------------
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth and Income Fund
AIM V.I. International Equity Fund
Alger American Growth Portfolio
Alger American Income and Growth Portfolio
Alger American Small Capitalization Portfolio
Goldman Sachs V.I.T. CORE-sm Large Cap Growth Fund
Goldman Sachs V.I.T. CORE-sm Small Cap Equity Fund
Goldman Sachs V.I.T. CORE-sm U.S. Equity Fund
Goldman Sachs V.I.T. Growth and Income Fund
Goldman Sachs V.I.T. International Equity Fund
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan International Opportunities Portfolio
J.P. Morgan Small Company Portfolio
Lord Abbett Series Fund Growth and Income
MFS/Sun Life Capital Appreciation-S Class                                       [to be filed by amendment]
MFS/Sun Life Emerging Growth-S Class
MFS/Sun Life High Yield-S Class
MFS/Sun Life Utilities-S Class
MFS/Sun Life Government Securities-S Class
MFS/Sun Life Total Return-S Class
MFS/Sun Life Mass. Investors Trust-S Class
MFS/Sun Life New Discovery-S Class
MFS/Sun Life Mass. Investors Growth Stock-S Class
OCC Equity Portfolio
OCC Mid Cap Portfolio
OCC Small Cap Portfolio
OCC Managed Portfolio
Sun Capital Money Market Fund
Sun Capital Investment Grade Bond Fund
Sun Capital Real Estate Fund
SC Select Equity Fund
SC Blue Chip Mid Cap Fund
SC Investors Foundation Fund

(1)      From commencement of investment operations.

(2) From January 3, 1995 (commencement of operations) to December 31, 1996, Chubb Investment Advisory Corporation ("Chubb Investment Advisory"), a wholly owned subsidiary of Chubb Life Insurance Company of America, served as each of these Fund's investment manager, and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Investment Management Inc. ("J.P. Morgan") served as such Fund's sub-investment adviser. Effective January 1, 1997, J.P. Morgan began serving as each Fund's investment adviser.

(3) On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the OCC Accumulation Trust, at which time the OCC Accumulation Trust commenced operations. The total net assets for each of the Equity, Managed and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the Old Trust, and for each of the Equity, Managed and Small Cap Portfolios, $3,764,598, $51,345,102, and $8,129,274, respectively, with respect to the OCC Accumulation Trust. The Equity, Managed and Small Cap Portfolios commenced operations on August 1, 1998. For the period prior to September 16, 1994, the performance figures above for each of the Equity, Managed, and Small Cap Portfolios reflect the performance of the corresponding Portfolios of the Old Trust.

         The length of the period and the last day of each period used in the above table are set out in the table headings. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                        n
                                 P(l + T) = ERV

Where:  P = a hypothetical initial Purchase Payment of $1,000

        T = average annual total return for the period

        n = number of years

      ERV = redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)


The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.


         The $35 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Contracts that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED INVESTMENT PERFORMANCE:


     The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

     "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

         "Annualized" quotations are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.


 $10,000 invested in this Fund under a                     ...would have grown to this amount
Futurity Accolade NY Contract, this many years ago...                    on December 31, 2000

                       AIM V.I. Capital Appreciation Fund

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00

Life             05/05/93-12/31/00


                  AIM V.I. Growth Fund

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00

Life             05/05/93-12/31/00

                         AIM V.I. Growth and Income Fund

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00

Life             05/02/94-12/31/00


                 AIM V.I. International Equity Fund

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00

Life             05/05/93-12/31/00


                 Alger American Growth Portfolio

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             01/09/89-12/31/00

                 Alger American Income and Growth Portfolio

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             11/15/88-12/31/00


                 Alger American Small Capitalization Portfolio

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years                   Periods                 Amount              Rate                 Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             09/21/88-12/31/00

               Goldman Sachs VIT CORE-sm Large Cap Growth Fund

Number                                                        Cumulative            Compound
 of                                                             Growth               Growth
Years               Periods                      Amount          Rate                 Rate
1              12/31/99-12/31/00
2              12/31/98-12/31/00


Life           02/13/98-12/31/00


                 Goldman Sachs VIT CORE-sm- U.S. Equity Fund

Number                                                           Cumulative            Compound
 of                                                                Growth               Growth
Years               Periods                      Amount              Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00

Life             02/13/98-12/31/00

Life             01/03/95-12/31/00              $24,770.00        147.70%               16.34%

                 Lord Abbett Series Fund Growth and Income

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             12/11/89-12/31/00


                 MFS / Sun Life Capital Appreciation - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             06/12/85-12/31/00


                      MFS / Sun Life Emerging Growth - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                 12/31/99-12/31/00
2                 12/31/98-12/31/00
3                 12/31/97-12/31/00
4                 12/31/96-12/31/00
5                 12/31/95-12/31/00


Life              05/01/95-12/31/00

                        MFS / Sun Life Government Securities - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             06/12/85-12/31/00

                 MFS / Sun Life High Yield - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             06/12/85-12/31/00




             MFS / Sun Life Massachusetts Investors Growth Stock - S Class


Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00





Life             05/06/98-12/31/00

             MFS / Sun Life Massachusetts Investors Trust - S Class


Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             11/14/86-12/31/00

                        MFS / Sun Life New Discovery - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00





Life             05/06/98-12/31/00



                 MFS / Sun Life Total Return - S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00
10               12/31/90-12/31/00

Life             05/11/88-12/31/00

                                      -8-

                        MFS / Sun Life Utilities- S Class

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00
3                12/31/97-12/31/00
4                12/31/96-12/31/00
5                12/31/95-12/31/00


Life             11/16/93-12/31/00


                 Sun Capital Investment Grade Bond Fund
Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00

Life             12/07/98-12/31/00

                        Sun Capital Money Market Fund
Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00

Life             12/07/98-12/31/00


                        Sun Capital Real Estate Fund

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00
2                12/31/98-12/31/00

Life             12/07/98-12/31/00


                        SC Blue Chip Mid Cap Fund
Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00

Life             09/01/99-12/31/00

                        SC Investors Foundation Fund

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00

Life             09/01/99-12/31/00


                        SC Select Equity Fund

Number                                                            Cumulative          Compound
 of                                                                Growth              Growth
Years               Periods                      Amount             Rate                Rate
1                12/31/99-12/31/00

Life             09/01/99-12/31/00

ADVERTISING AND SALES LITERATURE

         As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

         A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

         DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

         LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

         STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

         VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

         MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

         STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

         NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market valueweighted and was introduced with a base of 100.00 on February 5, 1971.

         DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

         MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

         IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

         In its advertisements and other sales literature for the Variable Account and the Funds, the Company may illustrate the advantages of the Contracts in a number of ways:

         DOLLAR COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

         SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

         THE COMPANY'S OR THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.


         THE COMPANY'S OR THE FUNDS' ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. The Company may also discuss these types of information in relation to its parents. For example, at December 31, 1999 Sun Life Assurance Company of Canada (U.S.) was the 69th largest U.S. life insurance company based upon overall assets and its parent company, Sun Life Assurance Company of Canada, was the 41st largest.


         COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

         The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

         The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.


----------------------------------------------------------------------------
                               10 YEARS          20 YEARS          30 YEARS
----------------------------------------------------------------------------
Non-Tax-Deferred Account       $16,856            $28,413           $47,893
----------------------------------------------------------------------------
Tax-Deferred Account           $21,589            $46,610          $100,627
----------------------------------------------------------------------------
Tax-Deferred Account After     $17,765            $34,528           $70,720
----------------------------------------------------------------------------
Paying Taxes
----------------------------------------------------------------------------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE REGATTA GOLD-NY VARIABLE ANNUITY OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

                                  CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

         Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004002 (the daily equivalent of the current maximum charge of 1.45% on an annual basis) gives a net investment factor of 1.00323509. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be
14.6116849 (14.5645672 X 1.00323509).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

         Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3846153 (12.3456789 X 1.00323509 (the Net Investment Factor) X 0.99991902). 0.99991902
is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

         Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and
12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846153. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846153).


                         DISTRIBUTION OF THE CONTRACTS

         We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in the State of New York. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Sun Life (U.S.). Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company Sun Life (U.S.) and variable life insurance contracts issued by Sun Life (U.S.).


         Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.10% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                     DESIGNATION AND CHANGE OF BENEFICIARY

         The Beneficiary designation in the Application will remain in effect until changed.

         Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

         Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                   CUSTODIAN

         We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                              FINANCIAL STATEMENTS

         The Financial Statements of Sun Life Insurance Annuity Company of New York and Sun Life (N.Y.) Variable Account C for the year ended December 31, 2000 included in this Statement of Additional Information have been audited by
                    , independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Condition - December 31, 2000



                                                                                      SHARES              COST               VALUE
                                                                                      ---------------------------------------------
Assets:
Investments in :
    AIM Variable Insurance Fund, Inc.
                   V.I. Capital Appreciation Fund (AIM1)                                595             $21,391             $18,359
                   V.I. Growth Fund (AIM2)                                              214               6,565               5,308
                   V.I. Growth and Income Fund (AIM3)                                    32               1,028                 842
                   V.I. International Equity Fund (AIM4)                                812              18,661              16,340
    The Alger American Fund
                   Growth Portfolio (AL1)                                                17               1,114                 819
                   Income and Growth Portfolio (AL2)                                     72               1,207                 957
                   Small Capitalization Portfolio (AL3)                                  33               1,356                 779
    Goldman Sachs Variable Insurance Trust
                   CORE Large Cap Growth Fund (GS1)                                     394               5,505               4,328
                   CORE Small Cap Equity Fund (GS2)                                      96               1,024               1,003
                   CORE U.S. Equity Fund (GS3)                                          384               5,137               4,796
                   Growth and Income Fund (GS4)                                         567               6,146               5,866
                   International Equity Fund (GS5)                                       73               1,042                 862
    J.P. Morgan Series Trust II
                   Equity Portfolio (JP1)                                                60                 995                 899
                   International Opportunities Portfolio (JP2)                           78               1,010                 884
                   Small Company Portfolio (JP3)                                      1,122              16,960              16,137
    Lord Abbett Series Fund, Inc.
                   Growth and Income Portfolio (LA1)                                     45               1,000               1,156
    MFS/Sun Life Series Trust
                   Capital Appreciation Series (CAS)                                     21               1,116                 864
                   Emerging Growth Series (EGS)                                         524              17,266              15,376
                   High Yield Series (HYS)                                              796               6,478               6,071
                   Utilities Series (UTS)                                               682              13,148              13,019
                   Government Securities Series (GSS)                                   102               1,299               1,344
                   Total Return Series (TRS)                                             58               1,091               1,141
                   Massachusetts Investors Trust Series (MIT)                            28               1,065                 998
                   New Discovery Series (NWD)                                           790              13,110              12,623
                   Massachusetts Investors Growth Stock Series (MIS)                    328               5,121               4,768
    OCC Accumulation Trust
                   Equity Portfolio (OP1)                                                49               1,564               1,784
                   Mid Cap Portfolio (OP2)                                              414               5,598               5,397
                   Small Cap Portfolio (OP3)                                            188               5,253               6,058
                   Managed Portfolio (OP4)                                               25                 990               1,102
    Sun Capital Advisers Trust
                   Money Market Fund (SCA1)                                           1,082               1,082               1,082
                   Investment Grade Bond Fund (SCA2)                                    715               6,726               6,866
                   Real Estate Fund (SCA3)                                              509               5,533               5,730
                   Select Equity Fund (SCA4)                                            446               5,471               4,894
                   Blue Chip Mid Cap Fund (SCA5)                                         96               1,348               1,333
                   Investors Foundation Fund (SCA6)                                     107               1,177               1,039

                                                                                                 -----------------------------------

Net Assets                                                                                            $ 184,577           $ 170,824
                                                                                                ===================================

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Condition - December 31, 2000 - continued

 Net assets:



                                                                                                     APPLICABLE TO OWNERS OF
                                                                                              DEFERRED VARIABLE ANNUITY CONTRACTS:
                                                                                           ----------------------------------------

                                                                                            UNITS         UNIT VALUE          VALUE
                                                                                            -----         ----------          -----
AIM1                                                                                       2,128           $8.6264           $18,359
AIM2                                                                                         704            7.5417             5,308
AIM3                                                                                         100            8.4157               842
AIM4                                                                                       2,086            7.8325            16,340
AL1                                                                                          100            8.2112               819
AL2                                                                                          100            9.5761               957
AL3                                                                                          100            7.7885               779
GS1                                                                                          564            7.6765             4,328
GS2                                                                                          100           10.0255             1,003
GS3                                                                                          529            9.0725             4,796
GS4                                                                                          621            9.4529             5,866
GS5                                                                                          100            8.6139               862
JP1                                                                                          100            8.9899               899
JP2                                                                                          100            8.8404               884
JP3                                                                                        1,704            9.4702            16,137
LA1                                                                                          100           11.5660             1,156
CAS                                                                                          100            8.6417               864
EGS                                                                                        1,871            8.2142            15,376
HYS                                                                                          660            9.2057             6,071
UTS                                                                                        1,282           10.1525            13,019
GSS                                                                                          123           10.8891             1,344
TRS                                                                                          100           11.4068             1,141
MIT                                                                                          100            9.9770               998
NWD                                                                                        1,323            9.5430            12,623
MIS                                                                                          527            9.0536             4,768
OP1                                                                                          158           11.3203             1,784
OP2                                                                                          490           11.0040             5,397
OP3                                                                                          448           13.5177             6,058
OP4                                                                                          100           11.0239             1,102
SCA1                                                                                         105           10.3078             1,082
SCA2                                                                                         637           10.7821             6,866
SCA3                                                                                         505           11.3448             5,730
SCA4                                                                                         563            8.6935             4,894
SCA5                                                                                         123           10.8375             1,333
SCA6                                                                                         111            9.6356             1,039
                                                                                                                            --------
Net Assets                                                                                                                  $170,824
                                                                                                                            ========

                       See notes to financial statements

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - For the period from April 14, 2000 (commencement of operations) through December 31, 2000






                                                        AIM1         AIM2         AIM3         AIM4         AL1           AL2
                                                     SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                     -----------  -----------   -----------  -----------  -----------  -----------

INCOME AND EXPENSES:
  Dividend income and capital gain
   distributions received                                $363         $146          $25         $837         $128         $219
  Mortality and expense risk charges                      (44)         (22)          (8)         (44)          (7)          (8)
  Distribution and administrative expense charges          (5)          (3)          (1)          (5)          --           (1)
                                                      -------      -------        -----      -------        -----        -----

        Net investment income (loss)                     $314         $121          $16         $788         $121         $210
                                                      -------      -------        -----      -------        -----        -----


REALIZED AND UNREALIZED GAINS
 (LOSSES):
 Realized gains (losses) on
  investment transactions:
    Proceeds from sales                                   $48         $160         $156          $48          $11           $9
    Cost of investments sold                              (57)        (163)        (148)         (55)         (13)         (11)
                                                      -------      -------        -----      -------        -----        -----


        Net realized gains (losses)                       $(9)         $(3)          $8          $(7)         $(2)         $(2)
                                                      -------      -------        -----      -------        -----        -----


Net unrealized appreciation (depreciation)
 on investments:
   End of period                                      $(3,032)     $(1,257)       $(186)     $(2,321)       $(295)       $(250)
   Beginning of period                                     --           --           --           --           --           --
                                                      -------      -------        -----      -------        -----        -----


        Change in unrealized
          appreciation (depreciation)                 $(3,032)     $(1,257)       $(186)     $(2,321)       $(295)       $(250)

                                                      -------      -------        -----      -------        -----        -----

        Realized and unrealized gains
         (losses)                                     $(3,041)     $(1,260)       $(178)     $(2,328)       $(297)       $(252)
                                                      -------      -------        -----      -------        -----        -----


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                       $(2,727)     $(1,139)       $(162)     $(1,540)       $(176)        $(42)
                                                      =======      =======      =======      =======      =======      =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - For the period from April 14, 2000 (commencement of operations) through December 31, 2000



                                                         AL3         GS1           GS2         GS3           GS4          GS5
                                                     SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                     -----------  -----------   -----------  -----------  -----------  -----------

INCOME AND EXPENSES:
  Dividend income and capital gain
     distributions received                              $369         $425          $33          $57          $22          $51
  Mortality and expense risk charges                       (7)         (13)          (8)         (13)         (21)          (7)
  Distribution and administrative expense charges          (1)          (1)          (1)          (2)          (3)          (1)
                                                        -----      -------         ----        -----        -----        -----

         Net investment income (loss)
                                                         $361         $411          $24          $42          $(2)         $43
                                                        -----      -------         ----        -----        -----        -----

REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
      investment transactions:
        Proceeds from sales                                $8          $14           $9          $15          $24           $8
         Cost of investments sold                         (13)         (15)          (9)         (15)         (24)         (10)
                                                        -----      -------         ----        -----        -----        -----


         Net realized gains (losses)                      $(5)         $(1)     $    --      $    --      $    --          $(2)
                                                        -----      -------         ----        -----        -----        -----


Net unrealized appreciation (depreciation)
  on investments:
         End of period                                  $(577)      (1,177)        $(21)       $(341)       $(280)       $(180)
         Beginning of period                               --           --           --           --           --           --
                                                        -----      -------         ----        -----        -----        -----


         Change in unrealized
             appreciation (depreciation)                $(577)     $(1,177)        $(21)       $(341)       $(280)       $(180)
                                                        -----      -------         ----        -----        -----        -----

         Realized and unrealized gains
             (losses)                                   $(582)     $(1,178)        $(21)       $(341)       $(280)       $(182)
                                                        -----      -------         ----        -----        -----        -----


INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                       $(221)       $(767)          $3        $(299)       $(282)       $(139)
                                                      =======      =======      =======      =======      =======      =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - FOR THE PERIOD FROM APRIL 14, 2000 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2000



                                                          JP1       JP2            JP3         LA1           CAS           EGS
                                                     SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                     -----------  -----------   -----------  -----------  -----------  -----------

INCOME AND EXPENSES:
  Dividend income and capital gain
    distributions received                                 $5          $19          $19          $10         $127         $104
  Mortality and expense risk charges                       (8)          (8)         (40)          (8)          (8)         (40)
  Distribution and administrative expense charges          (1)          (1)          (5)          (1)          (1)          (4)
                                                         ----        -----        -----         ----        -----      -------


             Net investment income (loss)                 $(4)         $10         $(26)          $1         $118          $60
                                                         ----        -----        -----         ----        -----      -------


REALIZED AND UNREALIZED GAINS
  (LOSSES):
    Realized gains (losses) on
     investment transactions:
     Proceeds from sales                                   $8           $9          $44          $10          $10          $43
     Cost of investments sold                              (9)          (9)         (49)          (9)         (11)         (50)

                                                         ----        -----        -----         ----        -----      -------

             Net realized gains (losses)                  $(1)     $    --          $(5)          $1          $(1)         $(7)
                                                         ----        -----        -----         ----        -----      -------


Net unrealized appreciation (depreciation)
  on investments:
     End of period                                       $(96)       $(126)       $(823)        $156        $(252)     $(1,890)
     Beginning of period                                   --           --           --           --           --           --
                                                         ----        -----        -----         ----        -----      -------


             Change in unrealized
                 appreciation (depreciation)             $(96)       $(126)       $(823)        $156        $(252)     $(1,890)
                                                         ----        -----        -----         ----        -----      -------


             Realized and unrealized gains
                 (losses)                                $(97)       $(126)       $(828)        $157        $(253)     $(1,897)
                                                         ----        -----        -----         ----        -----      -------


INCREASE (DECREASE) IN NET ASSETS
      FROM OPERATIONS                                   $(101)       $(116)       $(854)        $158        $(135)     $(1,837)
                                                      =======      =======      =======      =======      =======      =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - For the period from April 14, 2000 (commencement of operations) through December 31, 2000




                                                        HYS         UTS             GSS        TRS           MIT            NWD
                                                     SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                     -----------  -----------   -----------  -----------  -----------  -----------

INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received                               $107        $99           $87       $101             $74          $56
   Mortality and expense risk charges                      (22)       (30)          (11)        (8)             (8)         (30)
   Distribution and administrative expense charges          (3)        (4)           (1)        (1)             (2)          (4)
                                                         -----      -----         -----      -----           -----        -----


              Net investment income (loss)                 $82        $65           $75        $92             $64          $22
                                                         -----      -----         -----      -----           -----        -----


REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
     investment transactions:
     Proceeds from sales                                   $74       $133          $185         $9              $9          $32
     Cost of investments sold                              (82)      (141)         (189)       (10)             (9)         (36)
                                                         -----      -----         -----      -----           -----        -----


           Net realized gains (losses)                     $(8)       $(8)          $(4)       $(1)          $  --          $(4)
                                                         -----      -----         -----      -----           -----        -----


  Net unrealized appreciation (depreciation)
    on investments:
     End of period                                       $(407)     $(129)          $45        $50            $(67)       $(487)
     Beginning of period                                    --         --            --         --              --           --
                                                         -----      -----         -----      -----           -----        -----


           Change in unrealized
              appreciation (depreciation)                $(407)     $(129)          $45        $50            $(67)       $(487)
                                                         -----      -----         -----      -----           -----        -----


           Realized and unrealized gains
              (losses)                                   $(415)     $(137)          $41        $49            $(67)       $(491)
                                                         -----      -----         -----      -----           -----        -----

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                          $(333)      $(72)         $116       $141             $(3)       $(469)
                                                         =====      =====         =====      =====           =====        =====

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - For the period from April 14, 2000 (commencement of operations) through December 31, 2000


                                                         MIS          OP1            OP2           OP3          OP4        SCA1
                                                     SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                                     -----------  -----------   -----------  -----------  -----------  -----------

INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received                               $40          $ --           $426          --       $  --         $42
   Mortality and expense risk charges                     (13)          (12)           (15)        (16)         (9)         (8)
   Distribution and administrative expense charges         (1)           (1)            (2)         (1)         (1)         (1)
                                                        -----         -----          -----       -----       -----       -----


           Net investment income (loss)                   $26          $(13)          $409        $(17)       $(10)        $33
                                                        -----         -----          -----       -----       -----       -----


REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales                                $  15          $ 92           $ 25         $54          $9        $114
     Cost of investments sold                             (15)          (85)           (23)        (45)         (9)       (114)
                                                        -----         -----          -----       -----       -----       -----

           Net realized gains (losses)                  $  --            $7             $2          $9       $  --       $  --
                                                        -----         -----          -----       -----       -----       -----


Net unrealized appreciation
  (depreciation) on investments:
     End of period                                      $(353)         $220          $(201)       $805        $112       $  --
     Beginning of period                                   --            --             --          --          --          --
                                                        -----         -----          -----       -----       -----       -----


           Change in unrealized
                appreciation (depreciation)             $(353)         $220          $(201)       $805        $112       $  --
                                                        -----         -----          -----       -----       -----       -----


           Realized and unrealized gains
               (losses)                                 $(353)         $227          $(199)       $814        $112       $  --
                                                        -----         -----          -----       -----       -----       -----


INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      $(327)         $214           $210        $797        $102         $33
                                                        =====         =====          =====       =====       =====       =====

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
STATEMENT OF OPERATIONS - For the period from April 14, 2000 (commencement of operations) through December 31, 2000

                                                          SCA2           SCA3           SCA4           SCA5           SCA6
                                                       SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                       -----------    -----------    -----------    -----------    -----------
INCOME AND EXPENSES:
  Dividend income and capital gain
    distributions received                                $ 150          $ 233          $ 182          $ 117          $  77
  Mortality and expense risk charges                        (27)           (16)           (14)           (11)            (9)
  Distribution and administrative expense charges            (3)            (2)            (2)            (1)            (1)
                                                          -----          -----          -----          -----          -----

           Net investment income (loss)                   $ 120          $ 215          $ 166          $ 105          $  67
                                                          -----          -----          -----          -----          -----

REALIZED AND UNREALIZED GAINS
  (LOSSES):
     Realized gains (losses) on
       investment transactions:
        Proceeds from sales                               $ 228          $  43          $  18          $  32          $  62
        Cost of investments sold                           (223)           (40)           (18)           (29)           (60)
                                                          -----          -----          -----          -----          -----

           Net realized gains (losses)                    $   5          $   3          $  --          $   3          $   2
                                                          -----          -----          -----          -----          -----

    Net unrealized appreciation (depreciation)
      on investments:
        End of period                                     $ 140          $ 197          $(577)         $ (15)         $(138)
        Beginning of period                                  --             --             --             --             --
                                                          -----          -----          -----          -----          -----

           Change in unrealized
              appreciation (depreciation)                 $ 140          $ 197          $(577)         $ (15)         $(138)
                                                          -----          -----          -----          -----          -----

           Realized and unrealized gains
             (losses)                                     $ 145          $ 200          $(577)         $ (12)         $(136)
                                                          -----          -----          -----          -----          -----

  INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                       $ 265          $ 415          $(411)         $  93          $ (69)
                                                          =====          =====          =====          =====          =====

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Assets - For the period April 14, 2000 (commencement of operations) through December 31, 2000

                                                   AIM1          AIM2          AIM3          AIM4          AL1           AL2
                                               SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                               -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss)                   $    314      $    121      $     16      $    788      $    121      $    210
  Net realized gains (losses)                          (9)           (3)            8            (7)           (2)           (2)
  Net unrealized gains (losses)                    (3,032)       (1,257)         (186)       (2,321)         (295)         (250)
                                                 --------      --------      --------      --------      --------      --------

Increase (Decrease) in net assets
  from operations                                $ (2,727)     $ (1,139)     $   (162)     $ (1,540)     $   (176)     $    (42)
                                                 --------      --------      --------      --------      --------      --------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                   $  1,000      $  1,250      $  1,152      $  1,750      $    995      $    999
    Net transfers between Sub-Accounts and
      Fixed Accounts                               20,086         5,197          (148)       16,130            --            --
    Withdrawals, surrenders and account fees           --            --            --            --            --            --
                                                 --------      --------      --------      --------      --------      --------

Net contract owner activity                      $ 21,086      $  6,447      $  1,004      $ 17,880      $    995      $    999
                                                 --------      --------      --------      --------      --------      --------

           Increase (Decrease) in net assets     $ 18,359      $  5,308      $    842      $ 16,340      $    819      $    957

NET ASSETS:
  Beginning of period                                  --            --            --            --            --            --

  End of period                                  $ 18,359      $  5,308      $    842      $ 16,340      $    819      $    957
                                                 ========      ========      ========      ========      ========      ========

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Asset - For the period April 14, 2000 (commencement of operations ) through December 31, 2000 - continued

                                                   AL3          GS1          GS2          GS3          GS4          GS5
                                               SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                               -----------  -----------  -----------  -----------  -----------  -----------
OPERATIONS:
  Net investment income (loss)                   $   361      $   411      $    24      $    42      $    (2)     $    43
  Net realized gains (losses)                         (5)          (1)          --           --           --           (2)
  Net unrealized gains (losses)                     (577)      (1,177)         (21)        (341)        (280)        (180)
                                                 -------      -------      -------      -------      -------      -------

Increase (Decrease) in net assets
   from operations                               $  (221)     $  (767)     $     3      $  (299)     $  (282)     $  (139)
                                                 -------      -------      -------      -------      -------      -------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                   $ 1,000      $ 1,000      $ 1,000      $ 1,000      $ 1,000      $ 1,001
    Net transfers between Sub-Accounts and
      Fixed Accounts                                  --        4,095           --        4,095        5,148           --
    Withdrawals, surrenders and account fees          --           --           --           --           --           --
                                                 -------      -------      -------      -------      -------      -------

Net contract owner activity                      $ 1,000      $ 5,095      $ 1,000      $ 5,095      $ 6,148      $ 1,001
                                                 -------      -------      -------      -------      -------      -------

           Increase (Decrease) in net assets     $   779      $ 4,328      $ 1,003      $ 4,796      $ 5,866      $   862

NET ASSETS:
  Beginning of period                                 --           --           --           --           --           --
                                                 -------      -------      -------      -------      -------      -------
End of period                                    $   779      $ 4,328      $ 1,003      $ 4,796      $ 5,866      $   862
                                                 =======      =======      =======      =======      =======      =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Assets - For the period April 14, 2000 (commencement of operations) through December 31, 2000 - continued

                                                   JP1           JP2           JP3           LA1          CAS           EGS
                                               SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                                               -----------   -----------   -----------   -----------  -----------   -----------
OPERATIONS:
  Net investment income (loss)                   $     (4)     $     10      $    (26)     $      1     $    118      $     60
  Net realized gains (losses)                          (1)           --            (5)            1           (1)           (7)
  Net unrealized gains (losses)                       (96)         (126)         (823)          156         (252)       (1,890)
                                                 --------      --------      --------      --------     --------      --------

Increase (Decrease) in net assets
   from operations                               $   (101)     $   (116)     $   (854)     $    158     $   (135)     $ (1,837)
                                                 --------      --------      --------      --------     --------      --------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                   $  1,000      $  1,000      $  1,000      $    998     $    999      $  1,100
    Net transfers between Sub-Accounts and
      Fixed Accounts                                   --            --        15,991            --           --        16,113
    Withdrawals, surrenders and account fees           --            --            --            --           --            --
                                                 --------      --------      --------      --------     --------      --------

Net contract owner activity                      $  1,000      $  1,000      $ 16,991      $    998     $    999      $ 17,213
                                                 --------      --------      --------      --------     --------      --------

           Increase (Decrease) in net assets     $    899      $    884      $ 16,137      $  1,156     $    864      $ 15,376

NET ASSETS:
  Beginning of period                                  --            --            --            --           --            --
                                                 --------      --------      --------      --------     --------      --------
  End of period                                  $    899      $    884      $ 16,137      $  1,156     $    864      $ 15,376
                                                 ========      ========      ========      ========     ========      ========

See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Assets - For the period April 14, 2000 (commencement of operations) through December 31, 2000 - continued

                                                   HYS           UTS           GSS           TRS           MIT           NWD
                                               SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                               -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss)                   $     82      $     65      $     75      $     92      $     64      $     22
  Net realized gains (losses)                          (8)           (8)           (4)           (1)           --            (4)
  Net unrealized gains (losses)                      (407)         (129)           45            50           (67)         (487)
                                                 --------      --------      --------      --------      --------      --------

Increase (Decrease) in net assets
   from operations                               $   (333)     $    (72)     $    116      $    141      $     (3)     $   (469)
                                                 --------      --------      --------      --------      --------      --------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                   $  1,150      $  1,100      $  1,400      $  1,000      $  1,001      $  1,000
    Net transfers between Sub-Accounts and
      Fixed Accounts                                5,254        11,991          (172)           --            --        12,092
    Withdrawals, surrenders and account fees           --            --            --            --            --            --
                                                 --------      --------      --------      --------      --------      --------

Net contract owner activity                      $  6,404      $ 13,091      $  1,228      $  1,000      $  1,001      $ 13,092
                                                 --------      --------      --------      --------      --------      --------

           Increase (Decrease) in net assets     $  6,071      $ 13,019      $  1,344      $  1,141      $    998      $ 12,623

NET ASSETS:
  Beginning of period                                  --            --            --            --            --            --
                                                 --------      --------      --------      --------      --------      --------
End of period                                    $  6,071      $ 13,019      $  1,344      $  1,141      $    998      $ 12,623
                                                 ========      ========      ========      ========      ========      ========

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Assets - For the period from April 14, 2000 (commencement of operations) through December 31, 2000 - continued

                                                   MIS          OP1          OP2          OP3          OP4         SCA1
                                               SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                               -----------  -----------  -----------  -----------  -----------  -----------
OPERATIONS:
  Net investment income (loss)                   $    26      $   (13)     $   409      $   (17)     $   (10)     $    33
  Net realized gains (losses)                         --            7            2            9           --           --
  Net unrealized gains (losses)                     (353)         220         (201)         805          112           --
                                                 -------      -------      -------      -------      -------      -------

Increase (Decrease) in net assets
   from operations                               $  (327)     $   214      $   210      $   797      $   102      $    33
                                                 -------      -------      -------      -------      -------      -------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                   $ 1,000      $ 1,500      $ 1,100      $ 1,049      $ 1,000      $ 1,000
    Net transfers between Sub-Accounts and
      Fixed Accounts                               4,095           70        4,087        4,212           --           49
    Withdrawals, surrenders and account fees          --           --           --           --           --           --
                                                 -------      -------      -------      -------      -------      -------

Net contract owner activity                      $ 5,095      $ 1,570      $ 5,187      $ 5,261      $ 1,000      $ 1,049
                                                 -------      -------      -------      -------      -------      -------

           Increase (Decrease) in net assets     $ 4,768      $ 1,784      $ 5,397      $ 6,058      $ 1,102      $ 1,082

NET ASSETS:
  Beginning of period                                 --           --           --           --           --           --
                                                 -------      -------      -------      -------      -------      -------

  End of period                                  $ 4,768      $ 1,784      $ 5,397      $ 6,058      $ 1,102      $ 1,082
                                                 =======      =======      =======      =======      =======      =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
Statement of Changes in Net Assets - For the period from April 14, 2000 (commencement of operations) through December 31, 2000 - continued

                                                     SCA2           SCA3           SCA4            SCA5            SCA6
                                                  SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                  -----------    -----------    -----------     -----------     -----------
OPERATIONS:
  Net investment income (loss)                      $   120        $   215        $   166         $   105         $    67
  Net realized gains (losses)                             5              3             --               3               2
  Net unrealized gains (losses)                         140            197           (577)            (15)           (138)
                                                    -------        -------        -------         -------         -------

Increase (Decrease) in net assets
   from operations                                  $   265        $   415        $  (411)        $    93         $   (69)
                                                    -------        -------        -------         -------         -------

CONTRACT OWNER TRANSACTIONS:
  Accumulation activity:
    Purchase payments received                      $ 1,650        $ 1,200        $ 1,200         $ 1,250         $ 1,150
    Net transfers between Sub-Accounts and
       Fixed Accounts                                 4,951          4,115          4,105             (10)            (42)
    Withdrawals, surrenders and account fees             --             --             --              --              --
                                                    -------        -------        -------         -------         -------

Net contract owner activity                         $ 6,601        $ 5,315        $ 5,305         $ 1,240         $ 1,108
                                                    -------        -------        -------         -------         -------

           Increase (Decrease) in net assets        $ 6,866        $ 5,730        $ 4,894         $ 1,333         $ 1,039

NET ASSETS:
  Beginning of period                                    --             --             --              --              --
                                                    -------        -------        -------         -------         -------

  End of period                                     $ 6,866        $ 5,730        $ 4,894         $ 1,333         $ 1,039
                                                    =======        =======        =======         =======         =======

                       See notes to financial statements.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(1)      ORGANIZATION

         Sun Life (N.Y.) Variable Account C (the "Variable Account"), a separate account of Sun Life Insurance and Annuity Company of New York (the "Sponsor"), a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.), was established on October 18, 1985 as a funding vehicle for the variable portion of Futurity Variable Annuity Contracts. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

         The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a single corresponding investment portfolio of certain registered open-end mutual funds. The Funds offered are: AIM Variable Insurance Fund, Inc., The Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust and Sun Capital Advisers Trust (collectively, "the Funds"). Massachusetts Financial Services Company, an affiliate of the Sponsor, is the investment advisor to MFS/Sun Life Series Trust. Sun Capital Advisers Inc., an affiliate of the Sponsor, is the investment advisor to Sun Capital Advisers Trust.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         GENERAL

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATIONS

         Investments in the Funds are recorded at their net asset value. Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-dividend date.

         Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

         FEDERAL INCOME TAX STATUS

         The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not subject to tax.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(3)      CONTRACT CHARGES

         A mortality and expense risk charge based on the value of the Sub-Accounts included in the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25%.

         Each year on the contract anniversary, an account administration fee ("Account Fee") equal to $30 is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year. As reimbursement for administrative expenses attributable to contracts which exceed the revenues received from the Account Fees, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such Contracts.

         The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 6% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses, including commissions paid to sales personnel, the costs of preparation of sales literature, and other promotional costs and acquisition expenses.

(4)      ANNUITY RESERVES

         Annuity reserves are calculated using the 1983 Individual Annuitant mortality Table A and an assumed interest rate of 3% per year. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(5)      UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS

For the period from April 14, 2000 (commencement of operations) through December 31, 2000

                                                     UNITS TRANSFERRED         UNITS WITHDRAWN,
        UNITS OUTSTANDING                           BETWEEN SUB-ACCOUNTS       SURRENDERED, AND        UNITS OUTSTANDING
        BEGINNING OF PERIOD    UNITS PURCHASED       AND FIXED ACCOUNT            ANNUITIZED             END OF PERIOD
        -------------------    -----------------  -------------------------   -------------------     --------------------
AIM1                     -                  100                      2,028                     -                    2,128
AIM2                     -                  125                        579                     -                      704
AIM3                     -                  114                        (14)                    -                      100
AIM4                     -                  175                      1,911                     -                    2,086

AL1                      -                  100                          -                     -                      100
AL2                      -                  100                          -                     -                      100
AL3                      -                  100                          -                     -                      100

GS1                      -                  100                        464                     -                      564
GS2                      -                  100                          -                     -                      100
GS3                      -                  100                        429                     -                      529
GS4                      -                  100                        521                     -                      621
GS5                      -                  100                          -                     -                      100

JP1                      -                  100                          -                     -                      100
JP2                      -                  100                          -                     -                      100
JP3                      -                  100                      1,604                     -                    1,704

LA1                      -                  100                          -                     -                      100

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(5)      UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS - continued

For the period from April 14, 2000 (commencement of operations) through December 31, 2000

                                                      UNITS TRANSFERRED         UNITS WITHDRAWN,
        UNITS OUTSTANDING                            BETWEEN SUB-ACCOUNTS       SURRENDERED, AND       UNITS OUTSTANDING
        BEGINNING OF PERIOD    UNITS PURCHASED        AND FIXED ACCOUNT            ANNUITIZED            END OF PERIOD
        -------------------    -----------------   -------------------------   -------------------    --------------------
CAS                      -                  100                           -                     -                     100
EGS                      -                  110                       1,761                     -                   1,871
HYS                      -                  115                         545                     -                     660
UTS                      -                  110                       1,172                     -                   1,282
GSS                      -                  140                         (17)                    -                     123
TRS                      -                  100                           -                     -                     100
MIT                      -                  100                           -                     -                     100
NWD                      -                  100                       1,223                     -                   1,323
MIS                      -                  100                         427                     -                     527

OP1                      -                  150                           8                     -                     158
OP2                      -                  109                         381                     -                     490
OP3                      -                  104                         344                     -                     448
OP4                      -                  100                           -                     -                     100

SCA1                     -                  100                           5                     -                     105
SCA2                     -                  165                         472                     -                     637
SCA3                     -                  119                         386                     -                     505
SCA4                     -                  119                         444                     -                     563
SCA5                     -                  124                          (1)                    -                     123
SCA6                     -                  115                          (4)                    -                     111

UN LIFE (N.Y.) VARIABLE ACCOUNT C

(6)      INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-Account for the period ended December 31, 2000:

                                                                   PURCHASES         SALES
                                                                 --------------   -------------
AIM Variable Insurance Fund, Inc.
         V.I. Capital Appreciation Fund                               $ 21,448            $ 48
         V.I. Growth Fund                                                6,728             160
         V.I. Growth and Income Fund                                     1,176             156
         V.I. International Equity Fund                                 18,716              48
The Alger American Fund
         Growth Portfolio                                                1,127              11
         Income and Growth Portfolio                                     1,218               9
         Small Capitalization Portfolio                                  1,369               8
Goldman Sachs Variable Insurance Trust
         CORE Large Cap Growth Fund                                      5,520              14
         CORE Small Cap Equity Fund                                      1,033               9
         CORE US Equity Fund                                             5,152              15
         Growth and Income Fund                                          6,170              24
         International Equity Fund                                       1,052               8
J.P. Morgan Series Trust II
         Equity Portfolio                                                1,004               8
         International Opportunities Portfolio                           1,019               9
         Small Company Portfolio                                        17,009              44
Lord Abbett Series Fund, Inc.
         Growth and Income Portfolio                                     1,009              10
MFS/Sun Life Series Trust
         Capital Appreciation Series                                     1,127              10
         Emerging Growth Series                                         17,316              43
         High Yield Series                                               6,560              74
         Utilities Series                                               13,289             133
         Government Securities Series                                    1,488             185
         Total Return Series                                             1,101               9

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(6)      INVESTMENT PURCHASES AND SALES - continued

                                                                   PURCHASES         SALES
                                                                 --------------   -------------
MFS/Sun Life Series Trust - continued
         Massachusetts Investors Trust Series                          $ 1,074            $  9
         New Discovery Series                                           13,146              32
         Massachusetts Investors Growth Stock Series                     5,136              15
OCC Accumulation Trust
         Equity Portfolio                                                1,649              92
         Mid Cap Portfolio                                               5,621              25
         Small Cap Portfolio                                             5,298              54
         Managed Portfolio                                                 999               9
Sun Capital Advisers Trust
         Money Market Fund                                               1,196             114
         Investment Grade Bond Fund                                      6,949             228
         Real Estate Fund                                                5,573              43
         Select Equity Fund                                              5,489              18
         Blue Chip Mid Cap Fund                                          1,377              32
         Investors Foundation Fund                                       1,237              62

INDEPENDENT AUDITORS' REPORT


To the Participants in Sun Life (N.Y.) Variable Account C and the Board of Directors of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying statement of condition of AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Growth Sub-Account, AIM V.I. Growth and Income Sub-Account, AIM V.I. International Equity Sub-Account, the Alger American Growth Sub-Account, the Alger American Income and Growth Sub-Account, the Alger American Small Capitalization Sub-Account, Goldman Sachs VIT CORE Large Cap Growth Sub-Account, Goldman Sachs VIT CORE Small Cap Equity Sub-Account, Goldman Sachs VIT CORE U.S. Equity Sub-Account, Goldman Sachs Growth and Income Sub-Account, Goldman Sachs International Equity Sub-Account, J.P. Morgan Equity Sub-Account, J.P. Morgan International Opportunities Sub-Account, J.P.Morgan Small Company Sub-Account, Lord Abbett Growth and Income Sub-Account, MFS/Sun Life Capital Appreciation Sub-Account, MFS/Sun Life Emerging Growth Sub-Account, MFS/Sun Life High Yield Sub-Account, MFS/Sun Life Utilities Sub-Account, MFS/Sun Life Government Securities Sub-Account, MFS/Sun Life Total Return Sub-Account, MFS/Sun Life Massachusetts Investors Trust Sub-Account, MFS/Sun Life New Discovery Sub-Account, MFS/Sun Life Massachusetts Investors Growth Stock Sub-Account, OCC Accumulation Equity Sub-Account, OCC Accumulation Mid Cap Sub-Account, OCC Accumulation Small Cap Sub-Account, OCC Accumulation Managed Sub-Account, Sun Capital Advisers Trust Money Market Sub-Account, Sun Capital Advisers Trust Investment Grade Bond Sub-Account, Sun Capital Advisers Trust Real Estate Sub-Account, Sun Capital Advisers Trust Select Equity Sub-Account, Sun Capital Advisers Trust Blue Chip Mid Cap Sub-Account, and Sun Capital Advisers Trust Investors Foundation Sub-Account of Sun Life (N.Y.) Variable Account C (the "Sub-Accounts") as of December 31, 2000, the related statement of operations and the statement of changes in net assets for the period from April 14, 2000 (commencement of operations) through December 31, 2000. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held as of December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2000, the results of their operations and the changes in their net assets for the period from April 14, 2000 (commencement of operations) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

February 9, 2001

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                              STATEMENTS OF INCOME
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998

                                                            2000             1999            1998
                                                         -----------      -----------     -----------
Revenues

  Premiums and annuity considerations                      $ 17,810         $ 17,849        $ 16,225
  Net investment income                                      11,821           11,906          14,029
  Net realized investment gains (losses)                     (3,079)             497           1,368
  Fee and other income                                        9,753            8,387           7,434
                                                           --------         --------        --------

Total revenues                                               36,305           38,639          39,056
                                                           --------         --------        --------
Benefits and Expenses

  Policyowner benefits                                       19,381           20,153          20,023
  Other operating expenses                                    8,383            9,181           7,473
  Amortization of deferred policy acquisition costs           5,844            2,670           3,234
                                                           --------         --------        --------

Total benefits and expenses                                  33,608           32,004          30,730
                                                           --------         --------        --------

Income before income tax expense                              2,697            6,635           8,326

Income tax expense                                              958            2,180           2,723
                                                           --------         --------        --------

Net Income                                                 $  1,739         $  4,455        $  5,603
                                                           ========         ========        ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                                 BALANCE SHEETS
                      (in thousands except per share data)

                           December 31, 2000 and 1999

                                     ASSETS                                    2000           1999
                                                                             --------       ---------
Investments
  Available-for-sale fixed maturities at fair value (amortized cost of
  $110,526 and $122,747 in 2000 and 1999, respectively)                      $110,843       $ 119,940
  Mortgage loans                                                               26,876          26,244
  Policy loans                                                                    541             538
  Short-term investments                                                       16,001           7,295
                                                                             --------       ---------

Total investments                                                             154,261         154,017

Cash and cash equivalents                                                       7,292          11,458
Accrued investment income                                                       1,765           1,871
Deferred policy acquisition costs                                              23,799          27,893
Other assets                                                                    9,413           7,010
Separate account assets                                                       556,842         632,351
                                                                             --------       ---------

Total assets                                                                 $753,372       $ 834,600
                                                                             ========       =========

                                   LIABILITIES

Future contract and policy benefits                                          $ 37,082       $  35,251
Contractholder deposit funds and other policy liabilities                      98,307         108,301
Deferred federal income taxes                                                   1,561           1,674
Other liabilities and accrued expenses                                          4,160             575
Separate account liabilities                                                  556,842         632,351
                                                                             --------       ---------

Total liabilities                                                             697,952         778,152
                                                                             --------       ---------

Commitments and contingencies - Note 15

                              STOCKHOLDER'S EQUITY

Common stock, $1 par value - 2,000 shares authorized;                        $  2,000       $   2,000
  2,000 shares issued and outstanding
Additional paid-in capital                                                     29,500          29,500
Accumulated other comprehensive income (loss)                                     661          (1,272)
Retained earnings                                                              23,259          26,220
                                                                             --------       ---------
Total stockholder's equity                                                   $ 55,420       $  56,448
                                                                             --------       ---------

Total liabilities and stockholder's equity                                   $753,372       $ 834,600
                                                                             ========       =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998


                                                                     2000         1999           1998
                                                                    ------       -------        -------
Net income                                                          $1,739       $ 4,455        $ 5,603
Other comprehensive income
  Net unrealized holding gains (losses) on available-for-sale
    securities, net of tax                                           1,933        (2,443)          (299)
                                                                    ------       -------        -------

Comprehensive income                                                $3,672       $ 2,012        $ 5,304
                                                                    ======       =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998


                                                                             ACCUMULATED
                                                           ADDITIONAL            OTHER                                  TOTAL
                                        COMMON              PAID-IN          COMPREHENSIVE          RETAINED         STOCKHOLDER'S
                                         STOCK              CAPITAL              INCOME             EARNINGS            EQUITY
                                         -----              -------              ------             --------            ------
Balance at December 31, 1997              2,000               29,500               1,470              25,662             58,632

  Net income                                                                                           5,603              5,603
  Other comprehensive income                                                        (299)                                  (299)
  Dividends to stockholder                                                                            (3,000)            (3,000)
                                        -------             --------             -------             -------            -------

Balance at December 31, 1998              2,000               29,500               1,171              28,265             60,936

  Net income                                                                                           4,455              4,455
  Other comprehensive income                                                      (2,443)                                 (2,443)
  Dividends to stockholder                                                                            (6,500)            (6,500)
                                        -------             --------             -------             -------            -------

Balance at December 31, 1999            $ 2,000             $ 29,500             $(1,272)            $26,220            $56,448

  Net income                                                                                           1,739              1,739
  Other comprehensive income                                                       1,933                                  1,933
  Dividends to stockholder                                                                            (4,700)            (4,700)
                                        -------             --------             -------             -------            -------

Balance at December 31, 2000            $ 2,000             $ 29,500             $   661             $23,259            $55,420
                                        =======             ========             =======             =======            =======


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

              For the years ended December 31, 2000, 1999 and 1998


                                                                         2000                 1999                 1998
                                                                       --------             --------             --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                             $  1,739             $  4,455             $  5,603
Adjustments to reconcile net income to net cash provided by
operating activities:
  Amortization of  discount and premiums                                      7                  170                   56
  Depreciation and amortization                                              --                  122                   31
  Net realized gains (losses) on investments                              3,079                 (497)              (1,368)
  Interest credited  to contractholder deposit funds                      5,751                5,974                7,532
  Deferred federal income taxes                                          (1,154)                 879                  517
Changes in assets and liabilities:
   Deferred acquisition costs                                             3,943                   19               (1,836)
  Outstanding premiums                                                     (264)              (1,924)                 126
  Accrued investment income                                                 106                   54                  341
  Other assets                                                           (2,139)                  --
  Future contract and policy benefits                                     2,698                2,342                1,118
  Other, net                                                              3,611               (2,554)                   1
                                                                       --------             --------             --------

Net cash provided by operating activities                                17,377                9,040               12,121
                                                                       --------             --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
      Available-for-sale fixed maturities                                51,688               78,076               45,941
      Real estate                                                            --                2,009                  (13)
      Mortgage loans                                                      3,177               11,852               13,115
  Purchases of:
      Available-for-sale fixed maturities                               (42,546)             (70,547)             (42,724)
      Mortgage loans                                                     (3,809)              (3,675)                  --
      Real estate                                                            --                   --               (1,756)
  Net change in policy loans                                                 (3)                  87                   11
  Net change in short-term investments                                   (8,706)              (3,404)               6,483
  Changes in other investing activities, net                                 --                 (222)                 165
                                                                       --------             --------             --------

Net cash provided by (used in) investing activities                        (199)              14,176               21,222
                                                                       --------             --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits to contractholder deposit funds                             $ 11,301             $  8,362             $ 24,785
  Withdrawals from contractholder deposit funds                         (27,945)             (23,004)             (65,419)
  Dividends paid to stockholder                                          (4,700)              (6,500)              (3,000)
                                                                       --------             --------             --------

Net cash used in financing activities                                   (21,344)             (21,142)             (43,634)
                                                                       --------             --------             --------

Net change in cash and cash equivalents                                  (4,166)               2,074              (10,291)

Cash and cash equivalents, beginning of year                             11,458                9,384               19,675
                                                                       --------             --------             --------

Cash and cash equivalents, end of year                                 $  7,292             $ 11,458             $  9,384
                                                                       ========             ========             ========
SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes paid                                                   $    701             $  2,521             $  2,506

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      GENERAL

      Sun Life Insurance and Annuity Company of New York (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual fixed and variable annuity contracts, and group life and disability insurance contracts in its state of domicile, New York. The parent company, Sun Life Assurance Company of Canada (U.S.), is ultimately a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. Sun Life Financial Services of Canada Inc. was formed as a result of the demutualization on March 22, 2000 of Sun Life Assurance Company of Canada, which was the Company's ultimate parent at December 31, 1999.

      BASIS OF PRESENTATION

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

      For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of New York which is a comprehensive basis of accounting other than GAAP. The Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

      FINANCIAL INSTRUMENTS

      In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INVESTMENTS

      The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity or available-for-sale. In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Securities that do not meet this criteria are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of policyholder related amounts and deferred income taxes in a separate component of other comprehensive income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment, and liquidity characteristics. The Company does not engage in trading activities. All of the Company's fixed maturity securities are available-for-sale. All security transactions are recorded on a trade-date basis.

      The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

      Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

      A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

      Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value, less estimated costs to dispose at the time of foreclosure.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

      Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

      Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

      DEFERRED POLICY ACQUISITION COSTS

      Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

      Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced. The amount of amortization of deferred policy acquisition costs could also be revised in the near term if any of the estimates discussed above are revised.

      OTHER ASSETS

      Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

      1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

      POLICY LIABILITIES AND ACCRUALS

      Future contract and policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 7.0% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.

      Contractholder deposit funds consist of policy values that accrue to the holders of investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

      Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

      REVENUE AND EXPENSES

      Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

      Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For investment-type contracts, benefits include interest credited to policyholder's accounts and death benefits in excess of account values, which are recognized as incurred.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INCOME TAXES

      The Company files a consolidated federal income tax return with its parent, Sun Life Assurance Company of Canada (U.S.), and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different value for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

      SEPARATE ACCOUNTS

      The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include individual qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.

      NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.

      In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

      In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The adoption of SFAS No. 133, as amended, is not expected to have a material impact on the Company's financial condition or results of operations.

      On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1 had no material impact on the financial position or results of operations.

      In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

      In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

2.    SIGNIFICANT TRANSACTIONS WITH AFFILIATES

      The Company has an agreement with Sun Life Assurance Company of Canada, which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $1,367,000, $2,045,000, and $1,037,000 in 2000, 1999, and
      1998, respectively. In 2000 and 1999, the Company also had an agreement with Sun Life Assurance Company of Canada (U.S.), its parent, whereby its parent will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement totalled $1,918,000 and $3,507,000, respectively.

      The Company declared and paid dividends in the amounts of $4,700,000, $6,500,000, and $3,000,000 to Sun Life Assurance Company of Canada (U.S.) during 2000, 1999, and 1998, respectively. See Note 14 for dividend restrictions information.

      As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


3.    INVESTMENTS

      FIXED MATURITIES

      The amortized cost and fair value of fixed maturities were as follows (in 000's):

                                                                                 DECEMBER 31, 2000

                                                                                 GROSS       GROSS          ESTIMATED
                                                                AMORTIZED     UNREALIZED   UNREALIZED          FAIR
                                                                  COST           GAINS       (LOSSES)          VALUE
                                                                --------        ------        -------         --------
      Fixed maturities available-for-sale:
        United States treasury securities, U.S. Government
          and agency securities                                 $  7,269        $   62        $    --         $  7,331
        Mortgage-backed securities                                 5,929            46             (4)           5,971
        Public utilities                                          16,185           130           (173)          16,142
        Transportation                                             7,572            97            (46)           7,623
        Finance                                                   15,630           397            (76)          15,951
        Corporate                                                 57,941         2,275         (2,391)          57,825
                                                                ------------------------------------------------------
      Total fixed maturities available-for-sale                 $110,526        $3,007        $(2,690)        $110,843
                                                                ======================================================


                                                                                 DECEMBER 31, 1999

                                                                               GROSS       GROSS           ESTIMATED
                                                               AMORTIZED    UNREALIZED    UNREALIZED          FAIR
                                                                  COST         GAINS       (LOSSES)           VALUE
                                                                --------        ----        -------         --------
      Fixed maturities available-for-sale:
        United States treasury securities, U.S. Government
          and agency securities                                 $  9,659        $ 13        $  (196)        $  9,476
        Mortgage-backed securities                                 4,974           9            (88)           4,895
        Public utilities                                          19,045           7           (590)          18,462
        Transportation                                            11,129           3           (156)          10,976
        Finance                                                   12,792           3           (268)          12,527
        Corporate fixed maturities                                65,148         181         (1,725)          63,604
                                                                ----------------------------------------------------
      Total fixed maturities available-for-sale                 $122,747        $216        $(3,023)        $119,940
                                                                ====================================================

      The amortized cost and estimated fair value by maturity periods for fixed maturities are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


3.   INVESTMENTS (CONTINUED)

                                                                     DECEMBER 31, 2000

                                                                 AMORTIZED COST    FAIR VALUE
                                                                 --------------    ----------
      Maturities of available-for-sale fixed securities:
                Due in one year or less                           $  9,709          $  9,520
                Due after one year through five years               57,683            57,702
                Due after five years through ten years              26,222            26,652
                Due after ten years                                 16,912            16,969
                                                                  --------          --------

      Total                                                       $110,526          $110,843
                                                                  ========          ========

      Gross gains of $137,000, and $829,000 and gross losses of $1,742,000, and $594,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000 and 1999, respectively. Fixed maturities with an amortized cost of approximately $404,000 and $405,000 at December 31, 2000 and 1999, respectively, were on deposit with governmental authorities as required by law.

      As of December 31, 2000 and 1999, 96% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities. Investment grade securities are those that are rated "A" or better by nationally recognized rating agencies. The Company believes that unrealized losses are temporary in nature, and accordingly, no provisions for other than temporary impairment of value have been recorded. All of the Company's securities were income-producing for the period ending December 31, 2000 and 1999.

      MORTGAGE LOANS AND REAL ESTATE

      The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. The Company had no real estate holdings at December 31, 2000 or 1999. The carrying value of mortgage net of applicable reserves were as follows (in 000's):

                                                          DECEMBER 31,

                                                      2000               1999
                                                 -------------    ------------
      Total mortgage loans                         $  26,876          $  26,244

      The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded. The Company has no restructured or impaired mortgage loans at December 31, 2000 and 1999, respectively, nor any allowances for losses or reserves for impaired loans.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.    INVESTMENTS (CONTINUED)

      Mortgage loans comprise the following property types and geographic regions in (000's):

                                                 DECEMBER 31,

      Property Type:                       2000                  1999
                                         -------               -------
      Office building                    $ 6,581               $ 5,564
      Residential                          1,099                 1,134
      Retail                               9,909                 8,692
      Industrial/warehouse                 5,799                 6,612
      Other                                3,488                 4,242
                                         -------               -------

      Total                              $26,876               $26,244
                                         =======               =======


                                            DECEMBER 31,

        Geographic region:           2000                  1999
                                   -------               -------
        Arizona                    $ 2,600               $ 2,670
        California                   1,564                 2,208
        Florida                      1,754                   733
        Georgia                      1,099                 1,134
        Indiana                      2,001                 1,375
        Maryland                     3,488                 3,661
        Michigan                       583                   614
        Nevada                       1,177                 1,193
        New Jersey                     865                   911
        New York                     3,384                 3,776
        Ohio                         1,262                 1,271
        Pennsylvania                 3,119                 3,288
        Texas                          694
        Utah                         1,588                 1,635
        Other                        1,698                 1,775
                                   -------               -------

        Total                      $26,876               $26,244
                                   =======               =======

At December 31, 2000, scheduled mortgage loan maturities were as follows (in 000's):

        2001                           $ 4,405
        2002                             3,119
        2003                             1,355
        2004                             4,364
        2005                             5,080
        Thereafter                       8,553
                                       --------
        Total                          $ 26,876
                                       ========

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


3.    INVESTMENTS (CONTINUED)

      Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

      The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $3,809,000 and $2,400,000 at December 31, 2000 and 1999, respectively.

4.    NET REALIZED INVESTMENT GAINS AND LOSSES

      Net realized investment gains (losses) consisted of the following (in 000's):

                                               2000           1999             1998
                                             -------           ----          -------
     Fixed maturities                        $(1,611)          $236          $ 1,022
     Mortgage loans                               --              8              359
     Real estate                                  --            253              (13)
     Write-down of fixed maturities           (1,468)            --               --
                                             -------           ----          -------
     Total                                   $(3,079)          $497          $ 1,368
                                             =======           ====          =======

5.    NET INVESTMENT INCOME

      Net investment income consisted of the following (in 000's):

                                            2000              1999              1998
                                          -------          --------           -------
     Fixed maturities                     $ 9,490          $  9,059           $10,185
     Mortgage loans                         2,432             3,121             3,956
     Real estate                               --              (156)               17
     Policy loans                              43                54                53
     Other                                     45                45                82
                                          -------          --------           -------
         Gross investment income           12,010            12,123            14,293
     Less: Investment expenses                189               217               264
                                          -------          --------           -------
         Net investment income            $11,821          $ 11,906           $14,029
                                          =======          ========           =======

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):

                                                     DECEMBER 31, 2000               DECEMBER 31, 1999

                                                 CARRYING       ESTIMATED        CARRYING       ESTIMATED
                                                  AMOUNT        FAIR VALUE        AMOUNT        FAIR VALUE
                                                 ---------------------------------------------------------
     Financial assets:
             Cash and cash equivalents           $  7,292        $  7,292        $ 11,458        $ 11,458
             Fixed maturities                     110,843         110,843         119,940         119,940
             Mortgages                             26,876          27,890          26,244          26,595
             Policy loans                             541             541             538             538
             Short-term investments                16,001          16,001           7,295           7,295

     Financial liabilities:
             Contractholder deposit funds        $ 95,508        $ 94,447        $106,400        $108,424
             Fixed annuity contracts                8,530           8,219           8,916           8,549

      The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

      Policy loans are stated at unpaid principal balances, which approximate fair value.

      The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


7.    REINSURANCE

      GROUP INSURANCE

      The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis. The agreement provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $50,000 per policy for group life contracts ceded by the Company.

      The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure $4,000 per policy per month for long-term disability contracts ceded by the Company.

      The effects of reinsurance were as follows (in 000's):


                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                        -------------------------------------
                                                                          2000           1999           1998
                                                                        -------        -------        -------
     Insurance premiums:
           Direct                                                       $21,484        $21,629        $19,772
           Ceded                                                          3,674          3,780          3,547
                                                                        -------        -------        -------
     Net Premiums                                                       $17,810        $17,849        $16,225
                                                                        =======        =======        =======

     Insurance and other individual policy benefits, and claims:
           Direct                                                       $23,654        $23,764        $22,377
           Ceded                                                          4,273          3,611          2,354
                                                                        -------        -------        -------
     Net policy benefits and claims                                     $19,381        $20,153        $20,023
                                                                        =======        =======        =======

      The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


8.    RETIREMENT PLANS:

      PENSION PLAN

      The Company and certain affiliates participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

      The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):

                                                                        YEAR ENDED DECEMBER 31,

                                                              2000               1999                1998
                                                           ---------           ---------           ---------
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year          $  99,520           $ 110,792           $  79,684

Service cost                                                   5,242               5,632               4,506

Interest cost                                                  7,399               6,952               6,452

Actuarial loss (gain)                                            579             (21,480)             21,975

Benefits paid                                                 (3,065)             (2,376)             (1,825)
                                                           ---------           ---------           ---------
Projected benefit obligation at end of year                $ 109,675           $  99,520           $ 110,792
                                                           =========           =========           =========

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year             $ 158,271           $ 151,575           $ 136,610

Actual return on plan assets                                   8,218               9,072              16,790
Benefits paid                                                 (3,285)             (2,376)             (1,825)
                                                           ---------           ---------           ---------
Fair value of plan assets at end of year                   $ 163,204           $ 158,271           $ 151,575
                                                           =========           =========           =========

Funded status                                              $  53,529           $  58,752           $  40,783

Unrecognized net actuarial loss                              (12,620)            (20,071)             (2,113)
Unrecognized transition obligation                           (20,561)            (22,617)            (24,674)
Unrecognized prior service cost                                6,501               7,081               7,661
                                                           ---------           ---------           ---------

Prepaid benefit cost                                       $  26,849           $  23,145           $  21,657
                                                           =========           =========           =========

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


8.    RETIREMENT PLANS (CONTINUED):

      The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999 and 1998 (in 000's).

                                                                        YEAR ENDED DECEMBER 31,

                                                             2000               1999               1998
                                                           ----------------------------------------------
      COMPONENTS OF NET PERIODIC BENEFIT COST:
      Service cost                                         $  5,242           $  5,632           $  4,506

      Interest cost                                           7,399              6,952              6,452

      Expected return on plan assets                        (13,723)           (12,041)           (10,172)

      Amortization of transition obligation asset            (2,056)            (2,056)            (2,056)

      Amortization of prior service cost                        580                580                580

      Recognized net actuarial gain                          (1,146)              (554)              (677)
                                                           ----------------------------------------------
      Net periodic benefit cost                            $ (3,704)          $ (1,487)          $ (1,367)
                                                           ==============================================
      The Company's share of net periodic benefit          $     52           $     63           $     65
                                                           ==============================================

      The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

      The Company and certain affiliates also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $8,000 and $26,000 for the years ended December 31, 2000 and 1999, respectively.

      OTHER POST-RETIREMENT BENEFIT PLANS

      In addition to pension benefits, the Company and certain affiliates provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000, 1999 and 1998 (in 000's).

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


8.  RETIREMENT PLANS (CONTINUED):


                                                               2000               1999               1998
                                                             ----------------------------------------------
     CHANGE IN BENEFIT OBLIGATION:
     Benefit obligation at beginning of year                 $ 12,217           $ 10,419           $  9,845

     Service cost                                                 529                413                240

     Interest cost                                              1,139                845                673

     Actuarial loss                                             3,665              1,048                308

     Benefits paid                                               (465)              (508)              (647)
                                                             ----------------------------------------------

     Benefit obligation at end of year                       $ 17,085           $ 12,217           $ 10,419
                                                             ==============================================

     CHANGE IN FAIR VALUE OF PLAN ASSETS:
     Fair value of plan assets at beginning of year          $     --           $     --           $     --

     Employer contributions                                       465                508                647

     Benefits paid                                               (465)              (508)              (647)
                                                             ----------------------------------------------
     Fair value of plan assets at end of year                $     --           $     --           $     --
                                                             ==============================================

     Funded Status                                           $(17,085)          $(12,217)          $(10,419)
     Unrecognized net actuarial loss                            4,914              1,469                586
     Unrecognized transition obligation                            95                140                185
                                                             ----------------------------------------------
     Prepaid (accrued) benefit cost                          $(12,076)          $(10,608)          $ (9,648)
                                                             ==============================================

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


8.    RETIREMENT PLANS (CONTINUED):

      The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999 and 1998 (in 000's).

                                                                 2000            1999           1998
                                                               -------------------------------------
     COMPONENTS OF NET PERIODIC BENEFIT COST

     Service cost                                              $  529          $  413          $ 239


     Interest cost                                              1,139             845            673

     Amortization of transition obligation(asset)                  45              45             45

     Recognized net actuarial loss (gain)                         219             164            (20)
                                                               -------------------------------------

     Net periodic benefit cost                                 $1,932          $1,467          $ 937
                                                               =====================================

     The Company's share of net periodic benefit cost          $   11          $    9          $   6
                                                               =====================================

      In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9.    FEDERAL INCOME TAXES

      The Company files a consolidated federal income tax return with Sun Life Assurance Company of Canada (U.S.) and other affiliates as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense in the statements of income for the years ended December 31, was as follows (in 000's):

                                             2000             1999            1998
                                           -------           ------          ------
      Federal income tax expense:
      Current                              $ 2,112           $1,301          $2,206
      Deferred                              (1,154)             879             517
                                           -------           ------          ------

      Total                                $   958           $2,180          $2,723
                                           =======           ======          ======

      Federal income taxes attributable to the operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

                                                   2000             1999              1998
                                                   ----          -------           -------
      Expected federal income tax expense          $944          $ 2,322           $ 2,914
      Other                                          14             (142)             (191)

                                                   ----          -------           -------

      Federal income tax expense                   $958          $ 2,180           $ 2,723
                                                   ====          =======           =======

      The net deferred income tax liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                             2000              1999
                                                           -------           -------
      Deferred tax assets:
          Investments, net                                 $   650           $   799
          Actuarial liabilities                              4,442             2,020
          Other                                                 --             3,349
                                                           -------           -------
      Total deferred tax assets                              5,092             6,168
                                                           -------           -------

      Deferred tax liabilities:
          Deferred policy acquisition costs (DAC)           (6,418)           (7,842)
          Other                                               (235)               --
                                                           -------           -------

      Total deferred tax liabilities                        (6,653)           (7,842)
                                                           -------           -------

      Net deferred tax liabilities                         $(1,561)          $(1,674)
                                                           =======           =======

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


9.    FEDERAL INCOME TAXES (CONTINUED)

      The Company makes payments under the tax sharing agreements as if it were filing as a separate company. Cash payments for federal income taxes were approximately $701,000 and $2,521,000, for the years ended December 31, 2000 and 1999, respectively.

      The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10.   LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

      Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):

                                               2000               1999
                                             --------           --------
      Balance at January 1                   $ 17,755           $ 15,002
      Less reinsurance recoverables            (4,036)            (3,232)
                                             --------           --------
      Net balance at January 1                 13,719             11,770
                                             --------           --------
      Incurred related to:
        Current year                           10,670             12,187
        Prior years                               (14)            (1,487)
                                             --------           --------
      Total incurred                           10,656             10,700
                                             --------           --------
      Paid losses related to:
        Current year                           (5,473)            (6,755)
        Prior years                            (3,395)            (1,996)
                                             --------           --------
      Total paid                               (8,868)            (8,751)
                                             --------           --------

      Net balance at December 31               20,574             17,755
      Less reinsurance recoverables            (5,067)            (4,036)
                                             --------           --------
      Balance at December 31                 $ 15,507           $ 13,719
                                             ========           ========


The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


11.   DEFERRED POLICY ACQUISITION COSTS

      The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):


                                                                            2000               1999
                                                                          --------           --------
       Balance at January 1                                               $ 27,893           $ 26,107
           Acquisition costs deferred                                        1,901              2,651
           Amortized to expense during year                                 (5,844)            (2,670)
           Adjustment for unrealized investment gains (losses)
             during year                                                      (151)             1,805
                                                                          --------           --------
       Balance at December 31                                             $ 23,799           $ 27,893
                                                                          ========           ========

12.   SEGMENT INFORMATION

      The Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities. Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker. Net investment income is allocated based on segmented assets by line of business.

      WEALTH MANAGEMENT

      The Wealth Management segment markets and administers both individual fixed and variable annuity products.

      GROUP PROTECTION

      The Group Protection segment markets and administers group life insurance, long-term disability and short-term disability products. These products are sold to employers that provide group benefits for their employees.

      INDIVIDUAL PROTECTION

      The only individual products offered are conversions from the group life products.

      CORPORATE

      The Corporate segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents. The following amounts pertain to the various business segments (in 000's):

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


12.   SEGMENT INFORMATION (CONTINUED)


                                                                YEAR ENDED DECEMBER 31, 2000

                                                                                PRETAX
                                           TOTAL              TOTAL             INCOME        NET OPERATING          TOTAL
                                         REVENUES         EXPENDITURES          (LOSS)        INCOME(LOSS)          ASSETS
                                         --------           --------           -------           -------           --------
       Wealth Management                 $ 20,066           $ 18,033           $ 2,033           $ 1,307           $711,141
       Group Protection                    17,194             15,350             1,844             1,199             30,514
       Individual Protection                  224                301               (77)              (50)             1,040
       Corporate                           (1,179)               (76)           (1,103)             (717)            10,677
                                         --------           --------           -------           -------           --------
                          Total          $ 36,305           $ 33,608           $ 2,697           $ 1,739           $753,372
                                         ========           ========           =======           =======           ========

                                                                YEAR ENDED DECEMBER 31, 1999

       Wealth Management                 $20,565          $16,234          $4,331          $2,958          $804,824
       Group Protection                   16,415           15,541             874             568            25,172
       Individual Protection                 391               56             335             218               483
       Corporate                           1,268              173           1,095             711             4,121
                                         -------          -------          ------          ------          --------
                          Total          $38,639          $32,004          $6,635          $4,455          $834,600
                                         =======          =======          ======          ======          ========

                                                                YEAR ENDED DECEMBER 31, 1998
      Wealth Management                 $21,174          $16,896          $ 4,278           $ 3,295           $703,694
      Group Protection                   15,259           13,023            2,236             1,526             23,297
      Individual Protection                 294              558             (264)             (171)             7,493
      Corporate                           2,329              253            2,076               953              9,277
                                        -------          -------          -------           -------           --------
                         Total          $39,056          $30,730          $ 8,326           $ 5,603           $743,761
                                        =======          =======          =======           =======           ========

13.   REGULATORY FINANCIAL INFORMATION

      The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory net income and capital stock and surplus differs from net income and shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

        SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (WHOLLY-OWNED
           SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


13.   REGULATORY FINANCIAL INFORMATION (CONTINUED)

      The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):

                                                                           YEAR ENDED DECEMBER 31,

                                                                     2000              1999              1998
                                                                   -------           -------           -------
      Statutory net income                                         $ 2,589           $ 4,710           $ 6,685

      Adjustments to GAAP for life insurance companies:
        Statutory interest maintenance reserve                        (180)              254               320
        Investment income and realized gains (losses)               (2,454)            2,599               254
        Policyowner benefits                                         3,515            (2,205)           (2,967)
        Deferred policy acquisition costs                           (3,943)              (19)            1,836
        Deferred income taxes                                        2,069              (880)             (516)
        Other, net                                                     143                (4)               (9)
                                                                   -------           -------           -------
      GAAP net income                                              $ 1,739           $ 4,455           $ 5,603
                                                                   =======           =======           =======

                                                                         DECEMBER 31,

                                                                     2000               1999
                                                                   --------           --------
      Statutory capital stock and surplus                          $ 39,560           $ 41,346

      Adjustments to GAAP for life insurance companies:
        Valuation of investments                                     (3,859)            (2,185)
        Deferred policy acquisition costs                            23,799             27,893
        Future policy benefits and
          Contractholder deposit funds                               (5,566)           (10,547)
        Deferred income taxes                                        (1,561)            (1,674)
        Statutory interest maintenance reserve                          297                554
        Statutory asset valuation reserve                               884              1,210
        Other, net                                                    1,866               (149)
                                                                   --------           --------
      GAAP equity                                                  $ 55,420           $ 56,448
                                                                   ========           ========

14.   DIVIDEND RESTRICTIONS

      The Company's ability to pay dividends is subject to certain restrictions. New York has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


14.   DIVIDEND RESTRICTIONS (CONTINUED)

      On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or
      (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15.   COMMITMENTS AND CONTINGENCIES

      REGULATORY AND INDUSTRY DEVELOPMENTS

      Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments.

      LITIGATION

      The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

               SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
    (WHOLLY-OWNED SUBSIDIARY OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.))

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


15.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 10 years. As of December 31, 2000, minimum future lease payments under such leases are as follows (in 000's):

                      2001          $250,520
                      2002           262,264
                      2003           270,072
                      2004           180,048
                      Thereafter          --
                                    --------
                Total               $962,904
                                    ========


Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $419,000, $565,000, and $407,000, respectively.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying balance sheets of Sun Life Insurance and Annuity Company of New York (the "Company") as of December 31, 2000 and 1999, and the related statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


Boston, Massachusetts


February 7, 2001

                                     PART C

                               OTHER INFORMATION


Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following Financial Statements are included in this Registration
Statement:

A. Condensed Financial Information - Accumulation Unit Values (to be filed in post-effective amendment) (Part A)

B.   Financial Statements of the Depositor (Part B)

     1. Consolidated Statements of Income, Years Ended December 31, 2000, 1999 and 1998;

     2.   Consolidated Balance Sheets, December 31, 2000 and 1999,

     3. Consolidated Statements of Comprehensive Income, Years Ended December 31, 2000, 1999 and 1998;

     4. Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2000, 1999 and 1998;

     5. Consolidated Statements of Cash Flows, Years Ended December 31, 2000, 1999 and 1998;

     6.   Notes to Consolidated Financial Statements; and

     7.   Independent Auditors' Report (to be filed by amendment)

C.   Financial Statements of the Registrant (Part B)

     1.   Statement of Condition, December 31, 2000;

     2.   Statement of Operations, Year Ended December 31, 2000;

     3. Statement of Charges in Net Assets, Years Ended December 31, 2000 and December 31, 1999;

     4.   Notes to Financial Statements; and

     5.   Independent Auditors' Report (to be filed by amendment)

     (b) The following Exhibits are incorporated in this Registration Statement by reference unless otherwise indicated:

     (1) Resolution of the Board of Directors of the depositor dated December 3, 1984, authorizing the establishment of the Registrant (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

     (2) Not applicable;

     (3) (a) Marketing Coordination Agreement between the Depositor, MFS Fund Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);


         (b) (i) Specimen Sales Operations and General Agent Agreement (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29,
2000);


         (b) (ii) Specimen Broker-Dealer Supervisory and Service Agent Agreement (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);


         (b) (iii) Specimen Broker-Dealer Supervisory and Service Agent Agreement (Type 4) (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);


     (4) Form of Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract*;

     (5) Form of Application used with the variable annuity contract filed as Exhibit (4)*;

     (6) Declaration of Intent and Charter and By-Laws of the Depositor (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29,
2000);

     (7) Not Applicable;

     (8) (a) Form of Participation Agreement by and between The Alger American Fund, Sun Life Assurance Company of Canada (U.S.), and Fred Alger and Company, Incorporated (Filed as Exhibit 8(a) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

         (b) (i) Form of Participation Agreement dated February 17, 1998 by and between Goldman Sachs Variable, Insurance Trust, Goldman Sachs & Co. and Sun Life Assurance Company of Canada (U.S.) (Filed as Exhibit 8(b)(i) to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

             (ii) Form of Amendment No. 1 dated December 14, 1998 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(ii) to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

             (iii) Form of Amendment No. 2 dated as of March 15, 1999 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(iii) to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed

April 26, 1999);

         (c) Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Filed as Exhibit 8(d) to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

         (d) Form of Participation Agreement dated February 17, 1998 by and among Sun Life Assurance Company of Canada (U.S.), AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Filed as
Exhibit 8(g) to Post-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-82957, filed February 3, 2000);

         (e) Form of Participation Agreement dated August 18, 1999 by and among Sun Life Assurance Company of Canada (U.S.), Sun Capital Advisers Trust and Sun Capital Advisers, Inc. (Filed as Exhibit 8(h) to Post-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-82957, filed February 3,
2000);

         (f) Form of Participation Agreement dated April 30, 2001 by and among Rydex Variable Trust, Rydex Distributors, Inc., and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

         (g) Form of Participation Agreement dated April 15, 2001 by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

         (h) (i) Form of Participation Agreement dated December 1, 1996 by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund, and Fidelity Distributors Corporation. (Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-13087, filed January 1, 1997).

         (h) (ii) Form of Amendment No. 1 dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund, and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

         (i) Form of Participation Agreement dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), the Depositor, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

    (9) Opinion and Consent of Counsel as to legality of securities being registered*,

     (10) Consent of Auditors (to be filed by amendment);

     (11) None;

     (12) Not Applicable;

     (13) Schedule for Computation of Performance Quotations Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037; and

     (15) Powers of Attorney--Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement of the Registrant on Form N-4, File No. 33-41629 filed April, 2001.

     (16) Organizational Chart of Sun Life Assurance Company of Canada. (Incorporated by reference from Exhibit 16 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-30844 filed on February 9,
2001)


*Filed herewith


Item 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal                     Positions and Offices
Business Address                       with the Depositor
------------------                     ---------------------
Donald A. Stewart                      Chairman and Director
150 King Street West
Toronto, Ontario
  Canada  M5H 1J9

C. James Prieur                        Vice Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

James A. McNulty, III                  President and Director
One Sun Life Executive Park
Wellesley Hills, MA  02481

David D. Horn                          Director
Strong Road
New Vineyard, Maine  04956

Donald B. Henderson, Jr.               Director
125 West 55th Street
New York, NY  10019

John G. Ireland                        Director
680 Steamboat Road
Greenwich, CT 06830

Name and Principal                     Positions and Offices
Business Address                       with the Depositor
------------------                     ---------------------
Angus A. MacNaughton                   Director
Genstar Investment Corporation
555 California Street
San Francisco, CA 94104

Peter R. O'Flinn                       Director
125 West 55th Street
New York, NY 10019

Fioravante G. Perrotta                 Director
13 Clark Lane
Essex, CT 06426

Ralph F. Peters                        Director
55 Strimples Mill Road
Stockton, NJ 08559

S. Caesar Raboy                        Director
220 Boylston Street
Boston, MA  02110

William W. Stinson                     Director
Canadian Pacific Limited
1800 Bankers Hall, East Tower
855 2nd Street, S.W.
Calgary, Alberta
Canada T2P 4Z5

Frederick B. Whittemore                Director
1221 Avenue of the Americas
New York, NY 10020

James C. Baillie                       Director
Torys
Suite 300, Maritime Life Tower
Toronto, Ontario  M5K1N2

James M.A. Anderson                    Vice President, Investments
One Sun Life Executive Park
Wellesley Hills, MA 02481

Peter F. Demuth                        Vice President and Chief
One Sun Life Executive Park            Counsel and Assistant
Wellesley Hills, MA  02481             Secretary

Ronald J. Fernandes                    Vice President, Retirement
One Copley Place                       Products and Services
Boston, MA 02116

Ellen B. King                          Senior Counsel and Secretary
One Sun Life Executive Park
Wellesley Hills, MA  02481

Davey S. Scoon                         Vice President, Finance,
One Sun Life Executive Park            Controller and Treasurer
Wellesley Hills, MA 02481

Robert P. Vrolyk                       Vice President
One Sun Life Executive Park            and Actuary
Wellesley Hills, MA  02481

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.). Sun Life Assurance Company of Canada (U.S.) is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada.

     The organization chart of Sun Life Assurance Company of Canada is incorporated herein by reference as Exhibit 16 to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-4 (File No. 333-30844) filed on February 9, 2001.

     None of the companies listed is a subsidiary of the Registrant, therefore the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

Item 27. NUMBER OF CONTRACT OWNERS

There are no Contract owners because sales of the Contracts have not yet commenced.

Item 28. INDEMNIFICATION

     Article 5, Section 5.6 of the By-laws of Sun Life Insurance and Annuity Company of New York, a copy of which was filed as Exhibit A.(6)(b) to the Registration Statement of the Registrant on Form N-8B-2 (File No. 811-4440), provides for indemnification of directors, officers and employees of Sun Life Insurance and Annuity Company of New York.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

     (a) Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H and I, Sun Life (N.Y.)

Variable Accounts A and B and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

Name and Principal                     Positions and Officers
Business Address*                      with Underwriter
------------------                     ----------------------
William Franca.........................President
David S. Scoon.........................Treasurer and Director
James M.A. Anderson....................Director
Ronald J. Fernandes....................Director
James A McNulty, III...................Director
George E. Maden........................Secretary and Clerk
William T. Evers.......................Assistant Secretary and Clerk
Maura A. Murphy........................Assistant Secretary and Clerk
Norton A. Goss, II.....................Vice President & Chief Compliance Officer
Michael L. Gentile.....................Vice President
Imants Saksons.........................Vice President
Stephen J. Yarina......................Tax Officer

----------------
* The principal business address of all directors and officers of the principal underwriter except Messrs, Fernandes, Goss and Franca is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Messrs, Fernandes, Goss and Franca is One Copley Place, Boston, Massachusetts 02116.

     (c) Inapplicable.

Item 30.  LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Sun Life Insurance and Annuity Company of New York, in whole or in part, at its Home Office at 122 East 42nd Street, Suite 1900, New York, New York 10017, at the offices of Clarendon Insurance Agency, Inc. at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or at the offices of Sun Life Assurance Company of Canada (U.S.) at One Copley Place, Boston Massachusetts 02116 and One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

     Not applicable.

Item 32. UNDERTAKINGS


     The Registrant hereby undertakes:

     (a) To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

     (b) To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

     (c) To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

     (d) Representation with respect to Section 26(e)of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


     The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 17th day of August, 2001.

                                       Sun Life (N.Y.)
                                         Variable Account C
                                       (Registrant)

                                       Sun Life Insurance and Annuity
                                       Company of New York
                                       (Depositor)





                                   By: /s/  JAMES A. McNULTY, III
                                       --------------------------------
                                       James A. McNulty, III
                                       President

Attest:  /s/ EDWARD M. SHEA
         -------------------------
         Edward M. Shea
         Assistant Vice President
         and Senior Counsel

     As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities with the Depositor, Sun Life Insurance and Annuity Company of New York, and on the dates indicated.

Signature                              Title                     Date
---------                              -----                     ----
*/s/  JAMES A. McNULTY, III            President and              August 17, 2001
-----------------------------------    Director
James A. McNulty, III

Signature                   Title                                Date
---------                   -----                                ----
                            Vice President, Finance
                            Controller and Treasurer
                            (Principal Financial &
/s/ DAVEY S. SCOON          Accounting Officer)                   August  , 2001
------------------------
Davey S. Scoon

/S/SANDRA M. DADALT         Attorney-in-Fact for:                 August  , 2001
------------------------    Donald A. Stewart, Chairman and
Sandra M. DaDalt              Director
                            C. James Prieur, Vice Chairman
                              and Director
                            Donald B. Henderson, Jr., Director
                            Peter R. O'Flinn, Director
                            Fioravante G. Perrotta, Director
                            Ralph F. Peters,  Director
                            Frederick B. Whittemore, Director
                            James C. Baillie, Director
                            David D. Horn, Director
                            Angus A. McNaughton, Director
                            S. Caesar Raboy, Director
                            William W. Stinson, Director